NNN REIT
NYSE:NNN

35 CONSECUTIVE ANNUAL DIVIDEND INCREASES

NAVIGATING ALL MARKET CONDITIONS

ANNUAL REPORT | 2024

2024
HIGHLIGHTS

$565.4 million in property investments including
75 properties at an initial **cap rate of 7.7%**

Maintained **98.5% occupancy**

Achieved **30-year average
annual total return of 11.1%**

Ended the year with
$0 outstanding on our
**$1.2 billion
line of credit**

TOTAL SHAREHOLDER RETURN COMPARISON
(NNN = $40.85 at December 31, 2024)

	5 YEARS	10 YEARS	15 YEARS	20 YEARS	25 YEARS	30 YEARS
NNN REIT, Inc. (NNN)	**-0.3%**	**5.2%**	**9.7%**	**9.2%**	**12.5%**	**11.1%**
Indices						
*NAREIT Equity REIT Index (FNERTR)	3.3%	5.8%	9.4%	7.1%	9.9%	9.6%
*Morgan Stanley REIT Index (RMS G)	4.3%	5.7%	9.3%	7.0%	9.8%	n/a
S&P 500 Index (SPX)	14.5%	13.1%	13.9%	10.3%	7.7%	10.5%
*S&P 400 Index (MID)	10.3%	9.7%	11.9%	9.7%	9.6%	11.8%

* NNN is a member of this index

VALUE OF $1,000 INVESTMENT
(As of December 31, 2024)

	5 YEARS	10 YEARS	15 YEARS	20 YEARS	25 YEARS	30 YEARS
NNN REIT, Inc. (NNN)	$ 985	$ 1,654	$ 4,015	$ 5,824	$ 18,918	$ 23,647
Indices						
*NAREIT Equity REIT Index (FNERTR)	$ 1,175	$ 1,761	$ 3,843	$ 3,913	$ 10,543	$ 15,557
*Morgan Stanley REIT Index (RMS G)	$ 1,234	$ 1,734	$ 3,806	$ 3,848	$ 10,259	n/a
S&P 500 Index (SPX)	$ 1,967	$ 3,416	$ 7,008	$ 7,156	$ 6,374	$ 20,047
*S&P 400 Index (MID)	$ 1,632	$ 2,512	$ 5,393	$ 6,335	$ 9,982	$ 28,093

* NNN is a member of this index

TABLE OF CONTENTS



Our 25-year average occupancy rate is **98.3%**

NNN'S STRATEGY RESULTS IN HIGHER OCCUPANCY, LESS VOLATILITY

■ NNN
■ REIT Industry (Excluding Hotels & Healthcare)

Year	NNN	REIT Industry
2004	97.4%	93.0%
2005	98.3%	93.5%
2006	98.2%	93.5%
2007	98.3%	92.8%
2008	96.7%	92.0%
2009	96.4%	90.5%
2010	96.9%	90.1%
2011	97.4%	90.8%
2012	97.9%	90.7%
2013	98.2%	92.0%
2014	98.6%	92.7%
2015	99.2%	92.5%
2016	99.1%	93.3%
2017	99.1%	93.5%
2018	98.2%	93.7%
2019	99.0%	93.6%
2020	98.5%	87.1%
2021	99.0%	90.1%
2022	99.4%	91.1%
2023	99.5%	91.0%
2024	98.5%	91.4%*

NNN 98.3% Average

*REIT Industry Average as of Q3 2024

Source: S&P Capital IQ

2

Dear Fellow Shareholders,

I am pleased to report that despite facing some disruptions in the latter part of the year, our company performed in line with our expectations for 2024. Our portfolio, built to withstand all market conditions, has once again proven resilient. The dedication and expertise of our best-in-class real estate professionals have positioned our assets well for the future. While market fluctuations have affected short-term performance, our long-term strategy remains firmly on track.

RESILIENT PERFORMANCE IN A DYNAMIC MARKET

NNN, like most companies, performs better in a stable, rational market. However, our team's ability to adapt and execute in less predictable environments is one of the reasons we remain one of the few net lease companies that has withstood the test of time. The disruption late in the year had an impact on the near-term share price but didn't impact the rest of our operation. The leasing team was working on resolving those situations while the rest of the company, including the acquisitions team, was operating with business as usual. Our strategic positioning and diversified portfolio have allowed us to weather these types of short-term challenges with confidence.

I am particularly proud of what we accomplished in 2024, including these key achievements:

◆ **Increasing our annual dividend for the 35th consecutive year:** This milestone underscores our commitment to delivering reliable, growing income to our shareholders, even in challenging times. Our track record of consistently raising dividends reflects our disciplined approach to deploying capital with shareholders in mind.

◆ **Maintaining a sector-leading weighted average debt maturity**: Our approach to managing debt continues to set us apart in the industry. By maintaining a favorable debt maturity profile, we have positioned ourselves for financial flexibility, even in uncertain economic conditions, as we move forward. Our balance sheet is one of our best assets and offers NNN tremendous flexibility.

◆ **Strategically positioning our executive team for the future:** We have prioritized succession planning. As we look ahead, we've made strategic investments in our leadership team to ensure that we are well-equipped to navigate the evolving market landscape. Our executive team's expertise is one of the cornerstones of our continued success and long-term growth.

OUR CORE PHILOSOPHY: CONSISTENCY AND DISCIPLINE

Despite maintaining a light equity capital market footprint in 2024, our core philosophy remained unchanged. At its essence, our strategy focuses on delivering long-term value with below-average risk for our shareholders. This disciplined approach allows us to consistently execute our multi-year strategy, while keeping a keen focus on the following goals:

◆ **Growing FFO per share:** Our growth trajectory is focused on driving steady increases in Funds from Operations per share, reflecting the strength of our portfolio and our continued ability to generate value.

◆ **Executing our bottom-up investment approach:** We continue to pursue high-quality acquisitions that meet our strict investment criter ia, contributing to the long-term stability and growth of our portfolio.

◆ **Increasing the annual dividend while maintaining a top-tier payout ratio:** We remain committed to increasing the annual dividend and ensuring that our payout ratio remains competitive and sustainable over time.

This approach underpins our acquisition and disposition strategy, as well as our balance sheet management, ensuring we remain on track to achieve our long-term objectives and deliver stable returns to our investors.



NNN REIT:
Solid, Seaworthy, and Built for the **Long Haul**

Why We Love Sale-Leasebacks

The Sale-Leaseback process, in which we buy an existing building and the land from a retail operator and they immediately lease it back from us, has long been one of the foundational strategies for NNN. This allows a retailer to monetize the value of their existing real estate while maintaining operational control of the property as if they still own it because they are signing a long-term triple-net lease. It sets up a win-win scenario because they are paying ongoing maintenance and repairs, utilities, real estate taxes and assessments, and property and liability insurance.

We love it because there is a level of self-selection to the process. These retail operating companies are locking into leases for more than 15 years. They do not want to lock in underperforming stores for that length of lease. Plus, they know the properties because they have already been operating in the space. So they typically self-select strong properties to lock in for that long lease length.

This is one reason why we have an 83% lease renewal rate on average historically.

WELL-LADDERED DEBT MATURITIES

Weighted average debt maturity of 12.1 years as of December 31, 2024

$500M
$450M
$400M
$350M
$300M
$250M
$200M
$150M
$100M
$ 50M
$ 0M
4.0%
3.6%
3.5%
4.3%
2.5%
5.6%
5.5%
4.8%
3.1%
3.5%
3.0%
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2048
2050
2051
2052

LESSONS REINFORCED

Throughout 2024, we have learned valuable lessons that will continue to guide our strategy moving forward.

◆ We have reinforced the importance of real estate fundamentals, especially when credit conditions turn unfavorable. The phrase "keeping rent low" is seldom heard from landlords, but ensuring rents are at or below market rates is essential for generating quality, sustainable earnings over time.

◆ While being a relationship-focused landlord is important to NNN, the year reinforced not to mistake "relationship-focused" with waiving rent payments – which is usually not in the best interest of long-term value creation.

◆ Lastly, we have seen firsthand that having a best-in-class workforce is critical in navigating challenging market conditions so NNN will continue to develop and retain its talents in the company.

These insights will continue to shape our approach as we drive long-term growth and value for our shareholders.

LOOKING FORWARD TO 2025 AND BEYOND

As we enter 2025, I remain optimistic about the future. This past year, we completed a "line change" in the executive suite, and while we will miss the steady hand of our previous leadership team, I am excited to see what our new team can achieve. Rest assured, I will continue to stress the importance of fundamentals and will not be swayed by transient market fads. We expect continued market volatility in the near term, but with our battle-tested portfolio, disciplined capital allocation, and best-in-class management team, we are well-positioned to navigate whatever challenges come our way. Our commitment to growth, maintaining a strong balance sheet, and delivering long-term value to our shareholders remains unwavering.

In closing, I would like to express my gratitude for your continued support and confidence in NNN. Together, we have built a solid foundation for long-term success, and I look forward to sharing more positive results with you in the years ahead.

Sincerely,

Stephen A. Horn, Jr.

STEPHEN A. HORN, JR.
President and
Chief Executive Officer

Our weighted average debt maturity is **12.1 years**

Our stable balance sheet creates the stability for NNN to ride out changing conditions in the face of adversity

Thank you, Kevin

After 32 years of dedicated service, including four CEOs and over $5 billion of cash dividends paid, Kevin Habicht is retiring as our Executive Vice President and Chief Financial Officer. Kevin's commitment to excellence set the basis of the fabric of NNN. His work ethic, leadership and passion for doing the right thing has consistently been front and center. He is leaving an indelible mark that is woven deeply into the very DNA of our company.

He has not only been a leading contributor to our success, but has shaped the values of the culture that will continue to guide us long after his departure. His legacy is not just in the work completed, but in the principles and standards he has instilled to those who had the privilege to work alongside him through every success, challenge and new opportunity.

On behalf of all NNN associates past and present, as well as our directors and the many bankers, analysts and others in the investment community, we want to express our heartfelt gratitude and appreciation. And as he moves forward to the next chapter in his life, we wish him the very best.

Thank you Kevin.

Stephen A. Horn, Jr.

Stephen A. Horn, Jr.



KEVIN B. HABICHT
Executive Vice President
and Chief Financial Officer

CONSERVATIVE BALANCE SHEET MANAGEMENT

As of December 31, 2024 – based on total gross book assets



■ Common Equity
59.5% | **$6,430.5 Million**

■ Unsecured Debt
40.5% | **$4,373.8 Million**

Top Lines of Trade

(As a percentage of annualized base rent as of December 31, 2024)



1. Convenience Stores | 17.0%
2. Automotive Services | 16.9%
3. Restaurants – Limited Service | 8.4%
4. Restaurants – Full Service | 7.8%
5. Family Entertainment Centers | 7.2%
6. RV Sales and Service | 5.1%
7. Theaters | 4.0%
8. Health and Fitness | 3.9%
9. Equipment Rental | 3.2%
10. Wholesale Clubs | 2.4%

Top Tenants

1. 7-Eleven | 4.5%
2. Mister Car Wash | 4.1%
3. Dave & Buster's | 3.8%
4. Camping World | 3.8%
5. GPM Investments (C-stores) | 2.8%
6. Flynn Restaurant Group (Taco Bell/Arby's) | 2.7%
7. AMC Theatres | 2.6%
8. LA Fitness | 2.5%
9. BJ's Wholesale Club | 2.4%
10. Mavis Tire Express Services | 2.2%

Our **Top 20 tenants** average more than **1,500 stores each**

Our 30-year average **annual total return is 11.1%**

LEASE EXPIRATIONS (As a percentage of annualized base rent as of December 31, 2024)

Weighted average remaining lease term of 9.9 years
Only 7.4% of leases expire through 2026



Only 7.4% of our leases expire through the end of 2026

WILL MIMS
Vice President, Real Estate Underwriting



"NNN takes a holistic approach when reviewing new property acquisition targets by looking at the real estate's characteristics, store-level performance and the tenant's credit worthiness. Our goal in the underwriting and due diligence department is to identify any risks, find solutions to mitigate those risks and confirm the deal meets NNN's financial and operational goals. Our underwriting process helps ensure we do our best to make a good, long-term acquisition that is beneficial to our shareholders."

What Happens When a Store Goes Vacant

We find value in timely and speedy resolutions and want to avoid downtime because the cost of property expenses reverts to us when a tenant vacates a space. When one of our properties becomes vacant, we evaluate the net present value of the alternatives for the property. That internal evaluation – which includes a review of local market data and the potential value of an alternate re-use of the space – typically results in one of three outcomes: re-lease the property; redevelop the property; or sell the property. Whichever outcome produces the best return for NNN shareholders will dictate our action.

When re-tenanting a space, we pay minimal tenant improvement expenses, letting the new tenant take on that responsibility. For them, the result is control over the changes being made. We like it because it allows us to keep our total investment in the property lower and keeps our rent closer to market rent. We believe that if we buy the property up front at a reasonable price and then are able to keep our rent closer to market rent, then we will be in a good position and increase the likelihood of re-tenanting success should a tenant ever leave the space.

This has led us to a strong historical average rent recovery of approximately 70 percent of prior rent.

Our average remaining lease term is **10 years**

Great People in a Supportive Culture

Average tenure of an NNN employee is 11 years



41% < 5 YEARS



16% 5-10 YEARS



43% > 10 YEARS

22 YEARS AVERAGE TENURE OF SENIOR LEADERSHIP

JESSICA BUSH
Human Resources Manager

"Our company culture is centered on prioritizing professional development, employee well-being, and building a dynamic and engaging workplace. We recently launched LinkedIn Learning as our new learning and development platform to enhance our associates' growth. It offers thousands of expert-led courses covering a wide range of technical, business, and creative topics and empowers our associates to sharpen their existing skills and explore new areas of professional growth. This is just one of many reasons why our company has such a strong associate retention rate."





DANIILA DIDENKO
Senior Property Collections Accountant

"Mastering the art of rent collections isn't just about technique – it's about building trust, communication and a system that works for both us and our tenants. It starts by selecting the right tenant – which is more than simply filling an empty space. It is ensuring both punctual rent payment and proper care of our property. Timely rent payments play a pivotal role in the landlord-tenant relationship. To ensure this rhythm remains uninterrupted, we use a variety of strategies, such as allowing tenants to set up automatic monthly transfers, establishing an open-door policy where tenants feel comfortable discussing potential delays."

NATIONWIDE REACH

(As a percentage of annualized base rent as of December 31, 2024)

3,568	Properties
385+	Tenants
37+	Lines of Trades

WEST
130 Properties
4.6%

ROCKY MOUNTAIN
216 Properties
7.1%

MIDWEST
946 Properties
23.9%

NORTHEAST
431 Properties
14.2%

SOUTH
851 Properties
24.7%

SOUTHEAST
994 Properties
25.5%

Top Five States by Number of Properties

Texas	**575**
Florida	**276**
Ohio	**193**
Georgia	**175**
Illinois	**167**

PORTFOLIO GROWTH

(Number of properties owned as of December 31 for each respective year)



Year	Properties
2011	1,422
2012	1,622
2013	1,860
2014	2,054
2015	2,257
2016	2,535
2017	2,764
2018	2,969
2019	3,118
2020	3,143
2021	3,223
2022	3,411
2023	3,532
2024	3,568

35 CONSECUTIVE ANNUAL DIVIDEND INCREASES

Third longest track record of all REITs



Our 25- and 30-year **average annual total returns** have **outperformed** the major REIT indices

We ended the year with the **full capacity of our $1.2 billion credit line available**

Corporate Sustainability

We are dedicated to ensuring success for our stockholders, creating an engaging working environment for our associates, enhancing our community and conserving environmental resources. We conduct our business in accordance with the highest ethical standards and strive to maintain top tier corporate governance practices. Upholding such standards is critical to our long-term success.

In 2022 we created a Corporate Sustainability Team which reports directly to the Executive Vice President, General Counsel and Secretary, with oversight by the Governance and Nominating Committee of the Board of Directors. The Corporate Sustainability Team, led by the Corporate Sustainability Manager, is comprised of associates from a broad spectrum of seniority levels and departments of the Company. The team has both internal and external projects, including, but not limited to, engaging with our tenants on environmental data collection and property level sustainability, creating the annual sustainability report, and regularly engaging with raters and rankers.

Below: The first LEED certified convenience store in the U.S., in Gainesville, Florida.





NNN REIT celebrated the 30th anniversary of its listing on the New York Stock Exchange on January 7, 2024. The milestone was commemorated by the NNN board and a group of executives ringing the Closing Bell©.

Image courtesy of NYSE Group. NYSE does not recommend or endorse any investments, investment strategies, companies, products or services.

2024 Corporate Sustainability Highlights:

- ◆ Implemented a sustainability data management system to improve our energy, water and emissions reporting capabilities

- ◆ Instituted a hybrid work policy providing flexibility as a result of feedback from our Associate Engagement Survey

- ◆ Continued carbon offsets purchasing program to account for estimated scope 1 and 2 emissions from our corporate headquarters and vacant properties within our control

- ◆ Utilized improved technological tools for peer comparison, framework/compliance analysis and corporate sustainability program planning

- ◆ Named CREW Orlando 2024 Company of the Year (Commercial Real Estate Women)

- ◆ Included on Newsweek's America's Most Responsible Companies list

2024 Officers and Directors

EXECUTIVE OFFICERS



STEPHEN A. HORN, JR.
President &
Chief Executive Officer

KEVIN B. HABICHT
Executive Vice President
& Chief Financial Officer

MICHELLE L. MILLER
Executive Vice President,
Chief Accounting
& Technology Officer

GINA M. STEFFENS
Executive Vice President,
General Counsel & Secretary

JONATHAN A. ADAMO
Executive Vice President,
Portfolio Operations

DIRECTORS



1 Member, Audit Committee

2 Member, Governance and
Nominating Committee

3 Member, Compensation
Committee

STEVEN D. COSLER
Chairperson
Operating Partner
Water Street Healthcare
Partners

PAMELA K. M. BEALL [1,2]
Retired Executive
Vice President
& Chief Financial Officer
Marathon Petroleum
Corporation

DAVID M. FICK [1,3]
Former Adjunct Professor
Johns Hopkins University
Carey Business School; and,
President
Nandua Oyster Company

EDWARD J. FRITSCH [2,3]
Retired President
& Chief Executive Officer
Highwoods Properties, Inc.



ELIZABETH CASTRO GULACSY [1]
Former Chief Financial Officer
& Treasurer
SeaWorld Entertainment, Inc.

KEVIN B. HABICHT
Executive Vice President
& Chief Financial Officer,
NNN REIT, Inc.

BETSY D. HOLDEN [1,3]
Retired Senior Advisor
McKinsey & Company; and,
Retired Co-CEO
Kraft Foods, Inc.

STEPHEN A. HORN, JR.
President &
Chief Executive Officer
NNN REIT, Inc.

KAMAU O. WITHERSPOON [1,2]
Chief Executive Officer
Shipt



NNN REIT

NYSE:NNN

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STEPHEN A HORN, JR
NNN REIT INC
450 S ORANGE AVE STE 900
ORLANDO FL 32801-9803



NYSE: NNN

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from   to   .

Commission file number 001-11290

NNN REIT, INC.

(Exact name of registrant as specified in its charter)

Maryland	56-1431377
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

450 South Orange Avenue, Suite 900

Orlando, Florida 32801

(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (407) 265-7348

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	*Trading Symbol(s):*	*Name of exchange on which registered:*
Common Stock, $0.01 par value	NNN	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | ☒ | Accelerated filer | ☐ | Non-accelerated filer | ☐ |
| Smaller reporting company | ☐ | Emerging growth company | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

At June 30, 2024, the aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant was approximately $7,741,963,000 based upon the last reported sale price on the New York Stock Exchange on June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter. For purposes of this disclosure, shares of common stock held by each executive officer and director have been excluded in that such persons may be deemed to be "affiliates" as that term is defined under the Rules and Regulations of the Exchange Act. The determination of affiliate status is solely for the purpose of this report and shall not be construed as an admission for the purposes of determining affiliate status.

The number of shares of common stock outstanding as of January 31, 2025 was 187,553,140.

DOCUMENTS INCORPORATED BY REFERENCE:

Registrant incorporates by reference into Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K portions of NNN REIT, Inc.'s definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission (the "Commission") pursuant to Regulation 14A.

TABLE OF CONTENTS

[This page intentionally left blank]

PART I

Unless the context otherwise requires, references in this Annual Report on Form 10-K to the terms "registrant" or "NNN" or the "Company" refer to NNN REIT, Inc., and all of its consolidated subsidiaries. NNN may elect to treat certain of its subsidiaries as taxable real estate investment trust subsidiaries ("TRS").

<u>Forward-Looking Statements</u>

Statements contained in this Annual Report on Form 10-K, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Also, when NNN uses any of the words "anticipate," "assume," "believe," "estimate," "expect," "intend," or similar expressions, NNN is making forward-looking statements. Although management believes that the expectations reflected in such forward-looking statements are based upon present expectations and reasonable assumptions, NNN's actual results could differ materially from those set forth in the forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and NNN undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. NNN describes risks and uncertainties that could cause actual results and events to differ materially in "Item 1A. Risk Factors," "Item 7A. Quantitative and Qualitative Disclosures About Market Risk," and "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations" of this Annual Report on Form 10-K.

Item 1. Business

The Company

NNN, a Maryland corporation, is a fully integrated real estate investment trust ("REIT") formed in 1984. NNN's assets are primarily real estate assets. NNN's consolidated financial statements are included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

The common shares of NNN REIT, Inc. are traded on the New York Stock Exchange (the "NYSE") under the ticker symbol "NNN."

Real Estate Assets

NNN acquires, owns, invests in and develops properties that are leased primarily to retail tenants under long-term net leases and are primarily held for investment ("Properties" or "Property Portfolio," or individually a "Property"). NNN owned 3,568 Properties with an aggregate gross leasable area of approximately 36,557,000 square feet, located in 49 states, with a weighted average remaining lease term of 10 years as of December 31, 2024. Approximately 98 percent of the Properties were leased as of December 31, 2024.

Competition

NNN faces active competition from many sources, both domestically and internationally, for net-lease investment opportunities in commercial real estate. Competitors may be willing to accept rates of return, prices, lease terms, other transaction terms, or levels of risk that NNN finds unacceptable.

Qualification as a REIT

NNN has made an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), and related regulations and intends to continue to operate so as to remain qualified as a REIT for federal income tax purposes. NNN generally will not be subject to federal income taxes on taxable income it distributes to stockholders, provided it meets certain other requirements for qualifying as a REIT. If NNN fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four years following the year during which qualification is lost. Such an event could materially adversely affect NNN's income and ability to pay dividends. NNN believes it has been structured as, and its past and present operations qualify NNN as, a REIT.

Business Strategies and Policies

The following is a discussion of NNN's operating strategy and certain of its investment, financing and other policies. These strategies and policies have been set by management and the Board of Directors and, in general, may be amended or revised from time to time by management and the Board of Directors without a vote of NNN's stockholders.

Operating Strategies

NNN's strategy is to invest primarily in retail real estate that is typically well located within each local market for its tenants' retail lines of trade. Management believes that these types of properties, generally leased pursuant to triple-net leases, provide attractive opportunities for stable current returns and the potential for increased returns and capital appreciation. Triple-net leases typically require the tenant to pay all utilities and real estate taxes and assessments, to maintain the interior and exterior of the property, and to carry property and liability insurance coverage. Initial lease terms are generally 10 to 20 years.

NNN holds each Property until it determines that the sale of such Property is advantageous in view of NNN's investment objectives. In deciding whether to sell a Property, factors NNN may consider include, but are not limited to, potential capital appreciation, net cash flow, tenant credit quality, tenant's line of trade, tenant's lease renewal probability, the composition of the Property Portfolio, market lease rates, local market conditions, future uses of the Property, potential use of sale proceeds and federal income tax considerations.

NNN's management team focuses on certain key indicators to evaluate the financial condition and operating performance of NNN. Key indicators include items such as: the composition of the Property Portfolio (such as tenant, line of trade and geographic diversification), the occupancy rate of the Property Portfolio, certain financial performance metrics and profitability measures, industry trends and industry performance compared to that of NNN.

NNN evaluates the creditworthiness of its significant current and prospective tenants. This evaluation may include reviewing available financial statements, store level financial performance, press releases, public credit ratings from major credit rating agencies, industry news publications and financial market data (debt and equity pricing). NNN may also evaluate the business and operations of its significant tenants, including past payment history and periodically meeting with senior management of certain tenants.

The operating strategies employed by NNN have allowed NNN to increase the annual dividend (paid quarterly) per common share for 35 consecutive years. NNN has the third longest record of consecutive annual dividend increases of all publicly traded REITs.

Investment in Real Estate or Interests in Real Estate

NNN's management believes that single-tenant, freestanding net lease retail properties will continue to provide attractive investment opportunities and that NNN is well suited to take advantage of these opportunities because of its experience in accessing capital markets, and its ability to source, underwrite and acquire such properties.

In evaluating a particular acquisition, management may consider a variety of factors, including but not limited to:
- the location, visibility, accessibility, zoning and use restrictions of the property,
- the geographic area and demographic characteristics of the community,
- the local real estate market conditions, including potential for growth, redevelopment, market rents and existing or potential competing properties or retailers,
- the title status of the property,
- the quality of construction and design of the improvements on the property and the current physical condition of the property, including the size and age of the improvements on the property,
- the potential for, and current extent of, any environmental issues on or around the property,
- the environmental sustainability related factors pertaining to the property,
- the purchase price,
- the non-financial lease terms of the proposed acquisition,
- the availability of funds or other consideration for the proposed acquisition and the cost thereof,
- the compatibility of the property with NNN's existing Property Portfolio,
- the property-level operating history,
- the financial and other characteristics of the existing tenant,
- the tenant's business plan, operating history and management team,
- the tenant's industry,
- the terms of any lease, including the rent to be paid by the tenant,
- any existing debt encumbering the property which may be assumed in connection with acquiring or refinancing these investments, and
- the merits relative to other opportunities.

NNN intends to engage in future investment activities in a manner that is consistent with the maintenance of its status as a REIT for federal income tax purposes. Additionally, NNN does not intend to engage in activities that will make NNN an investment company under the Investment Company Act of 1940, as amended.

Investments in Real Estate Mortgages and Securities of or Interests in Entities Engaged in Real Estate Activities

While NNN's primary business objectives emphasize retail properties, NNN may invest in (i) a wide variety of property and tenant types, (ii) leases, mortgages and other types of real estate interests, (iii) loans secured by personal property, (iv) loans secured by partnership or membership interests in partnerships or limited liability companies, respectively, or (v) securities of other REITs, or other issuers, including for the purpose of exercising control over such entities.

Financing Strategy

NNN's financing objective is to manage its capital structure effectively in order to provide sufficient capital to execute its operating and investing strategies while servicing its debt requirements, maintaining its investment grade credit ratings, staggering debt maturities and providing value to NNN's stockholders. NNN's capital resources have and will continue to include, if available, (i) proceeds from issuing debt or equity in the capital markets; (ii) secured or unsecured borrowings from banks or other lenders; (iii) proceeds from the sale of Properties; and (iv) to a lesser extent, by internally generated funds as well as undistributed funds from operations. However, there can be no assurance that additional financing or capital will be available, or that the terms will be acceptable or advantageous to NNN.

NNN typically expects to fund both its short-term and long-term liquidity requirements, including investments in additional properties, with cash and cash equivalents, cash provided from operations, borrowings from its unsecured revolving credit facility ("Credit Facility"), or proceeds from the sale of Properties. As of December 31, 2024, NNN had $9,062,000 of cash, cash equivalents and restricted cash or cash held in escrow and $1,200,000,000 was available for future borrowings under the Credit Facility. NNN may also fund liquidity requirements with new debt or equity issuances, although newly issued debt may be at higher interest rates than the rates on NNN's existing outstanding debt. NNN also has the ability to limit future property acquisitions and strategically increase property dispositions. NNN expects these sources of liquidity and the discretionary nature of its property acquisition funding needs will allow NNN to meet its financial obligations over the long term.

As of December 31, 2024, NNN's ratio of total debt, none of which was secured debt, to total gross assets (before accumulated depreciation and amortization) was approximately 40 percent. The ratio of total debt to total market capitalization was approximately 37 percent. Certain financial agreements, to which NNN is a party, contain covenants that limit NNN's ability to incur additional debt under certain circumstances. The organizational documents of NNN do not limit the absolute amount or percentage of debt that NNN may incur.

Strategies and Policy Changes

Any of NNN's strategies or policies described above may be changed at any time by NNN without notice to or a vote of NNN's stockholders.

Corporate Sustainability Matters

NNN is focused on achieving success for its stockholders, providing a world-class working environment for NNN associates, enriching the community and preserving environmental resources. NNN operates its business in accordance with the highest ethical standards and strives to have class-leading corporate governance standards. Holding NNN to such standards is critical to the long-term success of NNN's stockholders, associates, and community.

Corporate Sustainability Team. In 2022, NNN created a Corporate Sustainability Team, which reports directly to the Executive Vice President, General Counsel and Secretary, with oversight by the Governance and Nominating Committee of the Board of Directors. The Corporate Sustainability Team, led by the Corporate Sustainability Manager, is comprised of associates from a broad spectrum of seniority levels and departments of the Company. The team has both internal and external projects, including, but not limited to engaging with NNN's tenants on environmental data collection and property level sustainability, creating the annual sustainability report, and regularly engaging with raters and rankers.

Materiality. NNN's process for assessing materiality includes compiling a range of topics found within global standards, refined based on best corporate responsibility practices published by the National Association of Real Estate Investment Trusts ("Nareit") and on the practices of similar companies identified through a peer benchmarking exercise. The Corporate Sustainability Team then reviews the resulting categories, topics and definitions to create a Materiality Assessment Survey which is administered to key stakeholders, including all associates, executive management and the Board of Directors. The survey results inform company practices, policies, goals and data tracking mechanisms for relevant impacts. Impacts that occur along NNN's value chain are also analyzed to understand NNN's ability to manage or influence others to implement best corporate responsibility practices within their organizations with the goal of working collectively to mitigate impacts on the community and environment. The process is periodically revisited and refined to proactively engage key stakeholders and to keep NNN's materiality assessment meaningful to stakeholders while monitoring the ever-changing landscape.

Human Capital Development. As of January 31, 2025, the Company employed 83 associates whose hard work and expertise drive the Company's success. Engrained in NNN's talent philosophy is ensuring associates have access to continuing professional and personal development opportunities that are meaningful and relevant to them as they engage in all aspects of NNN's business. Additionally, NNN offers associate mentoring and training programs and formalized talent development programs at all levels within the Company. The success of NNN's efforts to nurture the growth and development of its associates is evident in NNN's average tenure, with nearly half of its associates having been with the Company for 10 or more years. The Company's gender representation has also continued to reflect balance and diversity, with a workforce comprising 57% female and 43% male as of January 31, 2025. More information can also be found in NNN's Human Capital Policy available on the Company's website at *www.nnnreit.com*.

Total Rewards, Benefits & Work-Life Balance. NNN focuses on additional benefits for its associates in an effort to ensure associates are not only well compensated, but also engaged, developed and satisfied with their work-life balance. There are six key elements to NNN's total rewards system: Compensation, Benefits, Wellness, Work-Life Balance, Professional Development and Recognition. NNN's programs include, but are not limited to, a 401(k) plan with a company match, flexible work schedules, college saving plans, an educational assistance program, parental leave and adoption benefits, flexible spending and health savings accounts, health and wellness events, and access to a state-of-the-art online wellness platform.

Community Service and Partnerships. NNN is committed to expanding educational opportunities, strengthening neighborhoods, and encouraging volunteer service in the communities where associates live and work. NNN sponsors specific volunteer days throughout the year at various charities and organizations, including Ronald McDonald House of Central Florida and Orange County Animal Services. In addition to NNN's donation of time, NNN is also a meaningful benefactor to numerous charities in the Central Florida community, including the Boys and Girls Clubs of Central Florida and Elevate Orlando (a teacher mentor program for high-risk urban youth that help young women and men graduate high school with a plan for the future).

Environmental Practices and Impact. As an owner of a large number of properties throughout the United States, it is important that NNN be a good steward of the environment. NNN demonstrates its commitment in a variety of ways both at NNN's headquarters and at NNN's Properties across the country. Many of NNN's tenants have programs that address environmental stewardship of the Properties they occupy and control.

NNN Corporate Headquarters. NNN's corporate headquarters is located in a building that meets the Environmental Protection Agency's ("EPA") strict energy performance standards to achieve ENERGY STAR® certification. As stated by the EPA, on average, ENERGY STAR certified buildings use 35 percent less energy and generate 35 percent fewer greenhouse gas emissions than typical buildings.

Property Portfolio. NNN's Properties are generally leased to tenants under long-term triple-net leases with initial lease terms of 10 to 20 years (plus option terms), which gives NNN's tenants exclusive control over the ability to institute energy conservation and environmental management programs at the Properties. The majority of NNN's tenants are large companies with sophisticated conservation and sustainability programs designed to conserve environmental resources and limit the impact of the use of NNN's Properties on the environment through, among other initiatives, the implementation of green building and lighting standards, emission reduction programs and recycling programs. NNN's leases generally require tenants to fully comply with all environmental laws, rules and regulations, including any remediation requirements. NNN's risk management associates actively monitor any environmental conditions on NNN's Properties to ensure that the tenants meet their obligations to remediate and/or mitigate any open environmental matters. NNN's acquisition process includes obtaining an environmental assessment from a licensed environmental consultant to understand any environmental risks and liabilities associated with a Property and to ensure that the tenant will address any environmental issues. NNN also researches and reviews climate change metrics primarily related to wildfire, water stress and depletion, flooding and sea level rise risks. Furthermore, NNN maintains a portfolio environmental insurance policy that covers substantially all of NNN's Properties for certain environmental risks.

Additionally, NNN's form leases contain "green lease clauses" (to require the tenants to report energy usage and emissions), which NNN encourages tenants to accept during negotiations.

Climate Preparedness. NNN regularly monitors the status of impending natural disasters and the impact of such disasters on its Property Portfolio. In the substantial majority of leases, NNN's tenants are required to carry full replacement cost coverage on all improvements located on the Properties. For those Properties located in a nationally designated flood zone, NNN typically requires the tenants to carry flood insurance pursuant to the federal flood insurance program. For those Properties located in an area of high earthquake risk, NNN aims to require its tenants carry earthquake insurance above what is generally covered in an extended coverage policy. In addition, NNN also carries a contingent extended coverage policy on the Property Portfolio, which provides coverage for certain casualty events, including fire and windstorm. In cases where NNN's tenants do not provide coverage, or if a Property is vacant, NNN carries the necessary direct insurance coverage.

Property Portfolio

As of December 31, 2024, NNN owned 3,568 Properties in 49 states with an aggregate gross leasable area of approximately 36,557,000 square feet, and a weighted average remaining lease term of 10 years. Approximately 98 percent of total Properties were leased as of December 31, 2024.

The following table summarizes NNN's Property Portfolio as of December 31, 2024 (in thousands):

	Size[1]			Total Dollars Invested[2]		
	High	Low	Average	High	Low	Average
Land	3,733	5	102	$ 10,571	$ 5	$ 829
Building	313	1	10	45,286	30	2,240

[1] Approximate square feet.
[2] Costs vary depending upon size, improvements, local market conditions and other factors.

Leases

The following is a summary of the typical structure of the leases in the Property Portfolio, although the specific terms of each lease can vary significantly. Typically, the Property leases provide for initial terms of 10 to 20 years. As of December 31, 2024, the weighted average remaining lease term of the Property Portfolio was approximately 10 years. The Properties are generally leased under triple-net leases, which require the tenant to pay all utilities and real estate taxes and assessments, to maintain the interior and exterior of the Property, and to carry property and liability insurance coverage. NNN's leases provide for annual base rental payments (generally payable in monthly installments) ranging from $7,000 to $4,085,000 (average of $245,000), and generally provide for limited increases in rent as a result of increases in the Consumer Price Index or fixed increases.

Generally, NNN's leases provide the tenant with one or more multi-year renewal options subject to generally the same terms and conditions provided under the initial lease term. Some of the leases also provide that in the event NNN wishes to sell the Property subject to that lease, NNN first must offer the lessee the right to purchase the Property on the same terms and conditions as any offer which NNN intends to accept for the sale of the Property. See "Results of Operations – Property Analysis."

Governmental Regulations Affecting Properties

Property Environmental Considerations

Subject to a determination of the level of risk and potential cost of remediation, NNN may acquire a property with some level of environmental contamination. Investments in real property create a potential for substantial environmental liability for the owner of such property from the presence or discharge of hazardous materials on the property or the improper disposal of hazardous materials emanating from the property, regardless of fault. In order to mitigate exposure to environmental liability, NNN maintains an environmental insurance policy which provides some environmental liability coverage for substantially all of its Properties. As a part of its acquisition due diligence process, NNN obtains an environmental site assessment for each property. In such cases where NNN intends to acquire a property where some level of contamination may exist, NNN generally requires the seller or tenant to (i) remediate the problem, (ii) indemnify NNN for environmental liabilities, and/or (iii) agree to other arrangements deemed appropriate by NNN, including, under certain circumstances, the purchase of environmental insurance to address environmental conditions at the property. NNN may incur costs if the seller or tenant does not comply with these requirements.

As of January 31, 2025, NNN had 66 Properties currently under some level of environmental remediation and/or monitoring. In general, the responsible party (which may include the seller, a previous owner, the tenant or an adjacent or former land owner) is liable for the cost of the environmental remediation for each of these Properties.

Americans with Disabilities Act of 1990 and Similar Local and State Laws

The Properties, as commercial facilities, are required to comply with Title III of the Americans with Disabilities Act of 1990 and similar state and local laws and regulations (collectively, the "ADA"). NNN's tenants will typically have primary responsibility for complying with the ADA, but NNN may incur costs if the tenant does not comply. As of January 31, 2025, NNN had not been notified by any governmental authority of, nor is NNN's management aware of, any non-compliance with the ADA that NNN's management believes would have a material adverse effect on its business, financial position or results of operations.

Other Regulations, Rules and Laws

State and local governmental entities regulate the use of the Properties. NNN's leases generally require each tenant to undertake primary responsibility for complying with all regulations, rules and laws, but failure to comply could result in fines by governmental authorities, awards of damages to private litigants, or restrictions on the ability to conduct business on such Properties.

<u>Additional Information</u>

NNN's corporate headquarters is located at 450 South Orange Avenue, Suite 900, Orlando, Florida 32801, and its telephone number is (407) 265–7348.

NNN's website can be accessed at *www.nnnreit.com*. NNN intends to comply with the requirements of Item 5.05 of Form 8-K regarding amendments to and waivers under the code of business conduct and ethics applicable to its Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer by providing such information on its website within four days after effecting any amendment to, or granting any waiver under, that code, and NNN will maintain such information on its website for at least twelve months. The information contained on NNN's website does not constitute part of this Form 10-K.

On NNN's website you can also obtain, free of charge, a copy of this Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as amended, as soon as reasonably practicable, after NNN files such material electronically with, or furnishes it to, the Securities and Exchange Commission ("Commission" or "SEC"). The public may read and obtain a copy of any materials NNN files electronically with the Commission at *www.sec.gov*.

Additional information on NNN's website includes the guiding policies adopted by NNN, which include NNN's Corporate Governance Guidelines, Code of Business Conduct, Supplier Code of Conduct and Whistleblower Policy, as well as NNN's position on corporate governance and risk management, social responsibility and environmental practices and their impact in the 2023-24 Corporate Responsibility Report.

Item 1A. Risk Factors

Carefully consider the following risks and all of the other information set forth in this Annual Report on Form 10-K, including the consolidated financial statements and the notes thereto. If any of the events or developments described below were actually to occur, NNN's business, financial condition or results of operations could be adversely affected.

This "Risk Factors" section contains references to NNN's "stockholders." Unless expressly stated otherwise, the references represent NNN's common stock and any class or series of preferred stock which may be outstanding from time to time.

Risks Related to NNN's Business and Operations

Changes in financial and economic conditions, including inflation, may have an adverse impact on NNN, its tenants, and commercial real estate in general.

Financial and economic conditions can be challenging and volatile and any worsening of such conditions, including any disruption in the capital markets, or an inflationary economic environment, both real or anticipated, could adversely affect NNN's business and results of operations. Such conditions could also affect the financial condition of NNN's tenants, developers, borrowers, lenders or the institutions that hold NNN's cash balances and short-term investments, which may expose NNN to increased risks of default by these parties.

There can be no assurance that actions of the United States Government, the Federal Reserve or other government and regulatory bodies attempting to stabilize the economy or financial markets will achieve their intended effect. Additionally, some of these actions may adversely affect financial institutions, capital providers, retailers, consumers, NNN's financial condition, NNN's results of operations or the trading price of NNN's shares.

Potential consequences of challenging and volatile financial and economic conditions include:
- the financial condition of NNN's tenants may be adversely affected, which may result in tenant defaults under the leases due to bankruptcy, lack of liquidity, operational failures or for other reasons,
- the ability to raise equity capital or borrow on terms and conditions that NNN finds acceptable may be limited or unavailable, which could reduce NNN's ability to pursue acquisition and development opportunities and refinance existing debt, reduce NNN's returns from acquisition and development activities, reduce NNN's ability to make cash distributions to its stockholders and increase NNN's future interest expense,
- the recognition of impairment charges on or reduced values of the Properties or tenant receivables, may adversely affect NNN's results of operations,
- reduced values of the Properties may limit NNN's ability to dispose of assets at attractive prices and reduce the availability of buyer financing, and
- the value and liquidity of NNN's short-term investments and cash deposits could be reduced as a result of (i) a deterioration of the financial condition of the institutions that hold NNN's cash deposits or the institutions or assets in which NNN has made short-term investments, (ii) the dislocation of the markets for NNN's short-term investments, (iii) increased volatility in market rates for such investments or (iv) other factors.

Loss of rent from tenants would reduce NNN's cash flow.

NNN's tenants encounter significant macroeconomic, governmental and competitive forces. Adverse changes in consumer spending or consumer preferences for particular goods, services or store-based retailing could severely impact their ability to pay rent. Shifts from in-store to online shopping could increase due to changing consumer shopping patterns as well as the increase in consumer adoption and use of mobile electronic devices. This expansion of e-commerce could have an adverse impact on NNN's tenants' ongoing viability and the size, type and location of space tenants lease in the future. NNN cannot predict with certainty what tenants will want or what the impact will be on market rents. The default, financial distress, bankruptcy or liquidation of one or more of NNN's tenants could cause substantial vacancies in the Property Portfolio. Vacancies reduce NNN's revenues, increase property expenses and could decrease the value of each vacant Property. Upon the expiration of a lease, the tenant may choose not to renew the lease and NNN may not be able to re-lease the vacant Property at a comparable lease rate. Furthermore, NNN may incur additional expenditures in connection with such renewal or re-leasing.

A significant portion of the source of the Property Portfolio annual base rent is concentrated in specific industry classifications, tenants and geographic locations.

As of December 31, 2024, approximately,
- 57.3% of the Property Portfolio annual base rent is generated from tenants in five retail lines of trade: convenience stores (17.0%), automotive service (16.9%), full-service and limited-service restaurants (16.2%) and family entertainment centers (7.2%),
- 19.0% of the Property Portfolio annual base rent is generated from five tenants: 7-Eleven (4.5%), Mister Car Wash (4.1%), Dave & Buster's (3.8%), Camping World (3.8%) and GPM Investments (convenience stores) (2.8%), and
- 41.3% of the Property Portfolio annual base rent is generated from properties located in five states: Texas (18.8%), Florida (8.7%), Illinois (5.1%), Georgia (4.5%) and Ohio (4.2%).

Any financial hardship and/or economic changes in these lines of trade, tenants or states could have an adverse effect on NNN's results of operations.

NNN may not be able to successfully execute its acquisition or development strategies.

NNN may not be able to implement its investment strategies successfully. Additionally, NNN cannot ensure that its Property Portfolio will expand at all, or if it will expand at any specified rate or to any specified size. In addition, investment in additional real estate assets is subject to a number of risks. Because NNN expects to invest in markets other than the ones in which its current Properties are located or properties which may be leased to tenants other than those to which NNN has historically leased properties, NNN will also be subject to the risks associated with investment in new markets, new lines of trade or with new tenants that may be relatively unfamiliar to NNN's management team.

NNN's development activities are subject to, without limitation, risks relating to the availability and timely receipt of zoning and other regulatory approvals, the cost and timely completion of construction (including risks from factors beyond NNN's control, such as weather, labor conditions or material shortages), the risk of finding tenants for the properties and the ability to obtain both construction and permanent financing on favorable terms. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken or provide a tenant the opportunity to delay rent commencement, reduce rent or terminate a lease. Any of these situations may delay or eliminate proceeds or cash flows NNN expects from these projects, which could have an adverse effect on NNN's financial condition.

NNN may not be able to dispose of Properties consistent with its operating strategy.

NNN may be unable to sell Properties targeted for disposition under favorable terms due to adverse market conditions or possible prohibitive tax liability. This may adversely affect, among other things, NNN's ability to sell under favorable terms, execute its operating strategy, achieve target earnings or returns, retire or repay debt or pay dividends.

Certain provisions of NNN's leases or loan agreements may be unenforceable.

NNN's rights and obligations with respect to its leases and loans are governed by written agreements. A court could determine that one or more provisions of such an agreement are unenforceable, such as a particular remedy, a master lease covenant, a loan prepayment provision or a provision governing NNN's security interest in the underlying collateral of a borrower or lessee. NNN could be adversely impacted if this were to happen with respect to an asset or group of assets.

Competition from numerous other REITs, commercial developers, real estate limited partnerships and other investors or a lack of properties for sale may impede NNN's ability to grow.

NNN may not complete suitable property acquisitions or developments on advantageous terms, if at all, due to competition for such properties with others engaged in real estate investment activities or a lack of properties for sale on terms deemed acceptable to NNN. NNN's inability to successfully acquire or develop new properties may affect NNN's ability to achieve anticipated return on investment or realize its investment strategy, which could have an adverse effect on its results of operations.

A natural disaster or impacts of weather or other event resulting in an uninsured loss may adversely affect the operations of NNN's tenants and therefore the ability of NNN's tenants to pay rent, NNN's operating results and asset values of NNN's Property Portfolio.

The impacts of a natural disaster or weather event on NNN's Property Portfolio are highly uncertain. Such impacts may result from natural disasters, including floods, droughts, wind and fire. The Properties are generally covered by comprehensive liability, fire and extended insurance coverage. NNN believes that the insurance carried on its Properties is adequate and in accordance with industry standards. There are, however, types of losses (such as from hurricanes, floods, earthquakes or other types of natural disasters or wars, terrorism or other acts of violence) which may be uninsurable, self-insured by tenants, or the cost of insuring against these losses may not be economically justifiable in the opinion of tenants or NNN. If an uninsured loss occurs or a loss exceeds policy limits, NNN could lose both its invested capital and anticipated revenues from the Property, thereby reducing NNN's cash flow and asset value.

NNN's ability to fully control the management of its net-leased Properties may be limited.

The tenants of net-leased Properties are responsible for maintenance and other day-to-day management of the Properties. If a Property is not adequately maintained in accordance with the terms of the applicable lease, NNN may incur expenses for deferred maintenance expenditures or other liabilities when the lease expires. While NNN's leases generally provide for recourse against the tenant in these instances, a bankrupt or financially troubled tenant may be more likely to defer maintenance and it may be more difficult to enforce remedies against such a tenant. Although NNN endeavors to monitor compliance by tenants with their lease obligations, NNN may not always be able to ascertain or forestall deterioration in the condition of a property or the financial circumstances of a tenant.

Bankrupt tenants or vacant Properties could adversely affect NNN's business or financial condition.

The occurrence of a tenant bankruptcy or insolvency could diminish or eliminate the income NNN receives from its tenant. A bankruptcy court might authorize a tenant to terminate one or more of its leases with NNN. If that happens, NNN's claim against the bankrupt tenant for unpaid future rent would be subject to statutory limitations that most likely would result in rent payments that would be substantially less than the remaining rent NNN is owed under the lease(s) or NNN may elect not to pursue claims against a tenant for a terminated lease(s). Any claims NNN has for unpaid past rent, may not be paid in full, or at all. Moreover, in the case of a tenant's lease(s) that are not terminated as the result of its bankruptcy, NNN may be required or elect to reduce the rent payable under those leases or provide other concessions, reducing amounts NNN receives under such lease(s).

As a result, tenant bankruptcies may have a material adverse effect on NNN's results of operations and financial condition. Any of these events could adversely affect NNN's cash flow from operations.

As of January 31, 2025, less than one percent of total annualized base rent, less than one percent of total Properties and less than one percent of aggregate gross leasable area held in the Property Portfolio, was leased to three tenants that are currently in bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. As a result, these tenants have the right to reject or affirm their leases with NNN.

As of December 31, 2024, NNN owned 54 vacant, un-leased Properties, which accounted for less than two percent of total Properties, and approximately two percent of aggregate gross leasable area held in the Property Portfolio. NNN is actively marketing these Properties for sale or lease but may not be able to sell or lease these Properties on favorable terms or at all.

Cybersecurity risks and cyber incidents as well as other significant disruptions of NNN's information technology networks and related systems and resources, or those of NNN's vendors or other third-parties, could adversely affect NNN's business, disrupt operations and expose NNN to liabilities to tenants, associates, capital providers, governmental regulators and other third parties.

NNN uses information technology and other computer resources to carry out important operational activities and to maintain its business records. This includes the use of third-party software, technologies, tools and a broad array of services and functions. As part of NNN's normal business activities, NNN (i) maintains operational and financial information related to NNN's business, (ii) collects, processes, stores and transmits certain personal identifying and confidential information relating to its tenants, associates and vendors, within NNN's systems and utilizing those of third-party providers, and (iii) allows associates to perform some or all of their business activities remotely.

NNN faces risks associated with security breaches through cyber-attacks or cyber-intrusions, malware, computer viruses and malicious codes, ransomware, attachments to e-mail, unauthorized access attempts, denial of service attacks, phishing, social engineering, persons with access to systems inside NNN's organization, and other significant disruptions of NNN's information technology networks and related systems. The risk of a security breach has generally increased as the frequency, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques, tools and tactics used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed to not be detected and, in fact, may not be detected. Accordingly, NNN may be unable to anticipate these techniques or to implement adequate security barriers, disaster recovery or other preventative or corrective measures, and thus it is impossible for NNN to entirely counteract this risk or fully mitigate the harms after such an attack.

NNN has implemented systems and processes intended to address ongoing and evolving cybersecurity risks, secure its information technology, applications and computer systems, and prevent unauthorized access to or loss of sensitive, confidential and personal data. Although NNN and its service providers employ what NNN believes are adequate security, disaster recovery and other preventative and corrective measures, NNN's security measures, taken as a whole, may not be sufficient for all possible situations and may be vulnerable to, among other things, fraud, hacking, associate error, system error, vendors' use of generative artificial intelligence technologies, and faulty password management.

NNN's ability to conduct its business may be impaired if its information technology networks, systems or resources, including its websites or e-mail systems, are compromised, degraded, damaged or fail, whether due to a virus or other harmful circumstance, fraud, intentional penetration or disruption of its information technology resources by:

- a third party,
- natural disaster,
- a failure of hardware or software due to a design or programmatic flaw,
- a failure of hardware or software security controls,
- telecommunications system failure,
- service provider error or failure,
- fraudulent transactions,
- intentional or unintentional personnel actions,
- lost connectivity to NNN's networked resources,
- a failure of disaster recovery system,
- denial of service attacks,
- office intrusion due to office or building security failures,
- data center cooling failure,
- fire or other catastrophic damage to equipment or facilities,
- water intrusion to equipment,
- supply chain attacks, or
- zero-day attacks.

A significant and extended disruption or other material cyber incident could damage NNN's business or reputation and cause:

- loss of revenues or tenant relationships,
- unintended and/or unauthorized public disclosure or the misappropriation of proprietary, personal identifying and confidential information, and
- NNN to incur significant expenses to address and remediate or otherwise resolve these kinds of issues.

The release of confidential information may also lead to litigation or other proceedings against NNN by affected individuals, business partners and/or regulators, and the outcome of such proceedings, which could include losses, penalties, fines, injunctions, expenses and charges recorded against NNN's earnings and cause NNN reputational harm, could have a material and adverse effect on NNN's business, financial position or results of operations.

In addition, the costs of maintaining adequate protection against data security threats, based on considerations of their evolution, increasing sophistication, pervasiveness and frequency and/or government-mandated standards or obligations regarding protective efforts, could be material to NNN's financial position, results of operations, cash flows, and the market price of NNN's common stock in a particular period or over various periods.

NNN relies upon cloud computing services to operate certain aspects of its business and any disruption could have an adverse effect on its financial condition and results of operations.

NNN's business depends upon cloud computing services provided by third-parties to provide a distributed computing infrastructure platform for certain NNN business operations, including data processing, storage capabilities, communications, disaster recovery and other services. Such third-party cloud computing services are vulnerable to damage or interruption from infrastructure changes, natural disasters, cybersecurity attacks, power outages, terrorist attacks and other events or acts. NNN expects that in the future it will experience interruptions, delays and outages in service and availability from its third-party cloud computing providers from time to time due to a variety of factors, including, but not limited to, infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Because NNN cannot easily switch its cloud computing operations to other third-party providers without significant costs, any disruption of or interference with its use of third-party cloud computing service providers could have a materially negative impact on NNN's business and results of operations.

Future investment in international markets could subject NNN to additional risks.

If NNN expands its operating strategy to include investment in international markets, NNN could face additional risks, including foreign currency exchange rate fluctuations, operational risks due to local economic and political conditions and laws and policies of the United States affecting foreign investment.

NNN may suffer a loss in the event of a default or bankruptcy of a borrower.

As of December 31, 2024, NNN held mortgages receivable of $454,000, which represented less than one percent of total assets. If a borrower defaults on a mortgage or other loan made by NNN, and does not have sufficient assets to satisfy the loan, NNN may suffer a loss of principal and interest. In the event of the bankruptcy of a borrower, NNN may not be able to recover against all or any of the assets of the borrower, or the collateral may not be sufficient to satisfy the balance due on the loan. In addition, certain of NNN's loans may be subordinate to other debt of a borrower. These investments are typically loans secured by a borrower's pledge of its ownership interests in the entity that owns the real estate or other assets and are typically subordinated to senior loans encumbering the underlying real estate or assets. Subordinated positions are generally subject to a higher risk of nonpayment of principal and interest than the more senior loans. If a borrower defaults on the debt senior to NNN's loan, or in the event of the bankruptcy of a borrower, NNN's loan will be satisfied only after the borrower's senior creditors' claims are satisfied. Where debt senior to NNN's loans exists, the presence of intercreditor arrangements may limit NNN's ability to amend loan documents, assign the loans, accept prepayments, exercise remedies and control decisions made in bankruptcy proceedings relating to borrowers. Bankruptcy proceedings and litigation can significantly increase the time needed for NNN to acquire underlying collateral, if any, in the event of a default, during which time the collateral may decline in value. In addition, there are significant costs and delays associated with the foreclosure process.

Property ownership through joint ventures and partnerships could limit NNN's control of those investments.

Joint ventures or partnerships involve risks not otherwise present for direct investments by NNN. It is possible that NNN's co-venturers or partners may have different interests or goals than NNN at any time, and they may take actions contrary to NNN's requests, policies or objectives, including NNN's policy with respect to maintaining its qualification as a REIT. Other risks of joint venture or partnership investments include impasses on decisions because in some instances no single co-venturer or partner has full control over the joint venture or partnership, respectively, or the co-venturer or partner may become insolvent, bankrupt or otherwise unable to contribute to the joint venture or partnership, respectively. Further, disputes may develop with a co-venturer or partner over decisions affecting the property, joint venture or partnership that may result in litigation, arbitration or some other form of dispute resolution.

Risks Related to Financing NNN's Business

NNN may be unable to obtain debt or equity capital on favorable terms, if at all.

NNN may be unable to obtain capital on favorable terms, if at all, to further its business objectives or meet its existing obligations. Nearly all of NNN's debt, including the Credit Facility, is subject to balloon principal payments due at maturity. These maturities range from 2025 to 2052. NNN's ability to make these scheduled principal payments may be adversely impacted by NNN's inability to extend or refinance the Credit Facility, the inability to dispose of assets at an attractive price or the inability to obtain additional debt or equity capital. Capital that may be available may be materially more expensive or available under terms that are materially more restrictive which would have an adverse impact on NNN's business, financial condition and results of operations.

The amount of debt NNN has and the restrictions imposed by that debt could adversely affect NNN's business and financial condition.

As of December 31, 2024, NNN had outstanding debt, including total unsecured notes payable of $4,373,803,000 and no outstanding balance on the Credit Facility. NNN's organizational documents do not limit the level or amount of debt that it may incur. If NNN incurs additional debt and permits a higher degree of leverage, debt service requirements would increase and could adversely affect NNN's financial condition and results of operations, as well as NNN's ability to pay principal and interest on the outstanding debt or cash dividends to its stockholders. In addition, increased leverage could increase the risk that NNN may default on its debt obligations.

The amount of outstanding debt at any time could have important consequences to NNN's stockholders. For example, it could:
- require NNN to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing funds available for operations, real estate investments and other business opportunities that may arise in the future,
- increase NNN's vulnerability to general adverse economic and industry conditions,
- limit NNN's ability to obtain any additional financing it may need in the future for working capital, debt refinancing, capital expenditures, real estate investments, development or other general corporate purposes,
- make it difficult to satisfy NNN's debt service requirements,
- limit NNN's ability to pay dividends in cash on its outstanding stock,
- limit NNN's flexibility in planning for, or reacting to, changes in its business and the factors that affect the profitability of its business, and
- limit NNN's flexibility in conducting its business, which may place NNN at a disadvantage compared to competitors with less debt or debt with less restrictive terms.

NNN's ability to make scheduled payments of principal or interest on its debt, or to retire or refinance such debt will depend primarily on its future performance, which to a certain extent is subject to the creditworthiness of its tenants, competition, and economic, financial, and other factors beyond its control. There can be no assurance that NNN's business will continue to generate sufficient cash flow from operations in the future to service its debt or meet its other cash needs. If NNN is unable to generate sufficient cash flow from its business, it may be required to refinance all or a portion of its existing debt, sell assets or obtain additional financing to meet its debt obligations and other cash needs.

NNN cannot assure stockholders that any such refinancing, sale of assets or additional financing would be possible or, if possible, on terms and conditions, including but not limited to the interest rate, which NNN would find acceptable or would not result in a material decline in earnings.

NNN is obligated to comply with financial and other covenants in its debt instruments that could restrict its operating activities, and the failure to comply with such covenants could result in defaults that accelerate the payment of such debt.

As of December 31, 2024, NNN had approximately $4,373,803,000 of outstanding debt, none of which was secured debt. NNN's unsecured debt instruments contain various restrictive covenants which include, among others, provisions restricting NNN's ability to:

- incur or guarantee additional debt,
- make certain distributions, investments and other restricted payments,
- enter into transactions with certain affiliates,
- create certain liens,
- consolidate, merge or sell NNN's assets, and
- prepay debt.

Secured debt instruments generally contain customary covenants, including, among others, provisions:

- requiring the maintenance of the property securing the debt,
- restricting its ability to sell, assign or further encumber the properties securing the debt,
- restricting its ability to incur additional debt on the property securing the debt,
- restricting modifications to property improvements,
- restricting its ability to amend or modify existing leases on the property securing the debt, and
- establishing certain prepayment restrictions.

In addition, NNN's debt instruments may contain cross-default provisions, in which case a default of NNN under one debt instrument will be a default of NNN under multiple or all debt instruments of NNN.

NNN's ability to meet some of its debt covenants, including covenants related to the condition of the property or payment of real estate taxes, may be dependent on the performance by NNN's tenants under their leases.

In addition, certain covenants in NNN's debt instruments, including its Credit Facility, require NNN, among other things, to:

- limit certain leverage ratios,
- maintain certain minimum interest and debt service coverage ratios, and
- limit investments in certain types of assets.

NNN's failure to comply with certain of its debt covenants could result in defaults that accelerate the payment under such debt and limit the dividends paid to NNN's stockholders which would likely have a material adverse impact on NNN's financial condition and results of operations. In addition, these defaults could impair its access to the debt and equity markets.

NNN's ability to pay dividends in the future is subject to many factors.

NNN's ability to pay dividends may be impaired if any of the risks described in this section were to occur. In addition, payment of NNN's dividends depends upon NNN's earnings, financial condition, maintenance of NNN's REIT status and other factors as NNN's Board of Directors may deem relevant from time to time.

Future issuances of NNN's equity securities could dilute the interest of NNN's common stockholders.

Raising additional capital through the issuance of common or preferred equity securities can dilute or otherwise adversely affect the interests of holders of NNN's common stock and in the case of certain series of preferred equity securities, create a priority interest for holders of such series of preferred equity securities. The interests of NNN's common stockholders could also be diluted by the issuance of shares of common stock pursuant to NNN's performance incentive plan.

Risks Related to – Real Estate Ownership

Owning real estate and indirect interests in real estate carries inherent risks.

NNN's financial performance and the value of its real estate assets are subject to the risk that if the Properties do not generate revenues sufficient to meet its operating expenses, and debt service, NNN's cash flow and ability to pay distributions to its stockholders will be adversely affected. NNN is susceptible to the following real estate industry risks, which are beyond its control:

- changes in national, regional and local economic conditions and outlook,
- decreases in consumer spending and retail sales or adverse changes in consumer preferences for particular goods, services or store-based retailing,
- economic downturns in the areas where the Properties are located,
- adverse changes in local real estate market conditions, such as an oversupply of space, reduction in demand for space, loss of a large employer, intense competition for tenants, or a demographic change,
- changes in tenant or consumer preferences that reduce the attractiveness of the Properties to tenants,
- a decrease in demand for fossil fuels,
- changes in zoning, regulatory restrictions, or tax laws, and
- changes in interest rates or availability of financing.

All of these factors could result in decreases in market rental rates and increases in vacancy rates, which could adversely affect NNN's results of operations.

NNN's real estate investments are illiquid.

Because real estate investments are relatively illiquid, NNN's ability to adjust the Property Portfolio promptly in response to economic or other conditions is limited. Certain significant expenditures generally do not change in response to economic or other conditions, including: (i) debt service, (ii) real estate taxes, and (iii) operating and maintenance costs. This combination of variable revenue and relatively fixed expenditures may result, under certain market conditions, in reduced earnings and could have an adverse effect on NNN's financial condition.

NNN may be subject to known or unknown environmental liabilities and risks, including but not limited to liabilities and risks resulting from the existence of hazardous materials on or under Properties owned by NNN.

There may be known or unknown environmental liabilities associated with Properties owned or acquired in the future by NNN. Certain particular uses of some Properties may also have a heightened risk of environmental liability because of the hazardous materials used in performing services on those Properties, such as convenience stores with underground petroleum storage tanks or auto parts and auto service businesses using petroleum products, paint and machine solvents. Some of the Properties may contain asbestos or asbestos-containing materials, or may contain or may develop mold or other bio-contaminants.

Asbestos-containing materials must be handled, managed and removed in accordance with applicable governmental laws, rules and regulations. Mold and other bio-contaminants can produce airborne toxins, may cause a variety of health issues in individuals and must be remediated in accordance with applicable governmental laws, rules and regulations.

As part of its due diligence process, NNN generally obtains an environmental site assessment for each property it acquires. In cases where NNN intends to acquire real estate where evidence of some level of known contamination may exist, NNN generally requires the seller or tenant to (i) remediate the contamination in accordance with applicable laws, rules and regulations, (ii) indemnify NNN for environmental liabilities, and/or (iii) agree to other arrangements deemed appropriate by NNN, including, under certain circumstances, the purchase of environmental insurance. Although sellers or tenants may be contractually responsible for remediating hazardous materials on a property and may be responsible for indemnifying NNN for any liability resulting from the use of a Property and for any failure to comply with any applicable environmental laws, rules or regulations, NNN has no assurance that sellers, tenants or any other responsible party shall be able to meet their remediation and indemnity obligations to NNN. A tenant, seller or any other responsible party may not have the financial ability to meet its remediation and indemnity obligations to NNN when required. Furthermore, NNN may have strict liability to governmental agencies or third parties as a result of the existence of hazardous materials on Properties, whether or not NNN knew about or caused such hazardous materials to exist.

As of January 31, 2025, NNN had 66 Properties currently under some level of environmental remediation and/or monitoring. In general, the responsible party (which may include the seller, a previous owner, the tenant or an adjacent or former land owner) is liable for the cost of the environmental remediation for each of these Properties.

If NNN is responsible for hazardous materials located on its Properties, NNN's liability may include investigation and remediation costs, property damage to third parties, personal injury to third parties, and governmental fines and penalties. Furthermore, the presence of hazardous materials on a Property may adversely impact the Property value or NNN's ability to sell the Property. Significant environmental liability could impact NNN's results of operations, ability to make distributions to stockholders, and its ability to meet its debt obligations.

In order to mitigate exposure to environmental liability, NNN maintains an environmental insurance policy which provides environmental insurance coverage for substantially all of its Properties. However, the policy is subject to exclusions and limitations and does not cover all of the Properties owned by NNN. For those Properties covered under the policy, insurance may not fully compensate NNN for any environmental liability. NNN has no assurance that the insurer on its environmental insurance policy will be able to meet its obligations under the policy. NNN may not desire to renew the environmental insurance policy in place upon expiration or a replacement policy may not be available at a reasonable cost, if at all.

Risks Related to – Tax Matters

NNN's failure to qualify as a REIT for federal income tax purposes could result in significant tax liability.

NNN intends to operate in a manner that will allow NNN to continue to qualify as a REIT. NNN believes it has been organized as, and its past and present operations qualify NNN as a REIT. However, the Internal Revenue Service ("IRS") could successfully assert that NNN is not qualified as such. In addition, NNN may not remain qualified as a REIT in the future. Qualification as a REIT involves the application of highly technical and complex provisions of the Code for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within NNN's control. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for NNN to qualify, or desirable to continue, as a REIT or avoid significant tax liability.

If NNN fails to qualify as a REIT, it would not be allowed a deduction for dividends paid to stockholders in computing taxable income and would become subject to federal income tax at regular corporate rates. In this event, NNN could be subject to potentially significant tax liabilities and penalties. Unless entitled to relief under certain statutory provisions, NNN would also be disqualified from treatment as a REIT for the four taxable years following the year during which the qualification was lost.

Compliance with REIT requirements, including distribution requirements, may limit NNN's flexibility and may negatively affect NNN's operating decisions.

To maintain its status as a REIT for United States federal income tax purposes, NNN must meet certain requirements on an ongoing basis, including requirements regarding its sources of income, the nature and diversification of its assets, the amounts NNN distributes to its stockholders and the ownership of its shares. NNN may also be required to make distributions to its stockholders when it does not have funds readily available for distribution or at times when NNN's funds are otherwise needed to fund expenditures or debt service requirements. NNN generally will not be subject to federal income taxes on taxable income it distributes to stockholders, providing it meets certain other requirements for qualifying as a REIT. For each of the years in the three-year period ended December 31, 2024, NNN believes it has qualified as a REIT. Notwithstanding NNN's qualification for taxation as a REIT, NNN is subject to certain state and local income, franchise and excise taxes.

The share ownership restrictions of the Code for REITs and the 9.8% share ownership limit in NNN's charter may inhibit market activity in NNN's shares of stock and restrict NNN's business combination opportunities.

In order to qualify as a REIT, five or fewer individuals, as defined in the Code, may not own, actually or constructively, more than 50 percent in value of NNN's issued and outstanding shares of stock at any time during the last half of each taxable year, other than the first year for which a REIT election is made. Attribution rules in the Code determine if any individual or entity actually or constructively owns NNN's shares of stock under this requirement. Additionally, at least 100 persons must beneficially own NNN's shares of stock during at least 335 days of a taxable year for each taxable year, other than the first year for which a REIT election is made. To help ensure that NNN meets these tests, among other purposes, NNN's charter restricts the acquisition and ownership of NNN's shares of stock.

NNN's charter, with certain exceptions, authorizes NNN's Board of Directors to take such actions as are necessary and desirable to preserve NNN's qualification as a REIT while NNN so qualifies. Unless exempted by the Board of Directors, for so long as NNN qualifies as a REIT, NNN's charter prohibits, among other limitations on ownership and transfer of shares of NNN's stock, any person from beneficially or constructively owning (applying certain attribution rules under the Code) more than 9.8% in value of the aggregate of NNN's outstanding shares of stock and more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of NNN's shares of stock. The Board of Directors, in its sole discretion and upon receipt of certain representations and undertakings, may exempt a person (prospectively or retrospectively) from the ownership limits. However, the Board of Directors may not, among other limitations, grant an exemption from these ownership restrictions to any proposed transferee whose ownership, direct or indirect, in excess of the 9.8% ownership limit would result in the termination of NNN's qualification as a REIT. These restrictions on transferability and ownership will not apply, however, if the Board of Directors determines that it is no longer in NNN's best interest to continue to qualify as a REIT or that compliance with the restrictions is no longer required in order for NNN to continue to so qualify as a REIT. These ownership limits could delay or prevent a transaction or a change in control that might involve a premium price for NNN's common stock or otherwise be in the best interest of NNN's stockholders.

Risks Related to – Governmental Laws and Regulations

Costs of complying with changes in governmental laws and regulations may adversely affect NNN's results of operations.

NNN cannot predict what laws or regulations will be enacted in the future, how future laws or regulations will be administered or interpreted, or how future laws or regulations will affect NNN, its Properties or its tenants, including, but not limited to environmental laws and regulations. Compliance with new laws or regulations, or stricter interpretation of existing laws, may require NNN, its tenants, or consumers to incur significant expenditures, impose significant liability, restrict or prohibit business activities and could cause a material adverse effect on NNN's results of operation.

Non-compliance with Title III of the Americans with Disabilities Act of 1990 and similar state and local laws could have an adverse effect on NNN's business and operating results.

The Properties, as commercial facilities, are required to comply with the ADA. NNN's tenants will typically have primary responsibility for complying with the ADA, but NNN may incur costs if the tenant does not comply. As of January 31, 2025, NNN had not been notified by any governmental authority of, nor is NNN's management aware of, any non-compliance with the ADA that NNN's management believes would have a material adverse effect on its business, financial position or results of operations.

General Risks

NNN's loss of key management personnel could adversely affect performance and the value of its securities.

NNN is dependent on the efforts of its key management. As of January 31, 2025, the executive team and senior managers average over 20 years of experience with NNN. Competition for senior management personnel can be intense and NNN may not be able to retain its key management. Although NNN believes qualified replacements could be found for any departures of key management, the loss of their services could adversely affect NNN's performance and the value of its securities.

NNN's failure to maintain effective internal control over financial reporting could have a material adverse effect on its business, operating results and the market value of NNN's securities.

Section 404 of the Sarbanes-Oxley Act of 2002 requires annual management assessments of the effectiveness of the Company's internal control over financial reporting. If NNN fails to maintain the adequacy of its internal control over financial reporting, as such standards may be modified, supplemented or amended from time to time, NNN may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting, particularly those related to revenue recognition, are necessary for NNN to produce reliable financial reports and to maintain its qualification as a REIT and are important in helping to prevent financial fraud. If NNN cannot provide reliable financial reports or prevent fraud, its business and operating results could be harmed, REIT qualification could be jeopardized, investors could lose confidence in the Company's reported financial information, the company's access to capital could be impaired, and the trading price of NNN's shares could drop significantly.

An epidemic or pandemic and/or the measures that international, federal, state and local governments, agencies, law enforcement and/or health authorities implement to address it, may precipitate or materially exacerbate one or more of the other risks, and may significantly disrupt NNN's tenants' ability to operate their businesses and/or pay rent to NNN or prevent NNN from operating its business in the ordinary course for an extended period.

An epidemic or pandemic, or the government mandates implemented to address such epidemic or pandemic, could have a material and adverse effect on or cause disruption to NNN's business or financial condition, results of operations, cash flows and the market value and trading price of NNN's securities due to, among other factors:
- A complete or partial closure of, or other operational issues with, NNN's Property Portfolio as a result of government or tenant action;
- The declines in or instability of the economy or financial markets may result in a recession or negatively impact consumer discretionary spending, which could adversely affect retailers and consumers;
- The reduction of economic activity may severely impact NNN's tenants' business operations, financial condition, liquidity and access to capital resources and may cause one or more of NNN's tenants to be unable to meet their obligations to NNN in full, or at all, to default on their lease, or to otherwise seek modifications of such obligations;

- The inability to access debt and equity capital on favorable terms, if at all, or a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may affect NNN's access to capital necessary to fund business operations, pursue acquisition and development opportunities, refinance existing debt, reduce NNN's ability to make cash distributions to its stockholders and increase NNN's future interest expense;
- A general decline in business activity and demand for real estate transactions would adversely affect NNN's ability to successfully execute investment strategies or expand the Property Portfolio;
- A significant reduction in NNN's cash flows could impact NNN's ability to continue paying cash dividends to NNN stockholders at expected levels or at all;
- The financial impact could negatively affect NNN's future compliance with financial and other covenants of NNN's Credit Facility and other debt instruments, and the failure to comply with such covenants could result in a default that accelerates the payment of such debt; and
- The potential negative impact on the health of NNN's associates or Board of Directors, particularly if a significant number are impacted, or the impact of government actions or restrictions, including stay-at-home orders, restricting access to NNN's headquarters located in Orlando, Florida, could result in a deterioration in NNN's ability to ensure business continuity during a disruption.

A prolonged continuation of or repeated temporary business closures, reduced capacity at businesses or other social-distancing practices, and quarantine orders may adversely impact NNN's tenants' ability to generate sufficient revenues to meet financial obligations, and could force tenants to default on their leases, or result in the bankruptcy of tenants, which would diminish the rental revenue NNN receives under its leases. Additionally, an increase in the number of vacant properties would increase NNN's real estate expenses, including expenses associated with ongoing maintenance and repairs, utilities, real estate taxes and assessments, and property and liability insurance.

The rapid development and fluidity of an epidemic or pandemic precludes any prediction as to the ultimate adverse impact on NNN. Nevertheless, an epidemic or pandemic would present a material uncertainty and risk with respect to NNN's performance, business or financial condition, results of operations and cash flows. While NNN's leases generally do not allow tenants to withhold rent if the tenants are not operating on its Properties, some tenants may pay rent under protest, not pay rent at all, request rent deferrals, and assert legal or equitable claims in the courts that such tenants are not obligated to pay rent while closed or while operating at reduced capacity, because of an epidemic or pandemic. While NNN believes such claims would be without merit it has no assurances on how courts would rule on such claims, if any.

Acts of violence, terrorist attacks or war may affect NNN's Properties, the markets in which NNN operates and NNN's results of operations.

Terrorist attacks or other domestic acts of violence may negatively affect NNN's operations. There can be no assurance that there will not be attacks against businesses within the United States. These attacks may directly or indirectly impact NNN's physical facilities or the businesses or the financial condition of its tenants, developers, borrowers, lenders or financial institutions with which NNN has a relationship. The United States is engaged in armed conflict, which could have an impact on these parties. The consequences of armed conflict are unpredictable, and NNN may not be able to foresee events that could have an adverse effect on its business or be insured for such.

More generally, any of these events or threats of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economies. They also could result in, or cause a deepening of, economic recession in the United States or abroad. Any of these occurrences could have an adverse impact on NNN's financial condition or results of operations.

Changes in accounting pronouncements could adversely impact NNN's or NNN's tenants' reported financial performance.

Accounting policies and methods are fundamental to how NNN records and reports its financial condition and results of operations. From time to time the Financial Accounting Standards Board ("FASB") and the Commission, who create and interpret appropriate accounting standards, may change the financial accounting and reporting standards or their interpretation and application of these standards that govern the preparation of NNN's financial statements. These changes could have a material impact on NNN's reported financial condition and results of operations. In some cases, NNN could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Similarly, these changes could have a material impact on NNN's tenants' reported financial condition or results of operations and affect their preferences regarding leasing real estate.

The market value of NNN's equity and debt securities is subject to various factors that may cause significant fluctuations or volatility.

As with other publicly traded securities, the market price of NNN's equity and debt securities depends on various factors, which may change from time-to-time and/or may be unrelated to NNN's financial condition, operating performance or prospects that may cause significant fluctuations or volatility in such prices. These factors, among others, include:
- general economic and financial market conditions,
- level and trend of interest rates,
- changes in government fiscal, monetary, regulatory, or taxation policies,
- NNN's ability to access the capital markets to raise additional capital,
- the issuance of additional equity or debt securities,
- changes in NNN's funds from operations or earnings estimates,
- changes in NNN's debt ratings or analyst ratings,
- NNN's financial condition and performance,
- market perception of NNN compared to other REITs, and
- market perception of REITs compared to other investment sectors.

Even if NNN remains qualified as a REIT, NNN faces other tax liabilities that reduce operating results and cash flow.

Even if NNN remains qualified for taxation as a REIT, NNN is subject to certain federal, state and local taxes on its income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes. Any increase of these taxes would decrease earnings and cash available for distribution to stockholders. In addition, in order to meet certain REIT qualification requirements, NNN may elect to own some of its assets in a TRS.

Adverse legislative or regulatory tax changes could reduce NNN's earnings and cash flow and the market value of NNN's securities.

At any time, the federal and state tax laws or the administrative interpretations of those laws may change. Any such changes may have current and retroactive effects, and could adversely affect NNN or its stockholders. Legislation could cause shares in non-REIT entities to be a more attractive investment to individual investors than shares in REITs, and could have an adverse effect on the value of NNN's securities.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

With oversight from the Board of Directors, NNN's management is responsible for managing all cyber risks and overseeing NNN's security programs. Primary cybersecurity risk oversight has been delegated to the Audit Committee. The Chief Accounting and Technology Officer (the "CATO") oversees NNN's security programs and its Incident Response Policy and Plan and provides direct oversight and guidance to the technology team that manages NNN's day-to-day technology and cybersecurity operations. The CATO has been with NNN for over 25 years and has overseen NNN's information systems, including its cyber risk management program, for the last 15 years. The technology team has the appropriate educational background and certifications in the area of information security governance and technical controls, penetration testing and vulnerability assessments, incident response and digital forensics and secure systems design and architecture.

The Audit Committee cybersecurity risk oversight role includes: (i) reviewing and approving technology security policies and internal cybersecurity controls, (ii) monitoring cybersecurity and information security exposures, and (iii) confirming management has adequate procedures in place to not only control and limit these exposures but also to timely respond to any cyber incident. NNN's cybersecurity risk profile and cybersecurity program status, including results of any third-party evaluations are reported to the Audit Committee by the CATO.

NNN's information systems process and store critical and sensitive NNN data. Management and the Board of Directors are committed to protecting NNN systems and data through layered perimeter, interrogation and access controls, as well as following a constant process of researching, assessing, patching and remediating. Processes to assess, identify, isolate, remediate and manage cybersecurity risks have been integrated into NNN's overall risk management system. Below are examples of actions NNN takes to protect NNN's information systems and data from cybersecurity risk:

- Align systems and processes with best practices, including the National Institute of Standards and Technology Cybersecurity Framework, for securing NNN information systems and data;

- Perform continuous systems monitoring and tactical measures for impending viruses, malware, tampering, exploits and other cyber threats;

- Deploy systems tools to detect, prevent and neutralize cyber threats;

- Engage independent third-party consultants to assist in evaluating cybersecurity risks and response profile and plans;

- Identify, oversee and evaluate the risks associated with third-party service providers and consultants;

- Continuously educate and provide procedural training to all associates and the Board of Directors regarding cybersecurity awareness and risks such as enterprise security, malware, data protection best practices, anti-phishing exercises and updates with respect to other implemented information security measures;

- Periodically measure the effectiveness of associate training;

- Cybersecurity risk management is periodically reviewed with NNN's Enterprise Risk Management Team;

- Perform ongoing internal and external penetration testing and vulnerability assessments with a high priority for timely remediation; and

- Establish reporting deadlines and hierarchies so that data regarding an incident or possible incident is communicated in a timely manner to NNN's management, to the Audit Committee of the Board of Directors, and if, appropriate or required by law, to the Commission.

Management is aware that preventive measures cannot prevent all cyber incidents. The CATO has direct oversight over the Company's security programs on a daily basis. When a cyber incident occurs, NNN's actions are guided by an incident response plan decision tree to (i) detect, contain and eradicate any threats, (ii) assess materiality, (iii) notify internal parties and the Audit Committee Chairperson, (iv) recover any compromised NNN data and information systems, (v) limit impacts of any such incident on NNN's operations, and (vi) report any such incident as require by law or as otherwise necessary. For a detailed discussion of risks from cybersecurity threats, please see "Item 1A. Risk Factors."

Item 2. Properties

Please refer to Item 1. "Business" and Item 7. "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

Item 3. Legal Proceedings

In the ordinary course of its business, NNN is a party to various legal actions that management believes are routine in nature and incidental to the operation of the business of NNN. Management does not believe that any of these proceedings are material.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The common stock of NNN currently is traded on the NYSE under the symbol "NNN."

Performance Graphs

Set forth below is a line graph comparing the cumulative total stockholder return on NNN's common stock, based on the market price of the common stock and assuming reinvestment of dividends, with the FTSE National Association of Real Estate Investment Trusts Equity Index ("FNER") and the S&P 500 Index ("S&P 500") for the five-year period commencing December 31, 2019 and ending December 31, 2024. The graph assumes an investment of $100 on December 31, 2019.

Comparison to Five-Year Cumulative Total Return



Set forth below is a line graph comparing the cumulative total stockholder return on NNN's common stock, based on the market price of the common stock and assuming reinvestment of dividends, with the FNER and the S&P 500 for the twenty-five-year period commencing December 31, 1999 and ending December 31, 2024. The graph assumes an investment of $100 on December 31, 1999.

Comparison to Twenty-Five-Year Cumulative Total Return



Indexed Total Return
(As of December 31, 2024)

Dividends

NNN intends to pay regular quarterly dividends to its stockholders, although all future distributions will be declared and paid at the discretion of the Board of Directors and will depend upon cash generated by operating activities, NNN's financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant.

In January 2025, NNN declared dividends payable to its stockholders of $108,335,000, or $0.580 per share, of common stock.

Holders

On January 31, 2025, there were 1,425 registered holders of record of NNN's common stock. Many of NNN's shares of common stock are held by brokers and institutions on behalf of stockholders, NNN is unable to estimate the total number of stockholders represented by these record holders.

Securities Authorized for Issuance Under Equity Compensation Plans

None.

Sale of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This section generally discusses 2024 and 2023 and year-to-year comparisons. Discussions of 2023 and 2022 year-to-year comparisons that are not included in this annual report on Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Securities and Exchange Commission ("Commission" or "SEC") on February 8, 2024.

The term "NNN" or the "Company" refers to NNN REIT, Inc. and all of its consolidated subsidiaries. NNN may elect to treat certain of its subsidiaries as taxable real estate investment trust subsidiaries ("TRS").

Forward-Looking Statements

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. NNN makes statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this report entitled "Forward-Looking Statements." Certain risks may cause NNN's actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see "Item 1A. Risk Factors."

Overview

NNN, a Maryland corporation, is a fully integrated real estate investment trust ("REIT") formed in 1984. NNN's assets are primarily real estate assets. NNN acquires, owns, invests in and develops properties that are leased primarily to retail tenants under long-term net leases and are primarily held for investment ("Properties," or "Property Portfolio," or individually a "Property").

As of December 31, 2024, NNN owned 3,568 Properties in 49 states, with an aggregate gross leasable area of approximately 36,557,000 square feet, and a weighted average remaining lease term of 10 years. Approximately 98 percent of the Properties were leased as of December 31, 2024.

NNN's management team focuses on certain key indicators to evaluate the financial condition and operating performance of NNN. Key indicators include items such as: the composition of the Property Portfolio (such as tenant, line of trade and geographic diversification), the occupancy rate of the Property Portfolio, certain financial performance metrics and profitability measures, industry trends and industry performance compared to that of NNN.

NNN evaluates the creditworthiness of its significant current and prospective tenants. This evaluation may include reviewing available financial statements, store level financial performance, press releases, public credit ratings from major credit rating agencies, industry news publications and financial market data (debt and equity pricing). NNN may also evaluate the business and operations of its significant tenants, including past payment history and periodically meeting with senior management of certain tenants.

NNN continues to maintain its diversification by tenant, line of trade and geography. NNN's largest line of trade concentrations are the convenience store (17.0%), automotive service (16.9%), restaurant (16.2%) (including full and limited service) and family entertainment centers (7.2%) sectors. These sectors represent a large part of the freestanding retail property marketplace and NNN's management believes these sectors present attractive investment opportunities. The Property Portfolio is geographically concentrated in the southeast (25.5%) and south (24.7%) United States, which are regions of historically above-average population growth. Given these concentrations, any financial hardship within these sectors or geographic regions could have a material adverse effect on the financial condition and operating performance of NNN.

As of December 31, 2024 and 2023, the Property Portfolio remained at least 98 percent leased and had a weighted average remaining lease term of approximately 10 years. High occupancy levels coupled with a net lease structure, provides enhanced probability of achieving consistent operating results.

Critical Accounting Estimates

The preparation of NNN's consolidated financial statements in conformance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as other disclosures in the financial statements. Estimates are sensitive to evaluations by management about current and future expectations of market and economic conditions. On an ongoing basis, management evaluates its estimates and assumptions; however, actual results may differ from these estimates and assumptions, which in turn could have a material impact on NNN's consolidated financial statements. A summary of NNN's accounting policies and procedures is included in Note 1 of the December 31, 2024 Consolidated Financial Statements. Management believes the following critical accounting policies, among others, affect its more significant estimates and assumptions used in the preparation of NNN's consolidated financial statements.

Real Estate Portfolio. NNN records the acquisition of real estate at cost, including acquisition and closing costs. The cost of properties developed or funded by NNN includes direct and indirect costs of construction, property taxes, interest, third-party costs and other miscellaneous costs incurred during the development period until the project is substantially complete and available for occupancy.

Purchase Accounting for Acquisition of Real Estate. In accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") guidance on business combinations, consideration for the real estate acquired is allocated to the acquired tangible assets, consisting of land, building and tenant improvements and, if applicable, to identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and value of in-place leases, as applicable, based on their respective fair values.

The fair value estimate is sensitive to significant assumptions, such as establishing a range of relevant market assumptions for land, building and rent and where the acquired property falls within that range. These market assumptions for land, building and rent use the most relevant comparable properties for an acquisition. The final value relies upon ranking comparable properties' attributes from most to least similar.

Lease Accounting. NNN records its leases on the Property Portfolio in accordance with FASB ASC Topic 842, *Leases* ("ASC 842").

NNN's real estate is typically leased to tenants under triple-net leases, whereby the tenant is responsible for all operating expenses relating to the Property, including utilities, real estate taxes and assessments, property and liability insurance, maintenance, repairs and capital expenditures.

NNN's Property Portfolio primarily consists of leases accounted for using the operating method. Under the operating method, revenue is recognized as rentals are earned and expenses (including depreciation) are charged to operations as incurred. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease. Accrued rental income is the aggregate difference between the scheduled rents which vary during the lease term and the income recognized on a straight-line basis.

Collectability. In accordance with ASC 842, NNN reviews the collectability of its lease payments on an ongoing basis. NNN considers collectability indicators when analyzing accounts receivable (and accrued rent) and historical bad debt levels, tenant credit-worthiness and current economic trends, all of which assists in evaluating the probability of outstanding and future rental income collections and the adequacy of the allowance for doubtful accounts. In addition, tenants in bankruptcy are analyzed and considerations are made in connection with the expected recovery of pre-petition and post-petition bankruptcy claims.

When NNN deems the collection of rental income from a tenant not probable, uncollected previously recognized rental revenue and any related accrued rent are reversed as a reduction to rental income and, subsequently, any rental income is only recognized when cash receipts are received. At this point, a tenant is deemed cash basis for accounting purposes. If NNN subsequently deems the collection of rental income is probable, any related accrued rental income or expense is restored.

NNN includes an allowance for doubtful accounts in *rental income* on the Consolidated Statements of Income and Comprehensive Income.

Real Estate – Held For Sale. Real estate held for sale is not depreciated and is recorded at the lower of cost or fair value, less cost to sell. On a quarterly basis, the Company evaluates its Properties for held for sale classification based on specific criteria as outlined in FASB ASC Topic 360, *Property, Plant and Equipment,* including management's intent to commit to a plan to sell the asset. NNN anticipates the disposition of Properties classified as held for sale to occur within 12 months.

Impairment – Real Estate. NNN periodically assesses its long-lived real estate assets for possible impairment whenever certain events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. These indicators include, but are not limited to: changes in real estate market conditions, the ability of NNN to re-lease properties that are currently vacant or become vacant, properties reclassified as held for sale, persistent vacancies greater than one year, and properties leased to tenants in bankruptcy. Management evaluates whether an impairment in carrying value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), and the residual value of the real estate, with the carrying value of the individual asset. The future undiscounted cash flows are primarily driven by estimated future market rents. Future cash flow estimates are sensitive to the assumptions made by management regarding future market rents, which are affected by expectations about future market and economic conditions. If an impairment is indicated, a loss will be recorded for the amount by which the carrying value of the asset exceeds its estimated fair value. NNN's Properties are leased primarily to retail tenants under long-term net leases and primarily held for investment. Generally, NNN's Property leases provide for initial terms of 10 to 20 years, with cash flows provided over the entire term.

Revenue Recognition. Rental revenues for properties under construction commence upon completion of construction of the leased asset and delivery of the leased asset to the tenant. Rental revenues for non-development real estate assets are recognized when earned in accordance with ASC 842, based on the terms of the lease of the leased asset. Lease termination fees are recognized when collected subsequent to the related lease that is cancelled and NNN no longer has continuing involvement with the former tenant with respect to that property.

FASB ASC Topic 610-20, *Gains and Losses from the Derecognition of Nonfinancial Assets* ("ASC 610-20"), provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. An entity that transfers a nonfinancial asset in the scope of ASC 610-20 follows a two-step derecognition model to determine whether (and when) to derecognize the asset. NNN determined the key revenue stream impacted by ASC 610-20 is *gain on disposition of real estate* reported on the Consolidated Statements of Income and Comprehensive Income. In accordance with ASC 610-20, NNN evaluates any separate contracts or performance obligations to determine proper timing and/or amount of revenue recognition, as well as, transfer of control and transaction price allocation in determining the amount of gain or loss to record.

New Accounting Pronouncements. Refer to Note 1 of the December 31, 2024, Consolidated Financial Statements for a summary and the anticipated impact of each accounting pronouncement on NNN's financial position and results of operations.

Results of Operations

Property Analysis

General. The following table summarizes the Property Portfolio as of December 31:

	2024	2023
Properties Owned:		
Number	3,568	3,532
Total gross leasable area (square feet)	36,557,000	35,966,000
Properties:		
Leased and unimproved land	3,514	3,514
Percent of Properties – leased and unimproved land	98 %	99 %
Weighted average remaining lease term (years)	10	10
Total gross leasable area (square feet) – leased	35,826,000	35,683,000
Total annualized base rent	$ 860,562,000	$ 818,749,000

[1] Annualized base rent is calculated by multiplying the monthly cash base rent in place on each respective date by 12.

The following table summarizes the lease expirations, assuming none of the tenants exercise renewal options, of the Property Portfolio for each of the next 10 years and then thereafter in the aggregate as of December 31, 2024:

	% of Annual Base Rent[1]	# of Properties	Gross Leasable Area[2]		% of Annual Base Rent[1]	# of Properties	Gross Leasable Area[2]
2025	3.2%	132	874,000	2031	7.0%	184	2,655,000
2026	4.2%	204	1,981,000	2032	5.1%	183	1,804,000
2027	7.6%	231	3,401,000	2033	4.6%	134	1,398,000
2028	5.8%	255	2,306,000	2034	5.8%	182	2,398,000
2029	4.6%	143	2,083,000	Thereafter	47.7%	1,711	14,840,000
2030	4.4%	154	2,086,000				

[1] Based on the annualized base rent for all leases in place as of December 31, 2024.
[2] Square feet.

The following table summarizes the diversification of the Property Portfolio based on the top 20 lines of trade:

	Lines of Trade	% of Annual Base Rent[1]	
		2024	2023
1.	Convenience stores	17.0%	16.4%
2.	Automotive service	16.9%	15.6%
3.	Restaurants – limited service	8.4%	8.5%
4.	Restaurants – full service	7.8%	8.7%
5.	Family entertainment centers	7.2%	6.4%
6.	Recreational vehicle dealers, parts and accessories	5.1%	4.6%
7.	Theaters	4.0%	4.1%
8.	Health and fitness	3.9%	4.5%
9.	Equipment rental	3.2%	3.0%
10.	Wholesale clubs	2.4%	2.5%
11.	Automotive parts	2.4%	2.5%
12.	Drug stores	2.2%	2.4%
13.	Home improvement	2.1%	2.2%
14.	Medical service providers	1.7%	1.7%
15.	General merchandise	1.4%	1.4%
16.	Furniture	1.3%	2.0%
17.	Pet supplies and services	1.3%	1.1%
18.	Consumer electronics	1.3%	1.4%
19.	Travel plazas	1.2%	1.3%
20.	Home furnishings	1.1%	1.3%
	Other	8.1%	8.4%
		100.0%	100.0%

Based on annualized base rent for all leases in place on each respective date.
[1] $860,562,000 as of December 31, 2024.
[2] $818,749,000 as of December 31, 2023.

The following table summarizes the diversification of the Property Portfolio by state as of December 31, 2024:

	State	# of Properties	% of Annual Base Rent[1]
1.	Texas	575	18.8%
2.	Florida	276	8.7%
3.	Illinois	167	5.1%
4.	Georgia	175	4.5%
5.	Ohio	193	4.2%
6.	Tennessee	153	3.8%
7.	North Carolina	161	3.7%
8.	Indiana	149	3.6%
9.	Arizona	81	3.2%
10.	Virginia	118	3.2%
	Other	1,520	41.2%
		3,568	100.0%

[1] Based on the annualized base rent for all leases in place as of December 31, 2024.

Property Acquisitions. The following table summarizes the Property acquisitions for each of the years ended December 31 (dollars in thousands):

	2024	2023
Acquisitions:		
Number of Properties	75	165
Gross leasable area (square feet)[1]	1,486,000	1,281,000
Cap rate[2]	7.7%	7.3%
Total dollars invested[3]	$ 565,416	$ 819,710

[1] Includes additional square footage from completed construction on existing Properties.
[2] The cap rate is a weighted average, calculated as the initial cash annual base rent divided by the total purchase price of the Properties.
[3] Includes dollars invested in projects under construction or tenant improvements for each respective year.

NNN typically funds Property acquisitions either through borrowings under NNN's Credit Facility (as defined in "Capital Structure – Line of Credit Payable"), by issuing its debt or equity securities in the capital markets, with undistributed funds from operations or with proceeds from the sale of Properties.

Property Dispositions. The following table summarizes the properties sold by NNN for each of the years ended December 31 (dollars in thousands):

	2024	2023
Number of properties	41	45
Gross leasable area (square feet)	849,000	293,000
Net sales proceeds	$ 148,658	$ 115,716
Net gain on disposition of real estate	$ 42,290	$ 47,485
Cap rate[1]	7.3%	5.9%

[1] The cap rate is a weighted average of properties occupied at disposition, calculated as the cash annual base rent divided by the total gross proceeds received for the properties.

NNN typically uses the disposition proceeds to either pay down the Credit Facility or reinvest in real estate.

Analysis of Revenues

The following summarizes NNN's revenues for each of the years ended December 31 (dollars in thousands):

	2024	2023	2024 Versus 2023
Rental Revenues[1]	$ 848,657	$ 807,327	5.1 %
Real estate expenses reimbursed from tenants	18,811	18,763	0.3 %
Rental income	867,468	826,090	5.0 %
Interest and other income from real estate transactions	1,798	2,021	(11.0)%
Total revenues	$ 869,266	$ 828,111	5.0 %

[1] Includes rental income from operating leases, earned income from direct financing leases and percentage rent ("Rental Revenues").

Rental Income. Rental income increased for the year ended December 31, 2024, as compared to the same period in 2023. The increase is primarily due to the Rental Revenues from NNN's recent Property acquisitions (see "Results of Operations – Property Analysis – Property Acquisitions").

Analysis of Expenses

The following summarizes NNN's expenses for the year ended December 31 (dollars in thousands):

	2024	2023	2024 Versus 2023
General and administrative	$ 44,287	$ 43,746	1.2 %
Real estate:			
Reimbursed from tenants	18,811	18,763	0.3 %
Non-reimbursed	13,506	9,615	40.5 %
Total real estate	32,317	28,378	13.9 %
Depreciation and amortization	249,681	238,625	4.6 %
Leasing transaction costs	99	299	(66.9)%
Impairment losses – real estate, net of recoveries	6,632	5,990	10.7 %
Executive retirement costs	668	3,454	(80.7)%
Total operating expenses	$ 333,684	$ 320,492	4.1 %
Interest and other income	$ (2,980)	$ (1,134)	162.8 %
Interest expense	184,017	163,898	12.3 %
Total other expenses	$ 181,037	$ 162,764	11.2 %
As a percentage of total revenues:			
General and administrative	5.1 %	5.3 %	
Non-reimbursed real estate	1.6 %	1.2 %	

Real Estate. Total real estate expenses increased for the year ended December 31, 2024, as compared to the same period in 2023. NNN focuses on non-reimbursed real estate expenses (total real estate expenses, net of reimbursements from tenants). These expenses are typically attributable to (i) Properties for which the lease terms do not obligate the tenant to pay certain operating expenses or (ii) vacant Properties. Non-reimbursed real estate expenses increased in amount and as a percentage of total revenues for the year ended December 31, 2024 as compared to the same period in 2023 primarily due to a minor increase in the number of vacant properties.

Depreciation and Amortization. Depreciation and amortization expenses increased in amount for the year ended December 31, 2024, as compared to the same period in 2023. The increase is primarily attributable to the increase in NNN's Property Portfolio from recent acquisitions (see "Results of Operations – Property Analysis – Property Acquisitions"), and is partially offset by recent dispositions (see "Results of Operations – Property Analysis – Property Dispositions").

Impairment Losses – Real Estate, Net of Recoveries. As a result of NNN's review of long-lived real estate assets, including identifiable intangible assets, NNN recognized real estate impairments, net of recoveries for the years ended December 31, 2024 and 2023, which were less than one percent of NNN's total assets for the respective years as reported on the Consolidated Balance Sheets. Due to NNN's core business of investing in real estate leased primarily to retail tenants under long-term net leases, the inherent risks of owning commercial real estate, and unknown potential changes in financial and economic conditions that may impact NNN's tenants, NNN believes it is reasonably possible to incur real estate impairment charges in the future.

Executive Retirement Costs. In April 2022, the former President and Chief Executive Officer retired from employment, as contemplated under the Company's long-term executive succession planning process and as previously announced in January 2022. In addition, in January 2024, the former Executive Vice President, General Counsel and Secretary retired from employment as previously announced in November 2023. During the years ended December 31, 2024 and 2023, NNN recorded executive retirement costs in connection with the long-term incentive compensation related to these retirement and transition agreements.

Interest Expense. Interest expense increased for the year ended December 31, 2024, compared to the same period in 2023. The following represents the primary changes in fixed rate long-term debt that impacted interest expense (dollars in thousands):

Transaction	Effective Date	Principal	Stated Rate	Original Maturity
Issuance 2033 Notes	August 2023	$ 500,000	5.600%	October 2033
Issuance 2034 Notes	May 2024	500,000	5.500%	June 2034
Redemption 2024 Notes	June 2024	(350,000)	3.900%	June 2024

The increase in interest expense was partially offset by the Credit Facility having a weighted average outstanding balance of $60,775,000 with a weighted average interest rate of 6.25% for the year ended December 31, 2024, compared to a weighted average outstanding balance of $169,620,000 with a weighted average interest rate of 5.86% for the year ended December 31, 2023.

Impact of Inflation

NNN's leases typically contain provisions to mitigate the adverse impact of inflation on NNN's results of operations. Tenant leases generally provide for limited increases in rent as a result of fixed increases, capped increases in the Consumer Price Index, and/or, to a lesser extent, increases in the tenant's sales volume. As a result of limitations on rent increases, during times when inflation is high, rent increases may not meet or exceed the rate of inflation.

Properties are leased to tenants under long-term triple-net leases which typically require the tenant to pay certain operating expenses for a Property, thus, NNN's exposure to inflation is reduced with respect to these expenses. Inflation may have an adverse impact on NNN's tenants and challenge their ability to meet lease obligations, including to pay rent. See "Item 1A. Risk Factors."

Liquidity and Capital Resources

NNN's demand for funds has been and will continue to be primarily for (i) payment of operating expenses and dividends, (ii) property acquisitions and construction commitments, (iii) capital expenditures, (iv) payment of principal and interest on its outstanding debt, and (v) other investments.

Financing Strategy. NNN's financing objective is to manage its capital structure effectively in order to provide sufficient capital to execute its operating and investing strategies while servicing its debt requirements, maintaining its investment grade credit rating, staggering debt maturities and providing value to NNN's stockholders. NNN's capital resources have and will continue to include, if available (i) proceeds from issuing debt or equity in the capital markets; (ii) secured or unsecured borrowings from banks or other lenders; (iii) proceeds from the sale of Properties; and (iv) to a lesser extent, by internally generated funds as well as undistributed funds from operations. However, there can be no assurance that additional financing or capital will be available, or that the terms will be acceptable or advantageous to NNN.

NNN typically expects to fund both its short-term and long-term liquidity requirements, including investments in additional properties, with cash and cash equivalents, cash provided from operations, borrowings from NNN's Credit Facility or proceeds from the sale of Properties. As of December 31, 2024, NNN had $9,062,000 of cash, cash equivalents and restricted cash or cash held in escrow and $1,200,000,000 was available for future borrowings under the Credit Facility. NNN may also fund liquidity requirements with new debt or equity issuances, although newly issued debt may be at higher interest rates than the rates on NNN's existing outstanding debt. NNN has the ability to limit future property acquisitions and strategically increase property dispositions. NNN expects these sources of liquidity and the discretionary nature of its property acquisition funding needs will allow NNN to meet its financial obligations over the long term.

As of December 31, 2024, NNN's ratio of total debt, none of which was secured debt, to total gross assets (before accumulated depreciation and amortization) was approximately 40 percent. The ratio of total debt to total market capitalization was approximately 37 percent. Certain financial agreements to which NNN is a party contain covenants that limit NNN's ability to incur additional debt under certain circumstances. The organizational documents of NNN do not limit the absolute amount or percentage of debt that NNN may incur.

Cash Flows. NNN had $9,062,000 of cash, cash equivalents and restricted cash, of which $331,000 was restricted cash or cash held in escrow at December 31, 2024. The table below summarizes NNN's cash flows for each of the years ended December 31 (dollars in thousands):

		2024		2023
Cash, cash equivalents and restricted cash:				
Provided by operating activities	$	635,504	$	612,410
Used in investing activities		(424,336)		(680,660)
Provided by (used in) financing activities		(207,261)		66,627
Increase (decrease) in cash, cash equivalents and restricted cash		3,907		(1,623)
Cash, cash equivalents and restricted cash at the beginning of the year		5,155		6,778
Cash, cash equivalents and restricted cash at the end of the year	$	9,062	$	5,155

Cash flow activities include:

Operating Activities. Cash provided by operating activities represents cash received primarily from rental income less cash used for general and administrative and interest expenses. NNN's cash flow from operating activities has been sufficient to pay the distributions for each year presented. The change in cash provided by operations for the years ended December 31, 2024 and 2023, is primarily the result of changes in revenues and expenses as discussed in "Results of Operations." Cash generated from operations is expected to fluctuate in the future.

Investing Activities. Changes in cash for investing activities are primarily attributable to acquisitions and dispositions of Properties as discussed in "Results of Operations - Property Analysis." NNN typically uses cash on hand, borrowings from its Credit Facility or proceeds from the sale of Properties to fund the acquisition of its Properties.

Financing Activities. NNN's financing activities for the year ended December 31, 2024, included the following significant transactions:

- $132,000,000 in net repayments of NNN's Credit Facility,
- $489,390,000 in net proceeds from the issuance in May of the 5.500% notes payable due in June 2034,
- $350,000,000 payment in June for the redemption of the 3.900% notes payable due in June 2024,
- $211,619,000 from the issuance of 4,652,100 shares of common stock in connection with the at-the-market equity program ("ATM"),
- $2,634,000 from the issuance of 64,654 shares of common stock in connection with the Dividend Reinvestment and Stock Purchase Plan ("DRIP"), and
- $420,239,000 in dividends paid to common stockholders.

Material Cash Requirements

NNN's material cash requirements include (i) long-term debt maturities; (ii) interest on long-term debt; (iii) common stock dividends (although all future distributions will be declared and paid at the discretion of the Board of Directors); and (iv) to a lesser extent, Property construction and other Property related costs that may arise.

The table presents material cash requirements related to NNN's long-term obligations outstanding as of December 31, 2024 (see "Capital Structure") (dollars in thousands):

				Date of Obligation			
	Total	2025	2026	2027	2028	2029	Thereafter
Long-term debt[1]	$ 4,450,000	$ 400,000	$ 350,000	$ 400,000	$ 400,000	$ —	$ 2,900,000
Long-term debt – interest[2]	2,062,506	176,250	161,725	146,733	132,067	118,450	1,327,281
Total contractual cash obligations	$ 6,512,506	$ 576,250	$ 511,725	$ 546,733	$ 532,067	$ 118,450	$ 4,227,281

[1] Includes only principal amounts outstanding under notes payable and excludes unamortized note discounts and debt costs.
[2] Interest calculation on notes payable based on stated rate of the principal amount.

Property Construction. NNN has committed to fund construction of 15 Properties. The improvements of such Properties are estimated to be completed within 12 to 18 months. These construction commitments, at December 31, 2024, are outlined in the table below (dollars in thousands):

Total commitment[1]	$ 165,550
Less amount funded	(116,767)
Remaining commitment	$ 48,783

[1] Includes land, construction costs, tenant improvements, lease costs, capitalized interest and third-party costs.

Management anticipates satisfying these obligations with a combination of NNN's cash provided from operations, current capital resources on hand, its Credit Facility, debt or equity financings and property dispositions.

Properties. Typically, the Properties are leased under long-term triple-net leases, which require the tenant to pay all utilities and real estate taxes and assessments, to maintain the interior and exterior of the Property, and to carry property and liability insurance coverage. Therefore, management anticipates that capital demands to meet obligations with respect to these Properties will be modest for the foreseeable future and can be met with funds from operations and working capital. Certain Properties are subject to leases under which NNN retains responsibility for specific costs and expenses associated with the Property. Management anticipates the costs associated with these Properties, NNN's vacant Properties or those Properties that become vacant will also be met with funds from operations and working capital. NNN may be required to borrow under its Credit Facility or use other sources of capital in the event of significant capital expenditures or major repairs.

The lost revenues and increased property expenses resulting from vacant Properties or the inability to collect lease payments could have a material adverse effect on the liquidity and results of operations if NNN is unable to re-lease the Properties at comparable rental rates and in a timely manner.

As of December 31, 2024, NNN owned 54 vacant, un-leased Properties which accounted for less than two percent of total Properties and approximately two percent of aggregate gross leasable area held in the Property Portfolio.

Additionally, as of January 31, 2025, less than one percent of total annualized base rent, less than one percent of total Properties, and less than one percent of aggregate gross leasable area held in the Property Portfolio, was leased to three tenants currently in bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. As a result, these tenants have the right to reject or affirm their leases with NNN.

NNN generally monitors the financial performance of its significant tenants on an ongoing basis.

Dividends. One of NNN's primary objectives is to distribute a substantial portion of its funds available from operations to its stockholders in the form of dividends, while retaining sufficient cash for reserves and working capital purposes and maintaining its status as a REIT.

The following table outlines the dividends declared and paid for NNN's common stock for the years ended December 31 (dollars in thousands, except per share data):

	2024	2023
Dividends	$ 420,239	$ 404,458
Per share	2.290	2.230

The following table presents the characterizations for tax purposes of NNN's common stock dividends for the years ended December 31:

	2024		2023	
Ordinary dividends[1]	$ 2.286498	99.8471 %	$ 2.192636	98.3245 %
Nontaxable distributions	0.003502	0.1529 %	0.037364	1.6755 %
	$ 2.290000	100.0000 %	$ 2.230000	100.0000 %

[1] Eligible for the 20% qualified business income deduction under section 199A of the Internal Revenue Code of 1986, as amended (the "Code").

On January 14, 2025, NNN declared a dividend of $0.580 per share, payable February 14, 2025, to its common stockholders of record as of January 31, 2025.

Capital Structure

NNN has used, and expects to use in the future, various forms of debt and equity securities primarily to fund property acquisitions and construction on its Properties and to pay down or refinance its outstanding debt.

The following is a summary of NNN's total outstanding debt as of December 31 (dollars in thousands):

	2024	Percentage of Total	2023	Percentage of Total
Line of credit payable	$ —	— %	$ 132,000	3.0%
Notes payable	4,373,803	100.0%	4,228,544	97.0%
Total outstanding debt	$ 4,373,803	100.0%	$ 4,360,544	100.0%

Line of Credit Payable. In April 2024, NNN amended and restated its credit agreement to increase borrowing capacity under its unsecured revolving credit facility from $1,100,000,000 to $1,200,000,000 and amended certain other terms under the former revolving credit facility (as the context requires, the previous and new credit facility, the "Credit Facility"). The Credit Facility had a weighted average outstanding balance of $60,775,000 and a weighted average interest rate of 6.25% during the year ended December 31, 2024. The Credit Facility has a base interest rate of the Secured Overnight Financing Rate ("SOFR") plus a SOFR adjustment of 10 basis points ("Adjusted SOFR"). The Credit Facility bears interest at Adjusted SOFR plus 77.5 basis points; however, such interest rate may change pursuant to a tiered interest rate structure based on NNN's debt rating. Additionally, as part of NNN's environmental, social and governance ("ESG") initiative, pricing may be reduced if specified ESG metrics are achieved. The Credit Facility matures in April 2028, unless the Company exercises its options to extend maturity to April 2029. The Credit Facility also includes an accordion feature which permits NNN to increase the facility size up to $2,000,000,000, subject to lender approval. In connection with the Credit Facility, loan costs are classified as *debt costs* on the Consolidated Balance Sheet. As of December 31, 2024, there was no outstanding balance and $1,200,000,000 was available for future borrowings under the Credit Facility.

In accordance with the terms of the Credit Facility, NNN is required to meet certain restrictive financial covenants, which, among other things, require NNN to maintain certain (i) leverage ratios, (ii) debt service coverage, (iii) cash flow coverage, and (iv) investment limitations. At December 31, 2024, NNN was in compliance with those covenants. In the event that NNN violates any of these restrictive financial covenants, it could cause the debt under the Credit Facility to be accelerated and may impair NNN's access to the debt and equity markets and limit NNN's ability to pay dividends to its stockholders, each of which would likely have a material adverse impact on NNN's financial condition and results of operations.

Universal Shelf Registration Statement. In August 2023, NNN filed a shelf registration statement with the Commission which became automatically effective ("Universal Shelf"). The Universal Shelf permits the issuance by NNN of an indeterminate amount of debt and equity securities, including preferred stock, depositary shares, common stock, stock purchase contracts, rights, warrants and units. NNN may periodically offer one of more of these securities in amounts, prices and on terms to be announced when and if these securities are offered. The specifics of any future offerings along with the use of proceeds of any securities offered, will be described in detail in a prospectus supplements, or other offering materials, at the time of any offering.

Debt Securities – Notes Payable. Each of NNN's outstanding series of unsecured notes is summarized in the table below (dollars in thousands):

Notes[1]	Issue Date	Principal	Discount[2]	Net Price	Stated Rate	Effective Rate[3]	Maturity Date
2025	October 2015	$ 400,000	$ 964	$ 399,036	4.000%	4.029%	November 2025[4][5]
2026	December 2016	350,000	3,860	346,140	3.600%	3.733%	December 2026[4]
2027	September 2017	400,000	1,628	398,372	3.500%	3.548%	October 2027[4]
2028	September 2018	400,000	2,848	397,152	4.300%	4.388%	October 2028[4]
2030	March 2020	400,000	1,288	398,712	2.500%	2.536%	April 2030
2033	August 2023	500,000	11,620	488,380	5.600%	5.905%	October 2033
2034	May 2024	500,000	6,160	493,840	5.500%	5.662%	June 2034
2048	September 2018	300,000	4,239	295,761	4.800%	4.890%	October 2048
2050	March 2020	300,000	6,066	293,934	3.100%	3.205%	April 2050
2051	March 2021	450,000	8,406	441,594	3.500%	3.602%	April 2051
2052	September 2021	450,000	10,422	439,578	3.000%	3.118%	April 2052

[1] The proceeds from each note issuance were used to (i) pay down the outstanding balance on NNN's Credit Facility, (ii) redeem notes payable prior to maturity, (iii) redeem outstanding preferred stock, (iv) fund future property acquisitions, and/or (v) for general corporate purposes.

[2] The note discounts are amortized to interest expense over the respective term of each debt obligation using the effective interest method.

[3] Includes the effects of the discount at issuance.

[4] The aggregate principal balance of the unsecured note maturities for the next five years is $1,550,000.

[5] NNN plans to use proceeds from the Credit Facility and/or potential debt or equity offerings to repay the outstanding debt.

NNN entered into forward starting swaps which hedged the risk of changes in forecasted interest payments on the forecasted issuance of long-term debt. Upon the issuance of a series of unsecured notes, NNN terminated such derivatives as outlined in the following table (dollars in thousands):

Notes	Terminated	Description	Aggregate Notional Amount	Liability (Asset) Fair Value When Terminated [1]	Fair Value Deferred In Other Comprehensive Income[2]
2025	October 2015	Four forward starting swaps	$ 300,000	$ 13,369	$ 13,369
2026	December 2016	Two forward starting swaps	180,000	(13,352)	(13,345)
2027	September 2017	Two forward starting swaps	250,000	7,690	7,688
2028	September 2018	Two forward starting swaps	250,000	(4,080)	(4,080)
2030	March 2020	Three forward starting swaps	200,000	13,141	13,141
2052	September 2021	Two forward starting swaps	120,000	1,584	1,584

[1] The deferred liability (asset) is being amortized over the term of the respective notes using the effective interest method.

[2] The amount reported in accumulated other comprehensive income will be reclassified to interest expense as interest payments are made on the related notes payable.

Each series of the notes represents senior, unsecured obligations of NNN and is subordinated to all secured debt of NNN. NNN may redeem each series of notes, in whole or in part, at any time prior to the par call date for the notes at the redemption price as set forth in the applicable supplemental indenture relating to the notes; provided, however, that if NNN redeems the notes on or after the par call date, the redemption price will equal 100 percent of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date.

In connection with the outstanding note offerings, NNN incurred debt issuance costs totaling $43,820,000 consisting primarily of underwriting discounts and commissions, legal and accounting fees, rating agency fees and printing expenses. Debt issuance costs for all note issuances have been deferred and presented as a reduction to notes payable and are being amortized over the term of the respective notes using the effective interest method.

In accordance with the terms of the indentures pursuant to which NNN's notes have been issued, NNN is required to meet certain restrictive financial covenants, which, among other things, require NNN to maintain (i) certain leverage ratios, and (ii) certain interest coverage. At December 31, 2024, NNN was in compliance with those covenants. NNN's failure to comply with certain of its debt covenants could result in defaults that accelerate the payment under such debt and limit the dividends paid to NNN's stockholders which would likely have a material adverse impact on NNN's financial condition and results of operations. In addition, these defaults could impair its access to the debt and equity markets.

NNN does not use derivatives for trading or speculative purposes or currently have any derivatives that are not designated as hedges. NNN had no derivative financial instruments outstanding at December 31, 2024.

Equity Securities

At-The-Market Offerings. NNN has established an ATM which allows NNN to sell shares of common stock from time to time. The following table outlines NNN's ATM:

	2023 ATM	2020 ATM
Shelf registration statement:		
Effective date	August 2023	August 2020
Termination date	August 2026	August 2023
Total allowable shares	17,500,000	17,500,000
Total shares issued as of December 31, 2024	4,652,100	7,722,511

The following table outlines the common stock issuances pursuant to NNN's ATM for the years ended December 31 (dollars in thousands, except per share data):

	2024	2023
Shares of common stock	4,652,100	650,135
Average price per share (net)	$ 45.49	$ 43.52
Net proceeds	$ 211,619	$ 28,292
Stock issuance costs[1]	$ 3,242	$ 858

[1] Stock issuance costs consist primarily of underwriters' and agent's fees and commissions, and legal and accounting fees.

Dividend Reinvestment and Stock Purchase Plan. In February 2024, NNN filed a shelf registration statement for its DRIP with the Commission that was automatically effective, and permits NNN to issue up to 4,000,000 shares of common stock. NNN's DRIP provides an economical and convenient way for current stockholders and other interested new investors to invest in NNN's common stock. The following outlines the common stock issuances pursuant to NNN's DRIP for the years ended December 31 (dollars in thousands):

	2024	2023
Shares of common stock	64,654	76,229
Net proceeds	$ 2,634	$ 3,082

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

NNN is exposed to interest rate risk primarily as a result of its variable rate Credit Facility and its fixed rate long-term debt which is used to finance NNN's Property acquisitions and development activities, as well as for general corporate purposes. NNN's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, NNN borrows at both fixed and variable rates on its long-term debt and periodically uses derivatives to hedge the interest rate risk of future borrowings. As of December 31, 2024, NNN had no outstanding derivatives.

As of December 31, 2024, NNN's variable rate Credit Facility had no outstanding balance. For the year ended December 31, 2024, the Credit Facility had a weighted average outstanding balance of $60,775,000 and a weighted average interest rate of 6.25% compared to a weighted average outstanding balance of $169,620,000 and a weighted average interest rate of 5.86% for 2023.

The information in the table below summarizes NNN's market risks associated with its outstanding debt obligations. The table presents, by year of expected maturity, principal payments and related interest rates for debt obligations outstanding as of December 31, 2024. The table incorporates only those debt obligations that existed as of December 31, 2024, and it does not consider those debt obligations or positions which could arise after this date and therefore has limited predictive value. As a result, NNN's ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, NNN's hedging strategies at that time and interest rates. If interest rates on NNN's variable rate debt increased by one percent, NNN's interest expense would have increased by less than one percent for the year ended December 31, 2024.

	Debt Obligations[1] (dollars in thousands)				
	Variable Rate Debt			Fixed Rate Debt	
	Credit Facility			Unsecured Debt[2]	
	Debt Obligation	Weighted Average Interest Rate		Principal Debt Obligation	Effective Interest Rate
2025	$ —	—		$ 400,000	4.03%
2026	—	—		350,000	3.73%
2027	—	—		400,000	3.55%
2028	—	—		400,000	4.39%
2029	—	—		—	—
Thereafter	—	—		2,900,000	4.22% [3]
Total	$ —	—		$ 4,450,000	4.12%
Fair Value:					
December 31, 2024	$ —			$ 3,894,030	
December 31, 2023	$ 132,000			$ 3,801,367	

[1] NNN's unsecured debt obligations have a weighted average interest rate of 4.1% and a weighted average maturity of 12.1 years.

[2] Includes NNN's notes payable, each exclude unamortized discounts and debt costs. The fair value is based upon quoted market prices as of the close of the year, which is a Level 1 valuation since NNN's notes payable are publicly traded on the over-the-counter market.

[3] Weighted average effective interest rate for years after 2029.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of NNN REIT, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited NNN REIT, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, NNN REIT, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedules listed in the Index at Item 15(a) and our report dated February 11, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Orlando, Florida

February 11, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of NNN REIT, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NNN REIT, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedules listed in the Index at Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 11, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Real Estate Acquisitions

Description of the Matter

As discussed in Note 1 of the consolidated financial statements, real estate asset acquisitions require allocation of consideration to the acquired tangible assets, consisting of land, building and tenant improvements and, if applicable, to identified intangible assets and liabilities, based on their respective fair values. For the year ended December 31, 2024, the Company completed $411 million of real estate acquisitions accounted for as asset acquisitions.

Auditing management's measurement of fair values and allocation of consideration to the acquired tangible assets was complex and involved subjectivity. In particular, the fair value estimates are sensitive to significant assumptions, such as establishing a range of relevant market assumptions for land, building and rent, and estimating where within that range the acquired property falls. Establishing the market assumptions for land, building and rent include identifying the relevant properties in the established range most comparable to the acquired property. The position within the range is a judgmental assumption that relies upon ranking comparable properties' attributes from most similar to least similar.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's valuation of real estate acquisitions process. For example, we tested controls over the review and selection of inputs and assumptions used in the valuation estimates and the review of the final allocation of value among the tangible assets acquired.

To test the estimated fair values of the Company's acquired tangible assets, we performed audit procedures that included, among others, reading the purchase agreements, assessing management's valuation techniques and testing the completeness and accuracy of the underlying data used by the Company in its analysis. For certain acquisitions, we involved our real estate valuation specialists to evaluate management's concluded ranges of values by benchmarking against comparable properties. We also compared certain of management's assumptions to current and comparable industry information for land, building, building improvements and market rents.

Impairment of Held and Used Real Estate Assets

Description of the Matter

At December 31, 2024, held and used real estate assets were $8,746 million. As discussed in Notes 1 and 2 of the consolidated financial statements, the Company assesses held and used real estate assets for impairment when certain events or changes in circumstances indicate the carrying amount of the asset may not be recoverable through operations. When impairment indicators are determined to be present, the Company first performs a recoverability test by comparing the undiscounted future cash flows of the real estate asset to the net carrying value. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the asset, the Company determines the fair value of the real estate asset and recognizes an impairment loss if the carrying amount of the asset exceeds its fair value.

Auditing management's evaluation of held and used real estate assets for impairment was complex and involved subjectivity due to the significant estimation required to determine the undiscounted future cash flows of held and used assets where impairment indicators were determined to be present and the fair value for those properties in which the net carrying value of the asset exceeds its undiscounted cash flows. In particular, future cash flow estimates were sensitive to the assumptions made by management regarding future market rents, which are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's impairment of held and used real estate assets process. For example, we tested controls over management's review of the market rent assumption.

To test the Company's impairment assessment over held and used real estate assets, our audit procedures included, among others, assessing the methodologies used by management, testing the market rent assumption used to develop the estimates of future cash flows, and testing the completeness and accuracy of the underlying data used by the Company in its analysis. We evaluated the historical accuracy of the Company's estimates by performing a historical look back on market rent assumptions. For certain properties, we involved our real estate valuation specialists to evaluate management's market rent assumptions by benchmarking against comparable properties.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2006.

Orlando, Florida

February 11, 2025

NNN REIT, INC.
and SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

ASSETS		December 31, 2024		December 31, 2023
Real estate portfolio, net of accumulated depreciation and amortization	$	8,746,168	$	8,535,851
Cash and cash equivalents		8,731		1,189
Restricted cash and cash held in escrow		331		3,966
Receivables, net of allowance of $617 and $669, respectively		2,975		3,649
Accrued rental income, net of allowance of $4,156 and $4,168, respectively		34,005		34,611
Debt costs, net of accumulated amortization of $27,002 and $23,952, respectively		8,958		3,243
Other assets		71,560		79,459
Total assets	$	8,872,728	$	8,661,968
LIABILITIES AND EQUITY				
Liabilities:				
Line of credit payable	$	—	$	132,000
Notes payable, net of unamortized discount and unamortized debt costs		4,373,803		4,228,544
Accrued interest payable		29,699		34,374
Other liabilities		106,951		109,593
Total liabilities		4,510,453		4,504,511
Commitments and contingencies (Note 11)				
Equity:				
Stockholders' equity:				
Common stock, $0.01 par value. Authorized 375,000,000 shares; 187,540,929 and 182,474,770 shares issued and outstanding, respectively		1,877		1,826
Capital in excess of par value		5,197,644		4,971,625
Accumulated deficit		(829,287)		(805,883)
Accumulated other comprehensive income (loss)		(7,959)		(10,111)
Total equity		4,362,275		4,157,457
Total liabilities and equity	$	8,872,728	$	8,661,968

See accompanying notes to consolidated financial statements.

NNN REIT, INC.
and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(dollars in thousands, except per share data)

		Year Ended December 31,			
		2024		2023	2022
Revenues:					
Rental income	$	867,468	$ 826,090	$	771,618
Interest and other income from real estate transactions		1,798	2,021		1,435
		869,266	828,111		773,053
Operating expenses:					
General and administrative		44,287	43,746		41,695
Real estate		32,317	28,378		26,281
Depreciation and amortization		249,681	238,625		223,834
Leasing transaction costs		99	299		320
Impairment losses – real estate, net of recoveries		6,632	5,990		8,309
Executive retirement costs		668	3,454		7,520
		333,684	320,492		307,959
Gain on disposition of real estate		42,290	47,485		17,443
Earnings from operations		577,872	555,104		482,537
Other expenses (revenues):					
Interest and other income		(2,980)	(1,134)		(149)
Interest expense		184,017	163,898		148,065
		181,037	162,764		147,916
Net earnings		396,835	392,340		334,621
Loss attributable to noncontrolling interests		—	—		5
Net earnings attributable to stockholders	$	396,835	$ 392,340	$	334,626
Net earnings per share:					
Basic	$	2.16	$ 2.16	$	1.89
Diluted	$	2.15	$ 2.16	$	1.89
Weighted average shares outstanding:					
Basic		183,688,562	181,200,040		176,403,656
Diluted		184,043,841	181,689,723		177,067,865
Other comprehensive income:					
Net earnings attributable to stockholders	$	396,835	$ 392,340	$	334,626
Amortization of interest rate hedges		2,152	2,471		2,374
Comprehensive income attributable to stockholders		398,987	394,811		337,000
Comprehensive loss attributable to noncontrolling interests		—	—		(5)
Total comprehensive income	$	398,987	$ 394,811	$	336,995

See accompanying notes to consolidated financial statements.

NNN REIT, INC.
and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY
Years Ended December 31, 2024, 2023 and 2022
(dollars in thousands, except per share data)

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity of NNN	Noncontrolling Interests	Total Equity
Balances at December 31, 2021	$ 1,757	$ 4,662,714	$ (747,853)	$ (14,956)	$ 3,901,662	$ 1	$ 3,901,663
Net earnings	—	—	334,626	—	334,626	(5)	334,621
Dividends declared and paid:							
$2.160 per share of common stock	—	2,765	(380,538)	—	(377,773)	—	(377,773)
Issuance of common stock:							
33,013 shares – director compensation	—	1,244	—	—	1,244	—	1,244
7,235 shares – stock purchase plan	—	317	—	—	317	—	317
5,473,072 shares – ATM equity program	55	250,835	—	—	250,890	—	250,890
232,551 restricted shares – net of forfeitures	3	(3)	—	—	—	—	—
Stock issuance costs	—	(3,761)	—	—	(3,761)	—	(3,761)
Amortization of deferred compensation	—	14,205	—	—	14,205	—	14,205
Amortization of interest rate hedges	—	—	—	2,374	2,374	—	2,374
Distributions to noncontrolling interests	—	—	—	—	—	(278)	(278)
Other	—	(282)	—	—	(282)	282	—
Balances at December 31, 2022	$ 1,815	$ 4,928,034	$ (793,765)	$ (12,582)	$ 4,123,502	$ —	$ 4,123,502

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY – CONTINUED

Years Ended December 31, 2024, 2023 and 2022

(dollars in thousands, except per share data)

	Common Stock		Capital in Excess of Par Value		Accumulated Deficit		Accumulated Other Comprehensive Income (Loss)		Total Equity
Balances at December 31, 2022	$	1,815	$	4,928,034	$	(793,765)	$	(12,582)	$	4,123,502
Net earnings		—		—		392,340		—		392,340
Dividends declared and paid:										
$2.230 per share of common stock		1		2,897		(404,458)		—		(401,560)
Issuance of common stock:										
34,254 shares – director compensation		—		1,128		—		—		1,128
6,651 shares – stock purchase plan		—		280		—		—		280
650,135 shares – ATM equity program		7		29,143		—		—		29,150
275,317 restricted shares – net of forfeitures		3		(3)		—		—		—
Stock issuance costs		—		(954)		—		—		(954)
Amortization of deferred compensation		—		11,100		—		—		11,100
Amortization of interest rate hedges		—		—		—		2,471		2,471
Balances at December 31, 2023	$	1,826	$	4,971,625	$	(805,883)	$	(10,111)	$	4,157,457

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY – CONTINUED

Years Ended December 31, 2024, 2023 and 2022

(dollars in thousands, except per share data)

	Common Stock		Capital in Excess of Par Value		Accumulated Deficit		Accumulated Other Comprehensive Income (Loss)		Total Equity	
Balances at December 31, 2023	$	1,826	$	4,971,625	$	(805,883)	$	(10,111)	$	4,157,457
Net earnings		—		—		396,835		—		396,835
Dividends declared and paid:										
$2.290 per share of common stock		1		2,543		(420,239)		—		(417,695)
Issuance of common stock:										
36,614 shares – director compensation		—		1,279		—		—		1,279
4,060 shares – stock purchase plan		—		176		—		—		176
4,652,100 shares – ATM equity program		47		214,814		—		—		214,861
342,675 restricted shares – net of forfeitures		3		(3)		—		—		—
Stock issuance costs		—		(3,328)		—		—		(3,328)
Amortization of deferred compensation		—		10,538		—		—		10,538
Amortization of interest rate hedges		—		—		—		2,152		2,152
Balances at December 31, 2024	$	1,877	$	5,197,644	$	(829,287)	$	(7,959)	$	4,362,275

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net earnings	$ 396,835	$ 392,340	$ 334,621
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	249,681	238,625	223,834
Impairment losses – real estate, net of recoveries	6,632	5,990	8,309
Amortization of notes payable discount	2,926	2,074	1,691
Amortization of debt costs	5,993	4,943	4,734
Amortization of mortgages payable premium	—	(21)	(87)
Amortization of interest rate hedges	2,152	2,471	2,374
Gain on disposition of real estate	(42,290)	(47,485)	(17,443)
Performance incentive plan expense	12,835	13,375	17,330
Performance incentive plan payment	(1,274)	(916)	(103)
Change in operating assets and liabilities, net of assets acquired and liabilities assumed:			
Decrease (increase) in receivables	674	(853)	358
Decrease (increase) in accrued rental income	(294)	(7,453)	3,559
Decrease (increase) in other assets	(190)	243	424
Increase (decrease) in accrued interest payable	(4,675)	10,548	(97)
Increase (decrease) in other liabilities	6,581	(1,550)	(1,217)
Other	(82)	79	68
Net cash provided by operating activities	635,504	612,410	578,355
Cash flows from investing activities:			
Proceeds from the disposition of real estate	149,834	116,334	66,962
Additions to real estate	(572,874)	(795,791)	(842,872)
Principal payments received on mortgages and notes receivable	599	559	521
Other	(1,895)	(1,762)	(2,242)
Net cash used in investing activities	(424,336)	(680,660)	(777,631)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS – CONTINUED

(dollars in thousands)

		Year Ended December 31,	
	2024	2023	2022
Cash flows from financing activities:			
Proceeds from line of credit payable	$ 545,500	$ 872,500	$ 688,000
Repayment of line of credit payable	(677,500)	(906,700)	(521,800)
Repayment of mortgages payable	—	(9,947)	(664)
Proceeds from notes payable	493,840	488,380	—
Repayment of notes payable	(350,000)	—	—
Payment of debt issuance costs	(13,127)	(4,510)	(199)
Proceeds from issuance of common stock	217,581	32,328	253,972
Stock issuance costs	(3,316)	(966)	(3,761)
Payment of common stock dividends	(420,239)	(404,458)	(380,538)
Noncontrolling interest distributions	—	—	(278)
Net cash provided by (used in) financing activities	(207,261)	66,627	34,732
Net increase (decrease) in cash, cash equivalents and restricted cash	3,907	(1,623)	(164,544)
Cash, cash equivalents and restricted cash at beginning of year[1]	5,155	6,778	171,322
Cash, cash equivalents and restricted cash at end of year[1]	$ 9,062	$ 5,155	$ 6,778
Supplemental disclosure of cash flow information:			
Interest paid, net of amount capitalized	$ 183,426	$ 148,169	$ 140,331
Supplemental disclosure of noncash investing and financing activities:			
Change in other comprehensive income	$ 2,152	$ 2,471	$ 2,374
Right-of-use asset recorded in connection with lease liability	$ —	$ 6,401	$ —
Change in work in progress accrual	$ (7,458)	$ 23,103	$ 4,468

[1] Cash, cash equivalents and restricted cash is the aggregate of cash and cash equivalents and restricted cash and cash held in escrow from the Consolidated Balance Sheets. As of December 31, 2024, 2023 and 2022, NNN had restricted cash of $331, $3,966 and $4,273, respectively.

See accompanying notes to consolidated financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies:

Organization and Nature of Business. NNN REIT, Inc., a Maryland corporation, is a fully integrated real estate investment trust ("REIT") formed in 1984. The term "NNN" or the "Company" refers to NNN REIT, Inc. and all of its consolidated subsidiaries. NNN may elect to treat certain of its subsidiaries as taxable REIT subsidiaries ("TRS").

NNN's assets primarily include real estate assets. NNN acquires, owns, invests in and develops properties that are leased primarily to retail tenants under long-term net leases and are primarily held for investment ("Properties" or "Property Portfolio," or individually a "Property").

	December 31, 2024
Property Portfolio:	
Total Properties	3,568
Gross leasable area (square feet) (unaudited)	36,557,000
States	49
Weighted average remaining lease term (years)	10

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") guidance included in Topic 280, *Segment Reporting,* NNN's operations are reported within one reportable segment in the consolidated financial statements and all properties are considered part of the Properties or Property Portfolio. As such, property counts and calculations involving property counts reflect all NNN properties. Additional disclosure in "Note 9 – Segment Information."

Principles of Consolidation. NNN's consolidated financial statements include the accounts of each of the respective majority owned and controlled affiliates, including transactions whereby NNN has been determined to be the primary beneficiary in accordance with the FASB ASC guidance included in Topic 810, *Consolidation.* All significant intercompany account balances and transactions have been eliminated.

NNN consolidates certain joint venture development entities based upon either NNN being the primary beneficiary of the respective variable interest entity or NNN having a controlling interest over the respective entity. NNN records a noncontrolling interest for its non-NNN ownership of consolidated entities. As of December 31, 2024, NNN had no interest in any variable interest entities.

Real Estate Portfolio. NNN records the acquisition of real estate at cost, including acquisition and closing costs. The cost of Properties developed or funded by NNN includes direct and indirect costs of construction, property taxes, interest, third-party costs and other miscellaneous costs incurred during the development period until the project is substantially complete and available for occupancy. For the years ended December 31, 2024, 2023 and 2022, NNN recorded $5,805,000, $4,286,000 and $881,000, respectively, in capitalized interest during development.

Purchase Accounting for Acquisition of Real Estate. In accordance with the FASB ASC guidance on business combinations, consideration for the real estate acquired is allocated to the acquired tangible assets, consisting of land, building and tenant improvements and, if applicable, to identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, as applicable, based on their respective fair values.

The fair value estimate is sensitive to significant assumptions, such as establishing a range of relevant market assumptions for land, building and rent and where the acquired property falls within that range. These market assumptions for land, building and rent use the most relevant comparable properties for an acquisition. The final value relies upon ranking comparable properties' attributes from most to least similar.

The fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, building and tenant improvements based on the determination of their fair values.

In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded as other assets or liabilities based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases, and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining term of the lease and the renewal option terms if it is probable that the tenant will exercise options. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term unless the Company believes that it is likely that the tenant will renew the lease for an option term whereby the Company amortizes the value attributable to the renewal over the renewal period.

The aggregate value of other acquired intangible assets, consisting of in-place leases, is valued by comparing the purchase price paid for a property after adjusting for existing in-place leases to the estimated fair value of the property as-if-vacant, determined as set forth above. This intangible asset is amortized to expense over the remaining non-cancelable periods of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off in that period. The value of tenant relationships is reviewed on individual transactions to determine if future value was derived from the acquisition.

NNN completed $410,969,000 and $599,480,000 of real estate acquisitions during the year ended December 31, 2024 and 2023, respectively. Additionally, NNN invested $154,447,000 and $220,230,000 of work in progress and improvements during the year ended December 31, 2024 and 2023, respectively.

Lease Accounting. NNN records its leases on the Property Portfolio in accordance with FASB ASC Topic 842, *Leases* ("ASC 842").

NNN's real estate is typically leased to tenants under triple-net leases, whereby the tenant is responsible for all operating expenses relating to the Property, including utilities, real estate taxes and assessments, property and liability insurance, maintenance, repairs and capital expenditures. The leases are accounted for using either the operating or the direct financing method. Such methods are described below:

> *Operating method* – Properties with leases accounted for using the operating method are recorded at the cost of the real estate and depreciated on the straight-line method over their estimated remaining useful lives, which generally range from 20 to 40 years for buildings and improvements and 15 years for land improvements. Leasehold interests are amortized on the straight-line method over the terms of their respective leases. Revenue is recognized as rentals are earned and expenses (including depreciation) are charged to operations as incurred. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease. Accrued rental income is the aggregate difference between the scheduled rents which vary during the lease term and the income recognized on a straight-line basis.

> *Direct financing method* – Properties with leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the Property). Unearned income is deferred and amortized into income over the lease terms so as to produce a constant periodic rate of return on NNN's net investment in the leases.

NNN adopted certain practical expedients in ASC 842 and does not separate the non-lease components from the lease components when the timing and patterns of transfer for the lease and non-lease components are the same and the lease is classified as an operating lease. As a result, all income earned pursuant to tenant leases are reflected as one-line, *rental income*, in the Consolidated Statements of Income and Comprehensive Income. In addition, NNN records right-of-use assets and operating lease liabilities as lessee under operating leases in accordance with ASC 842.

Collectability. In accordance with ASC 842, NNN reviews the collectability of its lease payments on an ongoing basis. NNN considers collectability indicators when analyzing accounts receivable (and accrued rent), historical bad debt levels, tenant credit-worthiness and current economic trends, all of which assists in evaluating the probability of outstanding and future rental income collections and the adequacy of the allowance for doubtful accounts. In addition, tenants in bankruptcy are analyzed and considerations are made in connection with the expected recovery of pre-petition and post-petition bankruptcy claims.

When NNN deems the collection of rental income from a tenant not probable, uncollected and previously recognized rental revenue and any related accrued rent are reversed as a reduction to rental income and, subsequently, rental income is only recognized when cash receipts are received. At this point, a tenant is deemed cash basis for accounting purposes. If NNN subsequently deems the collection of rental income is probable, any related accrued rental income or expense is restored.

As a result of the review of collectability, NNN recorded a write-off of $763,000 and $204,000 of outstanding receivables and related accrued rent during the years ended December 31, 2024 and 2023, respectively, and reclassified certain tenants as cash basis for accounting purposes. During the year ended December 31, 2022, no tenants were deemed as cash basis for accounting purposes.

The following table summarizes those tenants classified as cash basis for accounting purposes as of December 31:

	2024	2023	2022
Number of tenants	12	9	8
Cash basis tenants as a percent of:			
Total Properties	2.5%	3.5%	5.0%
Total annual base rent[1]	4.3%	5.0%	7.0%
Total gross leasable area	4.5%	4.8%	6.6%

[1]   Based on annualized base rent for all leases in place on each respective date.
$860,562,000 as of December 31, 2024.
$818,749,000 as of December 31, 2023.
$771,984,000 as of December 31, 2022.

During the years ended December 31, 2024, 2023 and 2022, NNN recognized $39,495,000, $56,229,000 and $62,454,000, respectively, of rental income from certain tenants for periods following their classification to cash basis for accounting purposes.

During the years ended December 31, 2023 and 2022, one and three tenants, respectively, were reclassified to accrual basis for accounting purposes due to their improved qualitative and/or quantitative credit factors. More information regarding the reclassification in 2023 can be found in "Note 2 – Real Estate". The impact of the reclassification in 2022 was immaterial.

NNN includes an allowance for doubtful accounts in *rental income* on the Consolidated Statements of Income and Comprehensive Income.

Real Estate – Held For Sale. Real estate held for sale is not depreciated and is recorded at the lower of cost or fair value, less cost to sell. On a quarterly basis, the Company evaluates its Properties for held for sale classification based on specific criteria as outlined in FASB ASC Topic 360, *Property, Plant and Equipment*, including management's intent to commit to a plan to sell the asset. NNN anticipates the disposition of Properties classified as held for sale to occur within 12 months. At December 31, 2024 and 2023, NNN had recorded real estate held for sale of $283,000 (two properties) and $4,573,000 (one property), respectively, in *real estate portfolio* on the Consolidated Balance Sheets. The property classified as held for sale as of December 31, 2023 was sold during the year ended December 31, 2024.

Real Estate Dispositions. When real estate is disposed, the related cost, accumulated depreciation or amortization and any accrued rental income for operating leases and the net investment for direct financing leases are removed from the accounts, and gains and losses from the dispositions are reflected in income. FASB ASC Topic 610-20, *Gains and Losses from the Derecognition of Nonfinancial Assets* ("ASC 610-20"), provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. An entity that transfers a nonfinancial asset in the scope of ASC 610-20 follows a two-step derecognition model to determine whether (and when) to derecognize the asset. NNN determined the key revenue stream impacted by ASC 610-20 is *gain on disposition of real estate* reported on the Consolidated Statements of Income and Comprehensive Income. In accordance with ASC 610-20, NNN evaluates any separate contracts or performance obligations to determine proper timing and/or amount of revenue recognition, as well as, transfer of control and transaction price allocation in determining the amount of gain or loss to record.

Impairment – Real Estate. NNN periodically assesses its long-lived real estate assets for possible impairment whenever certain events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. These indicators include, but are not limited to: changes in real estate market conditions, the ability of NNN to re-lease properties that are currently vacant or become vacant, properties reclassified as held for sale, persistent vacancies greater than one year, and properties leased to tenants in bankruptcy. Management evaluates whether an impairment in carrying value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), and the residual value of the real estate, with the carrying value of the individual asset. The future undiscounted cash flows are primarily driven by estimated future market rents. Future cash flow estimates are sensitive to the assumptions made by management regarding future market rents, which are affected by expectations about future market and economic conditions. If an impairment is indicated, a loss will be recorded for the amount by which the carrying value of the asset exceeds its estimated fair value. NNN's Properties are leased primarily to retail tenants under long-term net leases and primarily held for investment. Generally, NNN's Property leases provide for initial terms of 10 to 20 years, with cash flows provided over the entire term.

Credit Losses on Financial Instruments. FASB ASC Topic 326, *Financial Instruments – Credit Losses* requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financings. The guidance requires a lifetime credit loss expected at inception and requires pooling of assets, which share similar risk characteristics. NNN is required to evaluate current economic conditions, as well as, make future expectations of economic conditions. In addition, the measurement of the expected credit loss is over the asset's contractual term.

NNN held mortgages receivable, including accrued interest, of $454,000 and $1,002,000 included in *other assets* on the Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively, net of $9,000 and $64,000 allowance for credit loss, respectively. NNN periodically evaluates the allowance for credit loss based on the fair value of the collateral and a 15-year historical collectability trend analysis.

Cash and Cash Equivalents. NNN considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash and money market accounts. Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash accounts maintained on behalf of NNN in demand deposits at commercial banks and money market funds may exceed federally insured levels or may be held in accounts without any federal insurance or any other insurance or guarantee. However, NNN has not experienced any losses in such accounts.

Restricted Cash and Cash Held in Escrow. Restricted cash and cash held in escrow may include (i) cash proceeds from the sale of assets held by qualified intermediaries in anticipation of the acquisition of replacement properties in tax-deferred exchanges under Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) cash that has been placed in escrow for the future funding of construction commitments, or (iii) cash that is not immediately available to NNN. NNN held $331,000 and $3,966,000 in restricted cash and cash held in escrow as of December 31, 2024 and 2023, respectively.

Debt Costs – Line of Credit Payable. Debt costs incurred in connection with NNN's $1,200,000,000 unsecured revolving line of credit have been deferred and are being amortized to interest expense over the term of the loan commitment using the straight-line method, which approximates the effective interest method. NNN has recorded debt costs associated with the Credit Facility (as defined in "Note 3 – Line of Credit Payable") as an asset, in *debt costs* on the Consolidated Balance Sheets.

Debt Costs – Notes Payable. Debt costs incurred in connection with the issuance of NNN's unsecured notes have been deferred and are being amortized to interest expense over the term of the respective debt obligation using the effective interest method. NNN had debt costs of $43,820,000 and $42,595,000 included in *notes payable* on the Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively, net of accumulated amortization of $14,060,000 and $14,343,000, respectively.

Revenue Recognition. Rental revenues for properties under construction commence upon completion of construction of the leased asset and delivery of the leased asset to the tenant. Rental revenues for non-development real estate assets are recognized when earned in accordance with ASC 842*,* based on the terms of the lease of the leased asset. Leasehold interests are amortized on the straight-line method over the terms of their respective leases. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease. Lease termination fees are recognized when collected subsequent to the related lease that is cancelled and NNN no longer has continuing involvement with the former tenant with respect to that property.

FASB ASC Topic 610-20, *Gains and Losses from the Derecognition of Nonfinancial Assets* ("ASC 610-20"), provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. An entity that transfers a nonfinancial asset in the scope of ASC 610-20 follows a two-step derecognition model to determine whether (and when) to derecognize the asset. NNN determined the key revenue stream impacted by ASC 610-20 is *gain on disposition of real estate* reported on the Consolidated Statements of Income and Comprehensive Income. In accordance with ASC 610-20, NNN evaluates any separate contracts or performance obligations to determine proper timing and/or amount of revenue recognition, as well as, transfer of control and transaction price allocation in determining the amount of gain or loss to record.

Earnings Per Share. Earnings per share have been computed pursuant to the FASB guidance included in FASB ASC Topic 260, *Earnings Per Share*. The guidance requires classification of the Company's unvested restricted share units which contain rights to receive nonforfeitable dividends, as participating securities requiring the two-class method of computing earnings per share. Under the two-class method, earnings per common share are computed by dividing the sum of distributed earnings to common stockholders and undistributed earnings allocated to common stockholders by the weighted average common shares outstanding for the period. In applying the two-class method, undistributed earnings are allocated to both common shares and participating securities based on the weighted average shares outstanding during the period.

The following table is a reconciliation of the numerator and denominator used in the computation of basic and diluted earnings per share using the two-class method for the years ended December 31 (dollars in thousands):

	2024	2023	2022
Basic and Diluted Earnings:			
Net earnings available to stockholders	$ 396,835	$ 392,340	$ 334,626
Less: Earnings allocated to unvested restricted shares	(686)	(609)	(514)
Net earnings used in basic and diluted earnings per share	$ 396,149	$ 391,731	$ 334,112
Basic and Diluted Weighted Average Shares Outstanding:			
Weighted average shares outstanding	184,723,988	182,184,038	177,332,094
Less: Unvested restricted shares	(299,534)	(273,077)	(237,918)
Less: Unvested contingent restricted shares	(735,892)	(710,921)	(690,520)
Weighted average shares outstanding used in basic earnings per share	183,688,562	181,200,040	176,403,656
Other dilutive securities	355,279	489,683	664,209
Weighted average shares outstanding used in diluted earnings per share	184,043,841	181,689,723	177,067,865

Income Taxes. NNN has made an election to be taxed as a REIT under Sections 856 through 860 of the Code, and related regulations. NNN generally will not be subject to federal income taxes on taxable income it distributes to stockholders, provided it meets certain other requirements for qualifying as a REIT. For each of the years in the three-year period ended December 31, 2024, NNN believes it has qualified as a REIT. Notwithstanding NNN's qualification for taxation as a REIT, NNN is subject to certain state and local income, franchise and excise taxes.

NNN may elect to treat certain subsidiaries as TRS pursuant to the provisions of the REIT Modernization Act. A TRS is able to engage in activities resulting in income that previously would have been disqualified from being eligible REIT income under the federal income tax regulations. As a result, certain activities of NNN which occur within its TRS entities are subject to federal and state or local income taxes. All provisions for federal income taxes in the accompanying consolidated financial statements are attributable to NNN's former TRS. The deferred tax asset consists only of net operating loss carryforwards of $3,804,000 from the former TRS that begin to expire in 2026. Management believes it is unlikely that NNN will realize any of the benefits of these deductible differences and has taken a valuation allowance against them. The valuation allowance decreased by $95,000 for the year ended December 31, 2024 as a result of the decrease in the deferred tax asset. There was no change to the valuation allowance for the years ended December 31, 2023 and 2022. NNN currently has no TRS entities.

Income taxes are accounted for under the asset and liability method as required by FASB ASC Topic 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the temporary differences based on estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the applicable period.

In accordance with ASC 740, NNN has analyzed its various federal and state filing positions. NNN believes that its income tax filing positions and deductions are well documented and supported. Additionally, NNN believes that its accruals for tax liabilities are adequate. Therefore, no reserves for uncertain income tax positions have been recorded.

NNN has had no unrecognized tax benefits during any of the years presented. Further, no interest or penalties have been included since no reserves were recorded and no significant increases or decreases are expected to occur within the next 12 months. When applicable, such interest and penalties will be recorded in non-operating expenses. The periods that remain open under federal statute are 2021 through 2024. NNN also files in many states and localities with varying open years under statute.

Fair Value Measurement. NNN's estimates of fair value of financial and non-financial assets and liabilities are based on the framework established in FASB ASC Topic 820, *Fair Value Measurement*. The framework specifies a hierarchy of valuation inputs which was established to increase consistency, clarity and comparability in fair value measurements and related disclosures. The guidance describes a fair value hierarchy based upon three levels of inputs that may be used to measure fair value, two of which are considered observable and one that is considered unobservable. The following describes the three levels:
- Level 1 – Valuation is based upon quoted prices in active markets for identical assets or liabilities.
- Level 2 – Valuation is based upon inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include option pricing models, discounted cash flow models and similar techniques.

Accumulated Other Comprehensive Income (Loss). The following table outlines the changes in accumulated other comprehensive income (loss) for the years ended December 31, 2024 and 2023 (dollars in thousands):

	Gain or Loss on Cash Flow Hedges[1]
Beginning balance, December 31, 2022	$ (12,582)
Reclassifications from accumulated other comprehensive income to net earnings	2,471 [2]
Ending balance, December 31, 2023	(10,111)
Reclassifications from accumulated other comprehensive income to net earnings	2,152 [2]
Ending balance, December 31, 2024	$ (7,959)

[1] Additional disclosure is included in "Note 4 – Notes Payable and Derivatives."
[2] Recorded in *interest expense* on the Consolidated Statements of Income and Comprehensive Income. There is no income tax expense (benefit) resulting from this reclassification.

New Accounting Pronouncements. In December 2022, the FASB issued ASU 2022-06, *Deferral of the Sunset Date of Topic 848* ("ASU 2022-06") which was issued to defer the sunset date of ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform to December 31, 2024*. ASU 2022-06 is effective immediately for all companies. For the year ended December 31, 2024, ASU 2022-06 had no impact on NNN's financial position or results of operations.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), effective for fiscal years, beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The amendments in this update require public entities to provide enhanced disclosures primarily around segment expenses. On an annual and interim basis entities will disclose significant segment expenses that are regularly provided to the chief operating decision maker and included with each measure of segment profit or loss, an amount for "other segment items" by reportable segment accompanied by a description of its composition, and all annual disclosures about segment profit and loss currently required by Topic 280 to be disclosed in interim periods. The adoption of ASU 2023-07 did not have a significant impact on NNN's financial statement disclosures. Additional disclosure required by ASU 2023-07 is included in "Note 9 – Segment Information."

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), effective for annual periods beginning after December 15, 2024. The amendments in the update require public business entities on an annual basis to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold of equal to or greater than five percent of the amount computed by multiplying pretax income by the statutory income tax rate. The amendments also require that entities disclose on an annual basis information about the amount of income taxes paid disaggregated by federal, state, and foreign taxes and the amount of income taxes paid disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. The amendments eliminate some of the previous required disclosures for all entities relating to estimates of the change in unrecognized tax benefits reasonably possible within 12 months. NNN is currently evaluating the potential impact the adoption of ASU 2023-09 will have on its future disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expense* ("ASU 2027-03"), effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The amendments in this update require disclosure, in the notes to the financial statements, of specified information about certain costs and expenses and a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. NNN is currently evaluating the potential impact the adoption of ASU 2024-03 will have on its future disclosures.

Use of Estimates. Additional critical accounting policies of NNN include management's estimates and assumptions relating to the reporting of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities which are required to prepare the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant accounting policies include management's estimates of the purchase accounting for acquisition of real estate, the recoverability of the carrying value of long-lived assets and management's evaluation of the probability of outstanding and future lease payment collections. Estimates are sensitive to evaluations by management about current and future expectations of market and economic conditions. Actual results could differ from those estimates.

Note 2 – Real Estate:

Real Estate – Portfolio

Leases. At December 31, 2024, NNN's real estate portfolio has a weighted average remaining lease term of 10 years and consisted of 3,533 leases classified as operating leases and an additional four leases accounted for as direct financing leases.

The following is a summary of the general structure of the leases in the Property Portfolio, although the specific terms of each lease can vary significantly. Typically, the Property leases provide for initial terms of 10 to 20 years. The Properties are generally leased under triple-net leases, pursuant to which the tenant typically bears responsibility for all operating expenses of the Property, including utilities, real estate taxes and assessments, property and liability insurance, maintenance, repairs and capital expenditures. Certain Properties are subject to leases under which NNN retains responsibility for specific costs and expenses associated with the Property. NNN's leases provide for annual base rental payments (generally payable in monthly installments), and generally provide for limited increases in rent as a result of increases in the Consumer Price Index ("CPI") or fixed increases.

Generally, NNN's leases provide the tenant with one or more multi-year renewal options, subject to generally the same terms and conditions provided under the initial lease term, including rent increases. NNN's lease term is based on the non-cancellable base term unless economic incentives make it reasonably certain that an option period to extend the lease will be exercised, in which event NNN includes the renewal options. Some of the leases also provide that in the event NNN wishes to sell the Property subject to that lease, NNN first must offer the lessee the right to purchase the Property on the same terms and conditions as any offer which NNN intends to accept for the sale of the Property.

Real Estate Portfolio. NNN's real estate consisted of the following at December 31 (dollars in thousands):

	2024	2023
Land and improvements [(1)]	$ 2,919,976	$ 2,878,400
Buildings and improvements	7,805,939	7,368,873
Leasehold interests	355	355
	10,726,270	10,247,628
Less accumulated depreciation and amortization	(2,065,316)	(1,863,451)
	8,660,954	8,384,177
Work in progress and improvements	82,411	144,068
Accounted for using the operating method	8,743,365	8,528,245
Accounted for using the direct financing method	2,520	3,033
Classified as held for sale[(2)]	283	4,573
	$ 8,746,168	$ 8,535,851

[(1)] Includes $34,356 and $96,464 in land for Properties under construction as of December 31, 2024 and 2023, respectively.

[(2)] As of December 31, 2024, two Properties were classified as held for sale. The property classified as held for sale as of December 31, 2023 was sold during the year ended December 31, 2024.

NNN recognized the following revenues in rental income for the years ended December 31 (dollars in thousands):

	2024	2023	2022
Rental income from operating leases	$ 846,653	$ 805,136	$ 751,680
Earned income from direct financing leases	468	560	595
Percentage rent	1,536	1,631	1,541
Rental revenues	848,657	807,327	753,816
Real estate expense reimbursement from tenants	18,811	18,763	17,802
	$ 867,468	$ 826,090	$ 771,618

Some leases provide for a free rent period or scheduled rent increases throughout the lease term. Such amounts are recognized on a straight-line basis over the terms of the leases.

For the years ended December 31, 2024, 2023 and 2022, NNN recognized $294,000, $7,453,000 and ($3,559,000), respectively, of net-straight-line accrued rental income, net of reserves. During the year ended December 31, 2023, one tenant was reclassified to accrual basis for accounting purposes due to their improved qualitative and/or quantitative credit factors, which resulted in an increase of accrued rental income in the amount of $5,573,000.

The following is a schedule of undiscounted cash flows to be received on noncancellable operating leases as of December 31, 2024 (dollars in thousands):

2025	$	807,969
2026		773,249
2027		730,349
2028		677,780
2029		639,162
Thereafter		4,488,602
	$	8,117,111

Since lease renewal periods are exercisable at the option of the tenant, the above table only presents undiscounted cash flows due during the current lease terms. In addition, this table does not include amounts for potential variable rent increases that are based on the CPI or future contingent rents which may be received on the leases based on a percentage of the tenant's sales volume.

Real Estate – Intangibles

In accordance with purchase accounting for the acquisition of real estate subject to a lease, NNN has recorded intangible assets and lease liabilities that consisted of the following at December 31 (dollars in thousands):

		2024		2023
Intangible lease assets (included in *other assets*):				
Above-market in-place leases	$	14,753	$	15,297
Less: accumulated amortization		(12,159)		(12,080)
Above-market in-place leases, net	$	2,594	$	3,217
In-place leases	$	116,549	$	122,802
Less: accumulated amortization		(85,741)		(85,332)
In-place leases, net	$	30,808	$	37,470
Intangible lease liabilities (included in *other liabilities*):				
Below-market in-place leases	$	39,869	$	41,244
Less: accumulated amortization		(28,946)		(29,117)
Below-market in-place leases, net	$	10,923	$	12,127

The amounts amortized as a net increase to rental income for above-market and below-market leases for the years ended December 31, 2024, 2023 and 2022 were $495,000, $430,000 and $510,000, respectively. The value of in-place leases amortized to expense for the years ended December 31, 2024, 2023 and 2022 was $6,108,000, $6,793,000 and $7,132,000, respectively.

The following is a schedule of the amortization of acquired above-market and below-market in-place lease intangibles and the amortization of the in-place lease intangibles as of December 31, 2024 (dollars in thousands):

	Above-Market and Below-Market In-Place Lease Intangibles[1]	In-Place Lease Intangibles[2]
2025	$ 392	$ 5,293
2026	402	4,711
2027	460	3,963
2028	638	3,526
2029	686	3,100
Thereafter	5,751	10,215
	$ 8,329	$ 30,808
Weighted average amortization period (years)	15	8

[1] Recorded as a net increase to rental income over the life of the lease.
[2] Amortized as an increase to amortization expense.

Real Estate – Dispositions

The following table summarizes the properties sold and the corresponding gain recognized on the disposition of properties for the years ended December 31 (dollars in thousands):

	2024		2023		2022	
	# of Sold Properties	Net Gain	# of Sold Properties	Net Gain	# of Sold Properties	Net Gain
Gain on disposition of real estate	41	$ 42,290	45	$ 47,485	33	$ 17,443

Real Estate – Commitments

As of December 31, 2024, NNN has committed to fund construction of 15 Properties. The improvements of such Properties are estimated to be completed within 12 to 18 months. These construction commitments, at December 31, 2024, are outlined in the table below (dollars in thousands):

Total commitment[1]	$ 165,550
Less amount funded	(116,767)
Remaining commitment	$ 48,783

[1] Includes land, construction costs, tenant improvements, lease costs, capitalized interest and third-party costs.

Real Estate – Impairments

NNN periodically assesses its long-lived real estate assets for possible impairment whenever certain events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

As a result of NNN's review of long-lived real estate assets, including identifiable intangible assets, NNN recognized real estate impairments, net of recoveries as summarized in the table below (dollars in thousands):

	2024	2023	2022
Total real estate impairments, net of recoveries	$ 6,632	$ 5,990	$ 8,309
Number of Properties:			
Vacant	4	11	9
Occupied	9	3	7

The valuation of impaired assets is determined using widely accepted valuation techniques including discounted cash flow analysis, income capitalization, analysis of recent comparable sales transactions, actual sales negotiations and bona fide purchase offers received from third parties, which are Level 3 inputs. NNN may consider a single valuation technique or multiple valuation techniques, as appropriate, when estimating the fair value of its real estate.

Note 3 – Line of Credit Payable:

In April 2024, NNN amended its credit agreement to increase borrowing capacity under its unsecured revolving credit facility from $1,100,000,000 to $1,200,000,000 and amended certain other terms under the former revolving credit facility (as the context requires, the previous and new revolving credit facility, the "Credit Facility"). The Credit Facility had a weighted average outstanding balance of $60,775,000 and a weighted average interest rate of 6.25% during the year ended December 31, 2024. The Credit Facility has a base interest rate of the Secured Overnight Financing Rate ("SOFR") plus a SOFR adjustment of 10 basis points ("Adjusted SOFR"). The Credit Facility bears interest at Adjusted SOFR plus 77.5 basis points; however, such interest rate may change pursuant to a tiered interest rate structure based on NNN's debt rating. Additionally, as part of NNN's environmental, social and governance ("ESG") initiative, pricing may be reduced if specified ESG metrics are achieved. The Credit Facility matures in April 2028, unless the Company exercises its options to extend maturity to April 2029. The Credit Facility also includes an accordion feature which permits NNN to increase the facility size up to $2,000,000,000, subject to lender approval. In connection with the Credit Facility, loan costs are classified as *debt costs* on the Consolidated Balance Sheet. As of December 31, 2024, there was no outstanding balance and $1,200,000,000 was available for future borrowings under the Credit Facility.

In accordance with the terms of the Credit Facility, NNN is required to meet certain restrictive financial covenants which, among other things, require NNN to maintain certain (i) leverage ratios, (ii) debt service coverage, (iii) cash flow coverage, and (iv) investment and dividend limitations. At December 31, 2024, NNN was in compliance with each of the Credit Facility financial covenants.

Note 4 – Notes Payable and Derivatives:

Each of NNN's outstanding series of unsecured notes is summarized in the table below (dollars in thousands):

Notes	Issue Date	Principal	Discount[1]	Net Price	Stated Rate	Effective Rate[2]	Maturity Date
2025[3]	October 2015	$ 400,000	$ 964	$ 399,036	4.000%	4.029%	November 2025[4][5]
2026[3]	December 2016	350,000	3,860	346,140	3.600%	3.733%	December 2026[4]
2027[3]	September 2017	400,000	1,628	398,372	3.500%	3.548%	October 2027[4]
2028[3]	September 2018	400,000	2,848	397,152	4.300%	4.388%	October 2028[4]
2030[3]	March 2020	400,000	1,288	398,712	2.500%	2.536%	April 2030
2033	August 2023	500,000	11,620	488,380	5.600%	5.905%	October 2033
2034	May 2024	500,000	6,160	493,840	5.500%	5.662%	June 2034
2048	September 2018	300,000	4,239	295,761	4.800%	4.890%	October 2048
2050	March 2020	300,000	6,066	293,934	3.100%	3.205%	April 2050
2051	March 2021	450,000	8,406	441,594	3.500%	3.602%	April 2051
2052[3]	September 2021	450,000	10,422	439,578	3.000%	3.118%	April 2052

[1] The note discounts are amortized to interest expense over the respective term of each debt obligation using the effective interest method.

[2] Includes the effects of the discount at issuance.

[3] NNN entered into forward starting swaps which were hedging the risk of changes in forecasted interest payments on forecasted issuance of long-term debt. Upon the issuance of a series of unsecured notes, NNN terminated such derivatives, and the resulting fair value was deferred in other comprehensive income. The deferred liability (asset) is being amortized over the term of the respective notes using the effective interest method.

[4] The aggregate principal balance of the unsecured note maturities for the next five years is $1,550,000.

[5] NNN plans to use proceeds from the Credit Facility and/or potential debt or equity offerings to repay the outstanding debt.

Each series of the notes represents senior, unsecured obligations of NNN and is subordinated to all secured debt of NNN. NNN may redeem each series of notes in whole or in part at any time prior to the par call date for the notes at the redemption price as set forth in the applicable supplemental indenture relating to the notes; provided, however, that if NNN redeems the notes on or after the par call date, the redemption price will equal 100 percent of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date.

In connection with the outstanding debt offerings, NNN incurred debt issuance costs totaling $43,820,000 consisting primarily of underwriting discounts and commissions, legal and accounting fees, rating agency fees and printing expenses. Debt issuance costs for all note issuances have been deferred and presented as a reduction to notes payable and are being amortized over the term of the respective notes using the effective interest method.

In June 2024, NNN redeemed the $350,000,000 3.900% notes payable that were due in June 2024. The notes were redeemed at a price equal to 100 percent of the principal amount and accrued and unpaid interest.

In accordance with the terms of the indentures, pursuant to which NNN's notes have been issued, NNN is required to meet certain restrictive financial covenants, which, among other things, require NNN to maintain (i) certain leverage ratios and (ii) certain interest coverage. At December 31, 2024, NNN was in compliance with each of the financial covenants.

In accordance with the guidance on derivatives and hedging, NNN records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

NNN's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, NNN primarily uses treasury locks, forward starting swaps and interest rate swaps as part of its cash flow hedging strategy. Treasury locks and forward starting swaps are used to hedge forecasted debt issuances. Treasury locks designated as cash flow hedges lock in the yield/price of a treasury security. Forward starting swaps also lock the associated swap spread. Interest rate swaps designated as cash flow hedges are used to hedge the variable cash flows associated with floating rate debt and involve the receipt or payment of variable rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount.

For derivatives designated as cash flow hedges, the change in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings.

NNN discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is re-designated as a hedging instrument or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued, NNN recognizes any changes in its fair value in earnings and continues to carry the derivative on the balance sheet or may choose to settle the derivative at that time with a cash payment or receipt. NNN records a cash settlement of forward starting swaps in the statement of cash flows as an operating activity.

The following table outlines NNN's terminated derivatives which were hedging the risk of changes in forecasted interest payments on forecasted issuance of long-term debt (dollars in thousands):

Notes	Terminated	Description	Aggregate Notional Amount	Liability (Asset) Fair Value When Terminated	Fair Value Deferred In Other Comprehensive Income[1]
2025	October 2015	Four forward starting swaps	$ 300,000	$ 13,369	$ 13,369
2026	December 2016	Two forward starting swaps	180,000	(13,352)	(13,345)
2027	September 2017	Two forward starting swaps	250,000	7,690	7,688
2028	September 2018	Two forward starting swaps	250,000	(4,080)	(4,080)
2030	March 2020	Three forward starting swaps	200,000	13,141	13,141
2052	September 2021	Two forward starting swaps	120,000	1,584	1,584

[1] The amount reported in accumulated other comprehensive income (loss) will be reclassified to interest expense as interest payments are made on the related notes payable.

As of December 31, 2024, $7,959,000 remains in accumulated other comprehensive income (loss) related to NNN's previously terminated interest rate hedges. During the years ended December 31, 2024, 2023 and 2022, NNN reclassified $2,152,000, $2,471,000 and $2,374,000, respectively, out of accumulated other comprehensive income (loss) as an increase to interest expense. Over the next 12 months, NNN estimates that an additional $1,670,000 will be reclassified as an increase in interest expense. Amounts reported in accumulated other comprehensive income (loss) related to derivatives will be reclassified to interest expense as interest payments are made on NNN's long-term debt.

NNN does not use derivatives for trading or speculative purposes. NNN had no derivative financial instruments outstanding at December 31, 2024.

Note 5 – Stockholders' Equity:

Universal Shelf Registration Statement. In August 2023, NNN filed a shelf registration statement with the Securities and Exchange Commission (the "Commission") which became automatically effective ("Universal Shelf"). The Universal Shelf permits the issuance by NNN of an indeterminate amount of debt and equity securities, including preferred stock, depositary shares, common stock, stock purchase contracts, rights, warrants and units. NNN may periodically offer one or more of these securities in amounts, prices and on terms to be announced when and if these securities are offered. The specifics of any future offerings along with the use of proceeds of any securities offered, will be described in detail in a prospectus supplements, or other offering materials, at the time of any offering.

At-The-Market Offerings. NNN has established an at-the-market equity program ("ATM") which allows NNN to sell shares of common stock from time to time. The following table outlines NNN's ATM:

	2023 ATM	2020 ATM
Shelf registration statement:		
Effective date	August 2023	August 2020
Termination date	August 2026	August 2023
Total allowable shares	17,500,000	17,500,000
Total shares issued as of December 31, 2024	4,652,100	7,722,511

The following table outlines the common stock issuances pursuant to NNN's ATM for the years ended December 31 (dollars in thousands, except per share data):

	2024	2023	2022
Shares of common stock	4,652,100	650,135	5,473,072
Average price per share (net)	$ 45.49	$ 43.52	$ 45.15
Net proceeds	$ 211,619	$ 28,292	$ 247,129
Stock issuance costs[1]	$ 3,242	$ 858	$ 3,761

[1] Stock issuance costs consist primarily of underwriters' and agent's fees and commissions, and legal and accounting fees.

Dividend Reinvestment and Stock Purchase Plan. In February 2024, NNN filed a shelf registration statement for its Dividend Reinvestment and Stock Purchase Plan ("DRIP") with the Commission that was automatically effective, and permits NNN to issue up to 4,000,000 shares of common stock. The following outlines the common stock issuances pursuant to NNN's DRIP for the years ended December 31 (dollars in thousands):

	2024	2023	2022
Shares of common stock	64,654	76,229	70,342
Net proceeds	$ 2,634	$ 3,082	$ 3,082

Dividends. The following table outlines the dividends declared and paid for NNN's common stock for the years ended December 31 (in thousands, except per share data):

	2024	2023	2022
Dividends	$ 420,239	$ 404,458	$ 380,538
Per share	2.290	2.230	2.160

On January 14, 2025, NNN declared a dividend of $0.580 per share, payable February 14, 2025, to its common stockholders of record as of January 31, 2025.

Note 6 – Employee Benefit Plan:

Effective January 1, 1998, NNN adopted a defined contribution retirement plan (the "Retirement Plan") covering all of the eligible associates of NNN. The Retirement Plan permits participants to defer a portion of their compensation, as defined in the Retirement Plan, subject to limits established by the Code. NNN generally matches 75 percent of the first four percent and 50 percent of the next five percent of a participant's contributions. Additionally, NNN may make discretionary contributions. NNN recorded contributions to the Retirement Plan of $804,000, $734,000 and $590,000, for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 7 – Performance Incentive Plan:

In August 2023, NNN filed a registration statement on Form S-8 with the Commission which amended NNN's 2017 Performance Incentive Plan to increase the maximum aggregate share issuance from 1,800,000 to 4,800,000 shares of common stock and certain other limits under the plan (the plan as amended, the "2017 Plan"). The 2017 Plan allows NNN to award or grant to key associates, directors and persons performing consulting or advisory services for NNN or its affiliates, stock options, phantom stock awards, Stock Awards, Restricted Stock Awards, Stock Appreciation Rights and Performance Shares, each as defined in the 2017 Plan.

There were no stock options outstanding or exercisable at December 31, 2024.

Pursuant to the 2017 Plan, NNN has granted and issued shares of restricted stock to certain officers and key associates of NNN. The following summarizes the restricted stock activity for the year ended December 31, 2024:

	Number of Shares	Weighted Average Share Price
Non-vested restricted shares, January 1	1,038,124	$ 44.23
Restricted shares granted	402,763	39.98
Restricted shares vested	(297,219)	43.79
Restricted shares forfeited	(60,088)	42.54
Non-vested restricted shares, December 31	1,083,580	42.86

Compensation expense for the restricted stock which is not contingent upon NNN's performance goals is determined based upon the fair value at the date of grant and is recognized as the greater of the amount amortized over a straight-lined basis or the amount vested over the vesting periods. Vesting periods for officers and key associates of NNN range from three to five years and generally vest annually. NNN recognizes compensation expense on a straight-line basis for awards with only service conditions.

During the year ended December 31, 2024, NNN granted 275,482 Performance Shares subject to its total stockholder return after a three-year period relative to its peers. In accordance with FASB ASC Topic 718, *Compensation - Stock Compensation* ("ASC 718"), the fair value of these market-based Performance Shares was determined using a Monte Carlo simulation model at the grant date (for a weighted average fair value share price of $27.59). The Performance Shares were granted to certain executive officers and had a weighted average grant price of $39.98 per share. Once the respective performance criteria are met and the number of shares earned is determined, the shares vest immediately. Compensation expense is recognized over the requisite service period.

The following summarizes other grants made during the year ended December 31, 2024, pursuant to the 2017 Plan.

	Number of Shares	Weighted Average Share Price
Other share grants under the 2017 Plan:		
Directors' fees	6,720	$ 43.15
Deferred directors' fees	29,884	43.19
	36,604	43.19
Shares available under the 2017 Plan for grant, end of period	4,520,013	

The total compensation expense for share-based payments for the years ended December 31, 2024, 2023 and 2022 totaled $11,816,000, $12,228,000 and $15,449,000, respectively. At December 31, 2024, NNN had $13,725,000 of unrecognized compensation cost related to non-vested share-based compensation arrangements under the 2017 Plan. This cost is expected to be recognized over a weighted average period of 2.04 years.

Note 8 – Fair Value of Financial Instruments:

NNN believes the carrying value of its Credit Facility approximates fair value based upon its nature, terms and variable interest rate. At December 31, 2024 and 2023, the fair value of NNN's notes payable excluding unamortized discount and debt costs, were $3,894,030,000 and $3,801,367,000, respectively, based upon quoted market prices as of the close of the year, which is a Level 1 valuation since NNN's notes payable are publicly traded.

Note 9 – Segment Information:

NNN's operations are reported within one reportable segment and constitutes all of the consolidated entities which are reported in the consolidated financial statements. NNN primarily derives its revenues from real estate leased to retail tenants under long-term net leases. NNN's Properties are located in the United States.

NNN's chief operating decision maker ("CODM") is the Chief Executive Officer. The CODM assesses entity-wide operating results and performance and decides how to allocate resources based on *net earnings* which is reported on the Consolidated Statements of Income and Comprehensive Income. Additionally, the measure of segment assets is reported on the Consolidated Balance Sheets as *total assets*. Included in the total assets are long-lived real estate assets which include land, buildings, improvements and right-of-use assets subject to operating leases.

The CODM uses net earnings to evaluate income generated from assets (return on assets) in deciding whether to reinvest profits to grow the Property Portfolio or deploy into other aspects of the Company, such as to retire or repay debt or pay dividends. The CODM also uses net earnings to monitor the budget versus actual results, which is used in assessing NNN's entity-wide operating results and performance.

Significant expense categories, including general and administrative, real estate, depreciation and amortization and interest, are included on NNN's Consolidated Statements of Income and Comprehensive Income. Asset information is included in the Consolidated Balance Sheets and "Note 2 – Real Estate."

Note 10 – Major Tenants:

As of December 31, 2024, NNN had no tenants that accounted for ten percent or more of its rental income.

Note 11 – Commitments and Contingencies:

A summary of NNN's commitments are included in "Note 2 – Real Estate."

In the ordinary course of its business, NNN is a party to various other legal actions which management believes are routine in nature and incidental to the operation of the business of NNN. Management does not believe that any of these proceedings are material to NNN's consolidated financial statements.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Process for Assessment and Evaluation of Disclosure Controls and Procedures and Internal Control over Financing Reporting

NNN carried out an assessment as of December 31, 2024, of the effectiveness of the design and operation of its disclosure controls and procedures and its internal control over financial reporting. This assessment was done under the supervision and with the participation of management, including NNN's Chief Executive Officer, Chief Financial Officer and Chief Accounting and Technology Officer ("NNN's Chief Officers"). Rules adopted by the Commission require NNN to present the conclusions of NNN's Chief Officers about the effectiveness of NNN's disclosure controls and procedures and the conclusions of NNN's management about the effectiveness of NNN's internal control over financial reporting as of the end of the period covered by this annual report.

CEO and CFO Certifications. Included as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K are forms of "Certification" of NNN's Chief Executive Officer and Chief Financial Officer. The forms of Certification are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002. This section of the Annual Report on Form 10-K that stockholders are currently reading is the information concerning the assessment referred to in the Section 302 certifications and this information should be read in conjunction with the Section 302 certifications for a more complete understanding of the topics presented.

Disclosure Controls and Procedures and Internal Control over Financial Reporting. Disclosure controls and procedures are designed with the objective of providing reasonable assurance that information required to be disclosed in NNN's reports filed or submitted under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures are also designed with the objective of providing reasonable assurance that such information is accumulated and communicated to NNN's management, including NNN's Chief Officers, as appropriate, to allow timely decisions regarding required disclosure.

Internal control over financial reporting is a process designed by, or under the supervision of, NNN's Chief Officers, and affected by NNN's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP") and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of NNN's assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that NNN's receipts and expenditures are being made in accordance with authorizations of management or the Board of Directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of NNN's assets that could have a material adverse effect on NNN's financial statements.

Scope of the Assessments. The assessment by NNN's Chief Officers of NNN's disclosure controls and procedures and the assessment by NNN's management, including NNN's Chief Officers, of NNN's internal control over financial reporting included a review of procedures and discussions with NNN's management and others at NNN. In the course of the assessments, NNN sought to identify data errors, control problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken.

NNN's internal control over financial reporting is also assessed on an ongoing basis by personnel in NNN's Accounting department and by NNN's internal auditors in connection with their internal audit activities. The overall goals of these various assessment activities are to monitor NNN's disclosure controls and procedures and NNN's internal control over financial reporting and to make modifications as necessary. NNN's intent in this regard is that the disclosure controls and procedures and the internal control over financial reporting will be maintained and updated (including with improvements and corrections) as conditions warrant. Management also sought to deal with other control matters in the assessment, and in each case if a problem was identified, management considered what revision, improvement and/or correction was necessary to be made in accordance with NNN's ongoing procedures. The assessments of NNN's disclosure controls and procedures and NNN's internal control over financial reporting is done on a quarterly basis so that the conclusions concerning effectiveness of those controls can be reported in NNN's Quarterly Reports on Form 10-Q and Annual Report on Form 10-K.

Assessment of Effectiveness of Disclosure Controls and Procedures

Based upon the assessments, NNN's Chief Officers have concluded that, as of December 31, 2024, NNN's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Management, including NNN's Chief Officers, are responsible for establishing and maintaining adequate internal control over financial reporting for NNN. Management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – 2013 Integrated Framework to assess the effectiveness of NNN's internal control over financial reporting. Based upon the assessments, NNN's Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, NNN's internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young LLP, NNN's independent registered public accounting firm, audited the financial statements included in this Annual Report on Form 10-K and in connection therewith has issued an attestation report on NNN's effectiveness of internal control over financial reporting as of December 31, 2024, which appears in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

During the three months ended December 31, 2024, there were no changes in NNN's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, NNN's internal control over financial reporting.

<u>**Limitations on the Effectiveness of Controls**</u>

Management, including NNN's Chief Officers, do not expect that NNN's disclosure controls and procedures or NNN's internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within NNN have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Reference is made to the Registrant's definitive proxy statement to be filed with the Commission pursuant to Regulation 14(a); information responsive to this Item is included in the Registrant's proxy statement including the information, without limitation, contained in the sections thereof captioned "Proposal I: Election of Directors – Nominees," "Audit Committee Report – Executive Officers," "Proposal I: Election of Directors – Code of Business Conduct, Insider Trading Policy and Anti-Corruption Policy" and "Security Ownership," and such information in such sections is incorporated herein by reference.

Item 11. Executive Compensation

Reference is made to the Registrant's definitive proxy statement to be filed with the Commission pursuant to Regulation 14(a); information responsive to this Item is included in the Registrant's proxy statement including the information, without limitation, contained in the sections thereof captioned "Proposal I: Election of Directors – Director Compensation," "Executive Compensation" and "Compensation Committee Report," and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Reference is made to the Registrant's definitive proxy statement to be filed with the Commission pursuant to Regulation 14(a); information responsive to this Item is included in the Registrant's proxy statement including the information, without limitation, contained in the sections thereof captioned "Executive Compensation – Long-Term Incentive Compensation" and "Security Ownership," and such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Reference is made to the Registrant's definitive proxy statement to be filed with the Commission pursuant to Regulation 14(a); information responsive to this Item is included in the Registrant's proxy statement including the information, without limitation, contained in the section thereof captioned "Certain Relationships and Related Transactions" and such information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Reference is made to the Registrant's definitive proxy statement to be filed with the Commission pursuant to Regulation 14(a); information responsive to this Item is included in the Registrant's proxy statement including the information, without limitation, contained in the section thereof captioned "Audit Committee Report" and "Proposal III: Ratification of Ernst & Young LLP as the Independent Registered Public Accounting Firm," and such information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)   The following documents are filed with the Securities and Exchange Commission ("Commission") as part of this report.

       (1)   Financial Statements

Reports of Independent Registered Public Accounting Firm (PCAOB ID: 42)	44
Consolidated Balance Sheets as of December 31, 2024 and 2023	49
Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2024, 2023, and 2022	50
Consolidated Statements of Equity for the years ended December 31, 2024, 2023, and 2022	51
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022	54
Notes to Consolidated Financial Statements	56

       (2)   Financial Statement Schedules

Schedule III – Real Estate and Accumulated Depreciation and Amortization and Notes as of December 31, 2024	F-1
Schedule IV – Mortgage Loans on Real Estate as of December 31, 2024	F-4

All other schedules are omitted because they are not applicable or because the required information is shown in the financial statements or the notes thereto.

       (3)   Exhibits

The following exhibits are filed with the Commission as a part of this report, unless otherwise noted, each exhibit was previously filed with the Commission and is incorporated by reference below.

3   Articles of Incorporation and Bylaws

       3.1   First Amended and Restated Articles of Incorporation of the Registrant, as amended through the Second Amendment, dated May 1, 2023 (filed on April 27, 2023 as Exhibit 3.1 to the Registrant's Current Report on Form 8-K).

       3.2   Third Amended and Restated Bylaws of the Registrant, as amended through the Fifth Amendment to Bylaws, dated May 1, 2023 (filed on April 27, 2023 as Exhibit 3.2 to the Registrant's Current Report on Form 8-K).

4   Instruments Defining the Rights of Security Holders, Including Indentures

     4.1   Description of Registrant's Securities (filed on February 11, 2020 as Exhibit 4.22 to the Registrant's Annual Report on Form 10-K).

     4.2   Specimen Certificate of Common Stock, par value $0.01 per share, of the Registrant (filed as Exhibit 3.4 to the Registrant's Registration Statement No. 1-11290 on Form 8-B filed).

     4.3   Indenture, dated as of March 25, 1998, between the Registrant and First Union National Bank, as trustee (filed on February 28, 2006 as Exhibit 4.4 to the Registrant's Registration Statement on Form S-3 (Registration No. 333-132095)).

     4.4   Form of Thirteenth Supplemental Indenture between the Registrant and U.S. Bank National Association relating to 3.900% Notes due 2024 (filed on May 14, 2014 as Exhibit 4.1 to Registrant's Current Report on Form 8-K).

     4.5   Form of 3.900% Notes due 2024 (filed on May 14, 2014 as Exhibit 4.2 to Registrant's Current Report on Form 8-K)

     4.6   Form of Fourteenth Supplemental Indenture between the Registrant, Inc. and U.S. Bank National Association relating to 4.000% Notes due 2025 (filed on October 26, 2015 as Exhibit 4.1 to Registrant's Current Report on Form 8-K).

     4.7   Form of 4.000% Notes due 2025 (filed on October 26, 2015 as Exhibit 4.2 to Registrant's Current Report on Form 8-K).

     4.8   Deposit Agreement, among the Registrant, American Stock Transfer & Trust Company, as Depositary, and the holders of depositary receipts (filed on October 11, 2016 as Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A).

     4.9   Form of Fifteenth Supplemental Indenture between the Registrant, Inc. and U.S. Bank National Association relating to 3.60% Notes due 2026 (filed on December 12, 2016 as Exhibit 4.1 to Registrant's Current Report on Form 8-K).

     4.10   Form of 3.60% Notes due 2026 (filed on December 12, 2016 as Exhibit 4.2 to Registrant's Current Report on Form 8-K).

     4.11   Form of Sixteenth Supplemental Indenture between the Registrant, Inc. and U.S. Bank National Association relating to 3.50% Notes due 2027 (filed on September 19, 2017 as Exhibit 4.1 to Registrant's Current Report on Form 8-K).

     4.12   Form of 3.50% Notes due 2027 (filed on September 19, 2017 as Exhibit 4.2 to Registrant's Current Report on Form 8-K).

     4.13   Form of Seventeenth Supplemental Indenture between the Registrant, Inc. and U.S. Bank National Association relating to 4.300% Notes due 2028 and 4.800% Notes due 2048 (filed on September 27, 2018 as Exhibit 4.1 to Registrant's Current Report on Form 8-K).

     4.14   Form of 4.300% Notes due 2028 (filed on September 27, 2018 Exhibit 4.2 to Registrant's Current Report on Form 8-K).

     4.15   Form of 4.800% Notes due 2048 (filed on September 27, 2018 as Exhibit 4.3 to Registrant's Current Report on Form 8-K).

4.16 Form of Eighteenth Supplemental Indenture between the Registrant, Inc. and U.S. Bank National Association relating to 2.500% Notes due 2030 and 3.100% Notes due 2050 (filed on March 3, 2020 as Exhibit 4.1 to Registrant's Current Report on Form 8-K).

4.17 Form of 2.500% Notes due 2030 (filed on March 3, 2020 as Exhibit 4.2 to Registrant's Current Report on Form 8-K).

4.18 Form of 3.100% Notes due 2050 (filed on March 3, 2020 as Exhibit 4.3 on March 3, 2020 to Registrant's Current Report on Form 8-K).

4.19 Form of Nineteenth Supplemental Indenture between the Registrant, Inc. and U.S. Bank National Association relating to 3.500% Notes due 2051 (filed on March 10, 2021 as Exhibit 4.1 to Registrant's Current Report on Form 8-K).

4.20 Form of 3.500% Notes due 2051 (filed on March 10, 2021 as Exhibit 4.2 to Registrant's Current Report on Form 8-K).

4.21 Form of Twentieth Supplemental Indenture between the Registrant, Inc. and U.S. Bank National Association relating 3.000% Notes due 2052 (filed on September 24, 2021 as Exhibit 4.1 to Registrant's Current Report on Form 8-K).

4.22 Form of 3.000% Notes due 2052 (filed on September 24, 2021 as Exhibit 4.2 to Registrant's Current Report on Form 8-K).

4.23 Form of Twenty-first Supplemental Indenture between the Registrant and U.S. Bank Trust Company, National Association relating to 5.600% Notes due 2033 (filed on August 15, 2023 as Exhibit 4.1 to Registrant's Current Report on Form 8-K).

4.24 Form of 5.600% Notes due 2033 (filed on August 15, 2023 as Exhibit 4.2 to Registrant's Current Report on Form 8-K).

4.25 Form of Twenty-second Supplemental Indenture between the Registrant and U.S. Bank Trust Company, National Association, relating to 5.500% Notes due 2034 (filed on May 29, 2024 as Exhibit 4.1 to Registrant's Current Report on Form 8-K).

4.26 Form of 5.500% Notes due 2034 (filed on May 29, 2024 as Exhibit 4.2 to Registrant's Current Report on Form 8-K).

10 Material Contracts

10.1* Employment Agreement dated as of December 1, 2008, between the Registrant and Kevin B. Habicht (filed on December 3, 2008 as Exhibit 10.3 to the Registrant's Current Report on Form 8-K).

10.2* Amendment to Employment Agreement dated as of November 8, 2010, between the Registrant and Kevin B. Habicht (filed on February 24, 2011 as Exhibit 10.12 to the Registrant's Annual Report on Form 10-K).

10.3* Retirement and Transition Agreement, dated January 9, 2025, between the Registrant and Kevin B. Habicht (filed on January 10, 2025 as Exhibit 10.1 to the Registrant's Current Report on Form 8-K).

10.4* Employment Agreement dated as of December 1, 2008, between the Registrant and Christopher P. Tessitore (filed on December 3, 2008 as Exhibit 10.4 to the Registrant's Current Report on Form 8-K).

10.5* Amendment to Employment Agreement dated as of November 8, 2010, between the Registrant and Christopher P. Tessitore (filed on February 24, 2011 as Exhibit 10.14 to the Registrant's Annual Report on Form 10-K).

10.6* Retirement and Transition Agreement, dated November 21, 2023, between Registrant and Christopher P. Tessitore (filed on November 21, 2023 as Exhibit 10.1 to the Registrant's Current Report on Form 8-K).

10.7*   Employment Letter, dated as of January 19, 2022, between the Registrant and Stephen A. Horn, Jr. (filed on January 21, 2022 as Exhibit 10.2 to the Registrant's Current Report on Form 8-K).

10.8*   Employment Agreement dated as of February 15, 2018 between the Registrant and Michelle L. Miller (filed on February 9, 2023 as Exhibit 10.9 to the Registrant's Annual Report on Form 10-K).

10.9*   Employment Letter, dated as of December 16, 2024, between the Registrant and Michelle L. Miller (filed on December 17, 2024 as Exhibit 10.1 to the Registrant's Current Report on Form 8-K).

10.10* Employment Letter, dated August 14, 2023, between the Registrant and Jonathan A. Adamo (filed on November 1, 2023 as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q).

10.11* Employment Letter, dated November 30, 2023, between the Registrant and Gina M. Steffens Lubno (filed on February 8, 2024 as Exhibit 10.12 to the Registrant's Annual Report on Form 10-K).

10.12* Employment Letter, dated January 9, 2025, between the Registrant and Vincent H. Chao (filed on January 10, 2024 as Exhibit 10.2 to the Registrant's Current Report on Form 8-K).

10.13* Form of Indemnification Agreement (as entered into between the Registrant and each of its directors and executive officers) (filed on June 12, 2009 as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated).

10.14* 2017 Performance Incentive Plan (filed on March 29, 2017 as Annex A to the Registrant's 2017 Annual Proxy Statement on Schedule 14A).

10.15* Amendment No. 1 to the Registrant's 2017 Performance Incentive Plan (filed on March 23, 2023 as Annex A to the Registrant's 2023 Annual Proxy Statement on Schedule 14A).

10.16* Amended and Restated Deferred Fee Plan for Directors, dated as of August 16, 2018 (filed on November 1, 2018 as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q).

10.17* Form of Restricted Award Agreement - Performance between Registrant and the Participant of Registrant (filed on May 2, 2016 as Exhibit 10.21 to the Registrant's Quarterly Report on Form 10-Q).

10.18* Form of Restricted Award Agreement - Service - Non-Executives between Registrant and the Participant of Registrant (filed on May 2, 2016 as Exhibit 10.22 to the Registrant's Quarterly Report on Form 10-Q).

10.19* Form of Restricted Award Agreement - Service between Registrant and the Participant of Registrant (filed on May 2, 2016 as Exhibit 10.23 to the Registrant's Quarterly Report on Form 10-Q).

10.20   Second Amended and Restated Credit Agreement, dated June 23, 2021, by and among the Registrant, Wells Fargo Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein (filed on June 25, 2021 as Exhibit 10.1 to the Registrant's Current Report on Form 8-K).

10.21   First Amendment to Second Amended and Restated Credit Agreement, dated December 16, 2022, by and among the Registrant, Wells Fargo Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein (filed on December 19, 2022 as Exhibit 10.1 to the Registrant's Current Report on Form 8-K).

10.22   Third Amended and Restated Credit Agreement, dated April 16, 2024, by and among the Registrant, Wells Fargo Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein (filed on April 17, 2024 as Exhibit 10.1 to the Registrant's Current Report on Form 8-K).

10.23   NNN REIT, Inc. Executive Severance and Change of Control Plan (filed on January 21, 2022 as Exhibit 10.3 to the Registrant's Current Report on Form 8-K).

19	Insider Trading Policy (filed herewith)

21	Subsidiaries of the Registrant (filed herewith).

23   Consent of Independent Registered Public Accounting Firm

         23.1   Ernst & Young LLP dated February 11, 2025 (filed herewith).

24   Power of Attorney (included on signature page).

31   Section 302 Certifications**

         31.1   Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

         31.2   Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32   Section 906 Certifications**

         32.1   Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

         32.2   Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

97   Policy Relating to Recovery of Erroneously Awarded Compensation

         97.1   Incentive-based Compensation Recoupment Policy (filed on February 8, 2024 as Exhibit 97.1 to the Registrant's Annual Report on Form 10-K).

99   Additional Exhibits

         99.1   Certification of Chief Executive Officer pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual (filed herewith).

101   Interactive Data File

         101.1   The following materials from NNN REIT, Inc. Annual Report on Form 10-K for the year ended December 31, 2024, are formatted in Inline Extensible Business Reporting Language ("Inline XBRL"): (i) consolidated balance sheets, (ii) consolidated statements of income and comprehensive income, (iii) consolidated statements of equity (iv) consolidated statements of cash flows, and (v) notes to consolidated financial statements.

104   Cover Page Interactive Data File

         104.1   The cover page XBRL tags are embedded within the Inline XBRL document and included in Exhibit 101.

*   Management contract or compensatory plan or arrangement.

**   In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 11th day of February 2025.

NNN REIT, INC.

By: /s/ Stephen A. Horn, Jr.
      Stephen A. Horn, Jr.
      President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints each of Stephen A. Horn Jr., Kevin B. Habicht and Michelle L. Miller, separately and together, as his or her attorney-in-fact and agent, with full power of substitution and resubstitution for him or her in any and all capacities, to sign any or all amendments to this report and to file same, with exhibits thereto and other documents in connection therewith, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his or her substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Stephen A. Horn, Jr. Stephen A. Horn, Jr.	President, Chief Executive Officer and Director	February 11, 2025
/s/ Steven D. Cosler Steven D. Cosler	Chairman of the Board	February 11, 2025
/s/ Pamela K. M. Beall Pamela K. M. Beall	Director	February 11, 2025
/s/ David M. Fick David M. Fick	Director	February 11, 2025
/s/ Edward J. Fritsch Edward J. Fritsch	Director	February 11, 2025
/s/ Elizabeth C. Gulacsy Elizabeth C. Gulacsy	Director	February 11, 2025
/s/ Betsy D. Holden Betsy D. Holden	Director	February 11, 2025
/s/ Kamau O. Witherspoon Kamau O. Witherspoon	Director	February 11, 2025
/s/ Kevin B. Habicht Kevin B. Habicht	Executive Vice President, Chief Financial Officer (Principal Financial Officer), Director, Assistant Secretary and Treasurer	February 11, 2025
/s/ Michelle L. Miller Michelle L. Miller	Executive Vice President and Chief Accounting and Technology Officer (Principal Accounting Officer)	February 11, 2025

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NNN REIT, INC. AND SUBSIDIARIES

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION AND AMORTIZATION

December 31, 2024

(dollars in thousands)

			Initial Costs to Company		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period (a) (c)						
State	# of Properties	Encumbrances	Land	Building, Improvements & Leasehold Interests	Improvements	Carrying Costs	Land	Building, Improvements & Leasehold Interests	Total	Accumulated Depreciation & Amortization (b)	Year of Construction (e)	Year Acquired	Life on Which Depreciation & Amortization in Latest Income Statement is Computed (Years)
Alabama	150	$ —	$ 74,390	$ 173,171	$ 48,708	$ —	$ 74,104	$ 221,879	$ 295,983	$ 63,043	1960 - 2024	2001 - 2024	15 - 40
Alaska	5	—	1,943	3,694	140	—	1,943	3,834	5,777	2,076	1971 - 2003	1996 - 2014	20 - 40
Arizona	81	—	117,729	142,329	146,844	—	117,729	289,173	406,902	48,809	1962 - 2024	1998 - 2024	10 - 40
Arkansas	72	—	35,523	100,982	20,455	—	35,523	121,438	156,961	24,964	1969 - 2023	1998 - 2024	25 - 40
California	73	—	144,400	216,361	37,430	—	143,383	244,599	387,982	70,953	1945 - 2018	1997 - 2022	20 - 40
Colorado	45	—	70,215	92,324	43,689	—	70,215	136,014	206,229	35,256	1969 - 2024	1994 - 2023	20 - 40
Connecticut	11	—	9,068	32,773	601	—	9,068	33,375	42,443	12,503	1929 - 2003	2006 - 2022	20 - 30
Delaware	1	—	2,994	6,062	516	—	2,994	6,578	9,572	4,602	1994 - 1994	1994 - 1994	40 - 40
District of Columbia	1	—	624	578	—	—	624	578	1,202	286	1983 - 1983	2005 - 2005	40 - 40
Florida	276	—	305,961	474,860	145,081	—	305,961	618,368	924,329	153,577	1939 - 2024	1985 - 2024	5 - 40
Georgia	175	—	137,502	300,069	66,045	—	137,502	366,114	503,616	97,474	1964 - 2024	1996 - 2024	10 - 40
Hawaii	1	—	775	1,308	—	—	775	1,308	2,083	82	1971 - 1971	2023 - 2023	30 - 30
Idaho	11	—	7,644	9,468	8,331	—	7,644	17,799	25,443	5,356	1983 - 2017	2006 - 2022	20 - 40
Illinois	167	—	137,420	311,509	74,151	—	137,420	385,481	522,901	114,478	1924 - 2024	1995 - 2023	15 - 40
Indiana	149	—	99,065	201,373	84,248	—	99,065	285,621	384,686	89,296	1965 - 2023	2001 - 2024	15 - 40
Iowa	28	—	22,527	37,962	26,624	—	22,527	64,585	87,112	20,410	1964 - 2023	2005 - 2022	10 - 40
Kansas	39	—	19,541	53,896	9,776	—	19,541	63,672	83,213	13,912	1946 - 2019	1997 - 2023	15 - 40
Kentucky	60	—	44,003	105,088	13,085	—	44,003	118,173	162,176	34,057	1974 - 2024	2005 - 2024	25 - 40
Louisiana	52	—	36,135	92,862	37,936	—	36,135	130,798	166,933	30,411	1970 - 2023	1996 - 2023	15 - 40
Maine	17	—	5,618	23,757	—	—	5,618	23,757	29,375	5,982	1915 - 2017	1996 - 2024	10 - 40
Maryland	50	—	62,149	125,927	3,426	—	62,149	129,353	191,502	46,469	1946 - 2017	1996 - 2019	20 - 40
Massachusetts	24	—	33,600	94,097	—	—	33,600	94,097	127,697	23,118	1910 - 2017	2006 - 2024	20 - 40
Michigan	97	—	62,812	223,420	49,677	—	62,812	272,744	335,556	47,797	1963 - 2024	1996 - 2024	20 - 40
Minnesota	33	—	23,342	42,701	7,156	—	23,342	49,857	73,199	15,728	1950 - 2024	2005 - 2024	10 - 40
Mississippi	63	—	29,466	100,855	12,422	—	29,466	113,277	142,743	18,742	1959 - 2021	2006 - 2023	15 - 40
Missouri	106	—	64,782	131,418	67,399	—	64,782	198,817	263,599	47,317	1920 - 2023	1992 - 2024	15 - 40
Montana	26	—	4,102	11,865	2,654	—	4,102	14,518	18,620	5,828	1937 - 2016	2010 - 2016	20 - 40
Nebraska	11	—	10,052	10,581	5,033	—	10,052	15,614	25,666	2,488	1973 - 2019	2005 - 2024	20 - 40
Nevada	16	—	16,023	41,187	9,097	—	16,023	50,284	66,307	6,540	1961 - 2023	2012 - 2024	25 - 40
New Hampshire	10	—	11,299	39,056	—	—	11,299	39,056	50,355	10,424	1980 - 2004	2011 - 2022	25 - 30
New Jersey	33	—	53,956	202,697	7,600	—	53,956	210,297	264,253	59,343	1948 - 2025	1996 - 2024	25 - 40
New Mexico	33	—	22,315	81,052	21,795	—	22,315	102,848	125,163	20,786	1955 - 2019	2001 - 2024	25 - 40
New York	48	—	34,302	77,027	20,168	—	34,302	97,194	131,496	19,628	1905 - 2020	1997 - 2024	20 - 40
North Carolina	161	—	126,272	258,620	41,909	—	126,272	300,529	426,801	92,021	1906 - 2024	2004 - 2024	5 - 40

NNN REIT, INC. AND SUBSIDIARIES

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2024
(dollars in thousands)

			Initial Costs to Company		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period (a) (c)						
State	# of Properties	Encumbrances	Land	Building, Improvements & Leasehold Interests	Improvements	Carrying Costs	Land	Building, Improvements & Leasehold Interests	Total	Accumulated Depreciation & Amortization (b)	Year of Construction (e)	Year Acquired	Life on Which Depreciation & Amortization in Latest Income Statement is Computed (Years)
North Dakota	4	—	411	1,606	—	—	411	1,606	2,017	948	1974 - 1999	1997 - 2011	25 - 40
Ohio	193	—	126,588	299,250	77,934	—	126,588	376,991	503,579	118,574	1910 - 2025	1992 - 2024	15 - 40
Oklahoma	89	—	43,661	109,605	26,775	—	43,661	136,380	180,041	35,678	1964 - 2018	1996 - 2024	15 - 40
Oregon	8	—	6,040	10,216	1,000	—	6,040	11,216	17,256	3,976	1968 - 2008	1998 - 2023	20 - 40
Pennsylvania	88	—	72,020	137,489	49,818	—	71,835	185,984	257,819	51,594	1953 - 2024	1997 - 2024	2 - 40
Puerto Rico	1	—	1,729	—	2,732	—	1,729	2,131	3,860	976	1998 - 1998	2007 - 2007	33 - 33
Rhode Island	6	—	3,497	10,325	—	—	3,497	10,325	13,822	2,503	1938 - 2004	2016 - 2023	25 - 30
South Carolina	78	—	59,751	116,840	16,619	—	59,751	133,459	193,210	37,609	1921 - 2024	2005 - 2023	10 - 40
South Dakota	3	—	1,942	4,447	3,511	—	1,942	7,957	9,899	1,888	1985 - 2024	2012 - 2023	30 - 35
Tennessee	153	—	104,561	236,390	61,081	—	104,561	297,471	402,032	71,525	1958 - 2024	1996 - 2024	5 - 40
Texas	575	—	481,901	1,177,369	249,929	—	481,901	1,426,839	1,908,740	362,319	1890 - 2024	1993 - 2024	15 - 40
Utah	14	—	13,108	19,681	13,239	—	13,108	32,921	46,029	8,727	1951 - 2016	2006 - 2022	20 - 40
Virginia	118	—	101,701	177,563	66,719	—	100,591	243,323	343,914	69,571	1964 - 2024	1995 - 2024	5 - 40
Washington	27	—	22,767	35,177	15,999	—	22,767	51,177	73,944	18,979	1965 - 2017	1997 - 2024	20 - 40
West Virginia	24	—	14,442	28,027	1,394	—	14,442	29,421	43,863	8,220	1970 - 2021	2006 - 2023	25 - 40
Wisconsin	56	—	39,822	92,092	24,389	—	39,822	116,481	156,303	26,846	1940 - 2024	2006 - 2024	20 - 40
Wyoming	6	—	1,150	3,815	—	—	1,150	3,815	4,965	1,831	1949 - 2001	2010 - 2012	20 - 30
	3,568	$ —	$ 2,922,640	$ 6,280,821	$ 1,623,135	$ —	$ 2,920,042	$ 7,889,126	$ 10,809,168	$ 2,065,520			

NNN REIT, INC. AND SUBSIDIARIES

NOTES TO SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION AND AMORTIZATION

December 31, 2024

(dollars in thousands)

(a) The following is a reconciliation of the real estate portfolio accounted for using the operating method, including real estate held for sale for the years ended December 31:

	2024	2023	2022
Beginning balance, January 1	$ 10,397,432	$ 9,678,127	$ 8,917,586
Acquisitions and dollars invested in projects under construction or tenant improvements	565,707	820,238	846,331
Dispositions	(147,339)	(94,943)	(77,481)
Impairment losses	(6,632)	(5,990)	(8,309)
Ending balance, December 31	$ 10,809,168	$ 10,397,432	$ 9,678,127

(b) The following is a reconciliation of accumulated depreciation and amortization for the years ended December 31:

	2024	2023	2022
Beginning balance, January 1	$ 1,864,614	$ 1,660,665	$ 1,471,393
Dispositions	(41,046)	(26,236)	(25,757)
Depreciation and amortization expense	241,952	230,185	215,029
Ending balance, December 31	$ 2,065,520	$ 1,864,614	$ 1,660,665

(c) For financial reporting purposes, leases recorded as a direct financing lease are excluded from the real estate gross amounts at the close of the period and depreciation is not applicable. As of December 31, 2024, the net investment in real estate accounted for under the direct financing method was $2,520.

(d) As of December 31, 2024, the aggregate cost of the properties owned by NNN for federal tax purposes was approximately $10,665,000 (unaudited).

(e) As of December 31, 2024, NNN has committed to fund the construction of certain properties, which is estimated to be completed within 12 to 18 months. The year of construction represents the anticipated completion date.

See accompanying report of independent registered public accounting firm.

NNN REIT, INC. AND SUBSIDIARIES
SCHEDULE IV - MORTGAGE LOANS ON REAL ESTATE
December 31, 2024
(dollars in thousands)

Description	Interest Rate	Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages(c)	Principal Amount of Loans Subject to Delinquent Principal or Interest
First mortgages on properties:							
2 properties in VA	7.000%	3/1/2025	(b)	—	$ 3,000 (d)	$ 451	$ —
					$ 3,000	$ 451 (a)	$ —

(a) The following shows the changes in the carrying amounts of mortgage loans during the years ended December 31:

	2024	2023	2022
Beginning balance, January 1	$ 996	$ 1,521	$ 2,011
New mortgage loans	—	—	—
Deductions during the year:			
Collections of principal	(599)	(559)	(521)
Other: credit (losses) recoveries(e)	54	34	31
Foreclosures	—	—	—
Ending balance, December 31	$ 451	$ 996	$ 1,521

(b) Principal and interest is payable at varying amounts over the life of the loan.

(c) Mortgages held by NNN and its subsidiaries for federal income tax purposes for the year ended December 31, 2024, 2023 and 2022 were $454, $1,002 and $1,530, respectively.

(d) Mortgages totaling $3,000 were accepted in connection with real estate transactions for the year ended December 31, 2020.

(e) In accordance with FASB ASC Topic 326, *Financial Instruments - Credit Losses,* NNN recorded an allowance for an estimated expected lifetime credit loss on its mortgage receivables based on the fair value of the collateral and a 15-year historical collectability trend analysis.

See accompanying report of independent registered public accounting firm.

Shareholder Information

GENERAL INFORMATION

Equiniti Trust Company, LLC (EQ)
55 Challenger Road, Floor 2
Ridgefield Park, NJ 07660
(866) 627-2644
https://equiniti.com/us/ast-access/

SHAREHOLDER TOLL-FREE LINE

(866) 627-2644
Worldwide: (718) 921-8124

DIVIDEND REINVESTMENT

Equiniti Trust Company, LLC
Wall Street Station P.O. Box 922
New York, NY 10269

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP

CORPORATE OFFICE

NNN REIT, Inc.
450 S. Orange Avenue, Suite 900
Orlando, FL 32801
(800) NNN-REIT
(407) 265-7348
www.nnnreit.com

FORM 10-K

A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission (SEC) for fiscal 2024, which includes as Exhibits the Chief Executive Officer and Chief Financial Officer certifications required to be filed with the SEC pursuant to Section 302 of the Sarbanes Oxley Act, has been filed with the SEC and may also be obtained by shareholders without charge upon written request to the Company's Secretary at the above address, or by visiting www.nnnreit.com. During fiscal 2024, the Company filed with the New York Stock Exchange (NYSE) the Certification of its Chief Executive Officer confirming that the Chief Executive Officer was not aware of any violations by the Company of the NYSE's corporate governance listing standards.



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